Filed pursuant to General Instruction II.L. of Form F-10

File No. 333-297854

A copy of this preliminary prospectus supplement has been filed with the securities regulatory authorities in each of the provinces and territories of Canada, except Nova Scotia, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus supplement may not be complete and may have to be amended. A registration statement relating to these securities has become effective under the U.S. Securities Act of 1933, as amended. This preliminary prospectus supplement and the accompanying short form base shelf prospectus do not constitute an offer to sell, nor a solicitation of an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus, dated July 28, 2026 (the “Shelf Prospectus”), to which it relates, as amended or supplemented (collectively, the “Prospectus”), and each document incorporated or deemed to be incorporated by reference herein and therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Underwriting”. Information has been incorporated by reference in this Prospectus Supplement and the Shelf Prospectus to which it relates from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission (the “SEC”). Copies of the documents incorporated herein by reference may be obtained on request without charge from Deep Sea Minerals Corp., c/o 1500 - 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7, or by telephone at 1-604-602-0001, and are also available electronically on the Company’s profile on the System for Electronic Document Analysis and Retrieval+ (“SEDAR+”) at www.sedarplus.ca and the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov. See “Documents Incorporated by Reference”.

PRELIMINARY PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED JULY 28, 2026

New Issue	October 26, 2026

DEEP SEA MINERALS CORP.

US$5,000,004

10,000,008 Common Shares Represented by 833,334 American Depositary Shares

Up to 833,334 Warrants to Purchase up to 10,000,008 Common Shares Represented by up to 833,334 American Depositary Shares

This prospectus supplement (this “Prospectus Supplement”) of Deep Sea Minerals Corp. (“Deep Sea”, “SEAS”, the “Company”, “we”, “us” or “our”), together with the short form base shelf prospectus, dated July 28, 2026, to which it relates (the “Shelf Prospectus”), qualifies the distribution (the “Offering”) of: (i) an aggregate of 10,000,008 shares in the capital of the Company (the “Common Shares”) to be represented by 833,334 American depositary shares (the “ADSs”), together with up to 833,334 accompanying warrants of the Company (the “ADS Warrants”) to purchase up to an aggregate of 10,000,008 Common Shares to be represented by up to 833,334 ADSs, at an assumed combined price of US$6.00 per ADS and accompanying ADS Warrant (the “Offering Price”), having an aggregate offering amount of US$5,000,004, (ii) an aggregate of up to 41,666 warrants (the “Underwriter’s Warrants”) to purchase up to 41,666 ADSs issuable to the Underwriter (defined below) as compensation for the Offering, and (iii) an aggregate of up to 10,500,000 Common Shares of the Company to be represented by up to 875,000 ADSs issuable from time to time upon the exercise of up to 833,334 ADS Warrants and 41,666 Underwriter’s Warrants. Each ADS Warrant entitles the holder to purchase one ADS representing 12 Common Shares at an exercise price of US$[●] per ADS. The ADSs and accompanying ADS Warrants are only being purchased together in this Offering; they will be issued separately and will be immediately separable upon issuance. Each Underwriter’s Warrant entitles the holder to purchase one ADS representing 12 Common Shares at an exercise price of C$[●] per ADS. The ADS Warrants will be governed by the terms of a warrant agency agreement (the “Warrant Agency Agreement”) to be entered into on the Closing Date between the Company and the warrant agent thereunder, currently anticipated to be Odyssey Transfer and Trust Company (the “Warrant Agent”). Prior to the closing of the Offering, the Company may name any other agent with respect to the ADS Warrants. See “Description of the Securities Distributed – ADS Warrants.”

We expect the combined Offering Price to be between US$4.25 and US$8.00 per ADS and accompanying ADS Warrant. The actual Offering Price will be determined between us and the Underwriter at the time of pricing and may be at a discount to the then-current market price of the Common Shares. Therefore, the assumed Offering Price used throughout this Prospectus Supplement may not be indicative of the final Offering Price, and as a result, the number of securities qualified for distribution under this Prospectus Supplement may differ from the amounts set forth herein to ensure the gross proceeds of the Offering are no less than US$5,000,000. Unless otherwise indicated, the information in this Prospectus Supplement assumes a combined Offering Price of US$6.00 per ADS and accompanying ADS Warrant.

The Offering is being made outside of Canada only under a registration statement on Form F-10 (File No. 333-297854) (the “Registration Statement”), filed with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), which became effective on July 31, 2026, and of which this Prospectus Supplement forms a part. See “Underwriting”.

Each ADS represents twelve (12) Common Shares. All Common Shares represented by the ADSs will be deposited under a deposit agreement (the “Deposit Agreement”) among us, The Bank of New York Mellon, as depositary (the “Depositary”), and the holders and beneficial owners from time to time of ADSs issued thereunder. Subject to the terms of the Deposit Agreement, each registered holder of ADSs will be entitled to certain contractual rights with respect to the number of deposited Common Shares represented thereby (including, as applicable, dividend, voting, redemption, subscription and liquidation rights). See “Description of the Securities Distributed” for additional information.

The Depositary has nominated CIBC Mellon Trust Company to act as custodian for the Depositary in Canada (the “Custodian”). References made to the Depositary in this Prospectus Supplement shall also include the Custodian and any nominee of the Depositary or Custodian, as applicable, in accordance with the Deposit Agreement.

The Common Shares are listed and posted for trading on the Canadian Securities Exchange (the “CSE”) under the symbol “SEAS”, on the OTCQB Venture Market (“OTCQB”) under the symbol “DSEAF” and on the Frankfurt Stock Exchange (“FSE”) under the symbol “X450”. On October 23, 2026, the last trading day prior to the date of this Preliminary Prospectus Supplement, the closing price of the Common Shares on the CSE was C$0.90. We have applied to list the ADSs on the Nasdaq Capital Market (“Nasdaq”) under the symbol “SEAM”.

	Assumed Price to Public(1)		Underwriting Discounts or Commissions(2)		Net Proceeds to the Company(3)(4)
Per ADS and accompanying ADS Warrant	US$	6.00	US$	0.42	US$	5.58
Total	US$	5,000,004	US$	350,000.28	US$	4,650,003.72

Notes:

(1)	The actual Offering Price will be determined between the Company and the Underwriter at the time of pricing. The amounts in the table above are based on an assumed combined Offering Price of US$6.00 per ADS and accompanying ADS Warrant.

(2)	In addition to the underwriting discounts of up to 7.0% of the gross proceeds of the Offering, the Company has agreed to issue to the Underwriter, upon closing of the Offering the Underwriter’s Warrants, entitling the Underwriter to purchase that number of ADSs equal to up to 5.0% of the total number of ADSs sold in the Offering, being 41,666 ADSs, at an exercise price per ADS of C$[●], with terms otherwise identical to the ADS Warrants purchased by the investors in the Offering. The Registration Statement of which this Prospectus Supplement forms a part also registers the Underwriter’s Warrants and the Common Shares represented by the ADSs issuable upon exercise of the Underwriter’s Warrants. This Prospectus Supplement qualifies the distribution of the Underwriter’s Warrants and the 499,992 Common Shares to be represented by 41,666 ADSs issuable upon exercise thereof. See “Underwriting”.

(3)	Represents the net proceeds to the Company after deducting the underwriting discounts or commissions, but before deducting the expenses of the Offering, estimated to be approximately US$550,000, which will be paid for by the Company out of the gross proceeds of the Offering. The above summary does not give effect to any proceeds from the exercise of the ADS Warrants or the Underwriter’s Warrants. The Underwriter’s Warrants are deemed underwriting compensation under FINRA Rule 5110. See “Underwriting”.

(4)	The amounts set out in the table above do not give effect to any exercise of the Over-Allotment Option. The Company has granted to the Underwriter an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part at any time for a period of 45 days from and after the closing of the Offering, to purchase up to 125,000 additional ADSs and/or up to 125,000 additional ADS Warrants (representing approximately 15% of the total number of ADSs and accompanying ADS Warrants offered hereunder) at the Offering Price, less the Underwriter’s discounts payable by us, solely to cover over-allotments, if any. If the Over-Allotment Option is exercised in full for 125,000 additional ADSs and 125,000 additional ADS Warrants, the total “Price to Public”, “Underwriting Discounts or Commissions” and “Net Proceeds to the Company” (before deducting expenses of the Offering) will be US$5,750,004, US$402,500.28 and US$5,347,503.72, respectively. After deducting estimated Offering expenses of approximately US$550,000, net proceeds to the Company would be approximately US$4,797,503.72. This Prospectus Supplement qualifies the grant of the Over-Allotment Option and the distribution of: (i) an aggregate of up to 1,500,000 Common Shares to be represented by up to 125,000 ADSs issuable upon exercise of the Over-Allotment Option; (ii) up to 125,000 ADS Warrants issuable upon exercise of the Over-Allotment Option; and (iii) an aggregate of up to 1,500,000 Common Shares to be represented by up to 125,000 ADSs issuable from time to time upon exercise of such ADS Warrants.

The following table sets out the number of securities issuable, assuming the exercise in full of the Over-Allotment Option:

Underwriter’s Position	Maximum Size or Number of Securities Available	Exercise Period or Acquisition Date	Assumed Exercise Price or Average Acquisition Price
Over-Allotment Option	125,000 ADSs and/or up to 125,000 ADS Warrants	Exercisable for a period of 45 days following the closing of the Offering	US$[●] per ADS and US$[●] per ADS Warrant
Underwriter’s Warrants	41,666 Underwriter’s Warrants, or up to 47,916 Underwriter’s Warrants assuming full exercise of the Over-Allotment Option	Exercisable for a period of [●] years from the Closing Date	C$[●] per Underwriter’s Warrant

An investment in the ADSs and ADS Warrants involves significant risks. You should carefully consider the “Risk Factors” section in this Prospectus Supplement and in the accompanying Shelf Prospectus, and any risk factors disclosed in the documents incorporated by reference herein and therein, as well as the information under the heading “Cautionary Note Regarding Forward-Looking Statements”.

NEITHER THE SEC NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING SHELF PROSPECTUS OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING SHELF PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

This Prospectus Supplement qualifies the distribution outside of Canada of the ADSs, the ADS Warrants and the Common Shares represented by the ADSs, including the ADSs and underlying Common Shares issuable upon exercise of the ADS Warrants and the Underwriter’s Warrants. The Offering is being made outside of Canada only, and the ADSs and accompanying ADS Warrants will be offered directly to the purchasers participating in the Offering. No ADSs or ADS Warrants will be offered or sold to Canadian purchasers, and there will be no solicitations or advertising activities undertaken in Canada in connection with the Offering. See “Underwriting”.

The ADSs and accompanying ADS Warrants are being offered by Maxim Group LLC (the “Underwriter”), pursuant to an underwriting agreement to be entered into between the Company and the Underwriter (the “Underwriting Agreement”). The Underwriter will not, directly or indirectly, solicit offers to purchase, sell or distribute the ADSs, the ADS Warrants or the Common Shares represented by the ADSs in Canada and will act as an underwriter for us only in respect of the offer, sale and distribution of those securities outside of Canada.

The Underwriter, as principal, conditionally offers the ADSs and accompanying ADS Warrants qualified under this Prospectus Supplement and the Shelf Prospectus, subject to prior sale, if, as and when issued or sold by the Company and accepted by the Underwriter in accordance with the Underwriting Agreement, as described under “Underwriting”.

Unless otherwise indicated, references in this Prospectus Supplement to “United States dollars” or “US$” are to United States dollars. Canadian dollars are referred to as “Canadian dollars”, “C$” or “$”. See “Financial Information and Currency”.

Prospective investors should be aware that the acquisition, holding or disposition of the ADSs, ADS Warrants and the Common Shares represented by the ADSs, described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should consult and rely on their own tax advisors with respect to their particular circumstances, as well as any other provincial, state, foreign and other tax consequences of acquiring, holding or disposing of our securities. See “Certain U.S. Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations”.

The Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus Supplement and the Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that some of the Company’s officers and directors are residents of Canada, that some or all of the experts named in this Prospectus Supplement and the Shelf Prospectus may be residents of Canada, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States. See “Enforcement of Civil Liabilities”.

Closing of the Offering (the “Closing”) is expected to take place on or about October 30, 2026, or such earlier or later date as the Company and the Underwriter may agree (the “Closing Date”). For additional information, see “Underwriting”.

Subject to applicable laws, the Underwriter may, in connection with the Offering, over-allot or effect transactions that stabilize or maintain the market price of the ADSs, and the Common Shares represented thereby, at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Underwriting – Price Stabilization, Short Positions”.

James A. Deckelman, Chief Executive Officer and a promoter of the Company, resides outside of Canada and has appointed McMillan LLP at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, as his agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if that party has appointed an agent for service of process. See “Enforcement of Civil Liabilities”.

Our head office and mailing address is located at Suite 1600 – 409 Granville Street, Vancouver, British Columbia, V6C 1T2, Canada, and our registered and records office is located at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Canada.

Unless otherwise indicated, the disclosure contained in this Prospectus Supplement assumes that the Over-Allotment Option has not been exercised.

Sole Book-Running Manager

Table of Contents for this Prospectus Supplement

S-i

Table of Contents for the Shelf Prospectus

S-ii

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates information contained in the accompanying Shelf Prospectus and the documents incorporated by reference into this Prospectus Supplement and the Shelf Prospectus. The second part, the Shelf Prospectus, gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purposes of the Offering.

The Company has not, and the Underwriter has not, authorized anyone to provide readers with information different from that contained in this Prospectus Supplement and the accompanying Shelf Prospectus (or incorporated by reference herein or therein). The Company takes no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the accompanying Shelf Prospectus. If the description of the ADSs, the ADS Warrants or any other information varies between this Prospectus Supplement and the accompanying Shelf Prospectus (including the documents incorporated by reference herein and therein), you should rely on the information in this Prospectus Supplement. The ADSs and ADS Warrants are not being offered in any jurisdiction where the offer or sale of such securities is not permitted.

Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Shelf Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein is accurate only as of the respective date of each such document. The business, financial condition, results of operations and prospects of the Company may have changed since those dates. Information in this Prospectus Supplement updates and modifies the information in the Shelf Prospectus and the information incorporated by reference herein and therein.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. The Company does not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the Company’s website shall not be deemed to be a part of this Prospectus Supplement or the accompanying Shelf Prospectus and such information is not incorporated by reference herein or therein.

Unless otherwise noted or the context otherwise indicates, “Deep Sea”, “SEAS”, the “Company”, “us” and “we” refer to Deep Sea Minerals Corp. and its subsidiaries. Capitalized terms used but not defined in this Prospectus Supplement have the meanings given to them in the Shelf Prospectus, including in the technical glossary contained therein.

Cautionary Note Regarding Forward-Looking Statements

This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein may contain forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of Canadian and United States securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking statements are neither historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking statements in this Prospectus Supplement include, but are not limited to, statements with respect to: the completion of the Offering and the anticipated Closing Date; the anticipated use of the net proceeds of the Offering; the anticipated listing of the ADSs on Nasdaq; the Company’s expectations regarding its applications for subsea mineral exploration rights under the DSHMRA regime and in the Cook Islands EEZ, and the anticipated timing thereof; the Company’s business objectives and milestones over the next twelve months; the Company’s need for, and ability to obtain, additional financing; and the Company’s ability to continue as a going concern.

The forward-looking statements in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the Company, including without limitation, risks:

●	that the Offering may not be completed on the terms described herein, or at all;

●	that the net proceeds of the Offering will not be sufficient to fund the Company’s business objectives, and that additional financing may not be available on acceptable terms or at all;

●	associated with the Company’s ability to continue as a going concern;

●	associated with the actual allocation of the net proceeds of the Offering, and management’s broad discretion in respect thereof;

●	associated with the early stage of the Company’s business and the fact that the Company has not yet acquired any subsea mineral rights;

●	associated with the regulatory frameworks governing subsea mineral exploration and development, including the DSHMRA and NOAA regime, the UNCLOS and ISA regime, and the Cook Islands regime, and the interaction among them;

●	associated with the timing and outcome of the Company’s exploration license application filed with NOAA and any application that may be filed with the CISBMA;

●	associated with the availability of vessels, subsea technology, contractors and qualified personnel;

●	associated with commodity prices for nickel, manganese, copper and cobalt;

●	associated with negative public perception of subsea mineral collection;

●	associated with the trading price and volatility of the Common Shares and the ADSs, and the absence of any prior trading market for the ADSs;

●	associated with dilution to existing shareholders resulting from the Offering and from future issuances of securities;

●	associated with the rights of holders of ADSs, which differ from the rights of holders of Common Shares;

●	associated with the Company’s ability to maintain its status as a “foreign private issuer”;

●	associated with any characterization of the Company as a “passive foreign investment company” for U.S. federal income tax purposes; and

●	the other risk factors discussed under the heading “Risk Factors” in this Prospectus Supplement, in the Shelf Prospectus and in the AIF (as defined herein).

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in, or implied by, the forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from what is anticipated, estimated or intended. Those factors are described or referred to under the heading “Risk Factors” in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair the Company’s business operations.

Readers are cautioned that the foregoing list of factors is not exhaustive. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained or incorporated by reference into this Prospectus Supplement and the Shelf Prospectus. Such statements are based on a number of assumptions, which may prove to be incorrect, including, but not limited to, assumptions about: the state of the equity and debt capital markets; the Company’s ability to complete the Offering and to raise any necessary additional capital on reasonable terms to achieve its business objectives; the receipt of all necessary regulatory, exchange and third party approvals; the accuracy of budgeted costs and expenditures; the stability of foreign exchange rates; the availability and cost of vessels, equipment, contractors and qualified personnel; the absence of unforeseen changes in the legislative and regulatory framework applicable to subsea mineral exploration; and no significant events occurring outside of the Company’s normal course of business.

All forward-looking statements contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein are expressly qualified by the foregoing cautionary statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.

Documents Incorporated by Reference

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Shelf Prospectus and reference should be made to the Shelf Prospectus for full particulars thereof.

Copies of the documents incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus may be obtained on request without charge from the Corporate Secretary of the Company at the address set forth on the cover page of this Prospectus Supplement, and are also available electronically on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The following documents, filed by the Company with securities commissions or similar regulatory authorities in Canada, which have also been filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the accompanying Shelf Prospectus:

(a)	the amended and restated annual information form of the Company for the year ended December 31, 2025, dated July 27, 2026 (the “AIF”);

(b)	the amended audited consolidated financial statements of the Company for the years ended December 31, 2025 and 2024, together with the notes thereto and the report of the independent registered public accounting firm thereon dated July 30, 2026, filed on SEDAR+ on July 31, 2026 (the “Amended Annual Financial Statements”), which replace and supersede the audited consolidated financial statements of the Company for the years ended December 31, 2025 and 2024 filed on SEDAR+ on February 17, 2026;

(c)	the revised management’s discussion and analysis of the Company for the year ended December 31, 2025, filed on SEDAR+ on July 31, 2026 (the “Revised Annual MD&A”), which replaces and supersedes the management’s discussion and analysis of the Company for the year ended December 31, 2025 filed on SEDAR+ on February 17, 2026;

(d)	the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2026 and 2025, together with the notes thereto, filed on SEDAR+ on August 12, 2026 (the “Interim Financial Statements”);

(e)	the management’s discussion and analysis of the Company for the three and six months ended June 30, 2026, filed on SEDAR+ on August 12, 2026 (the “Interim MD&A”);

(f)	the management information circular of the Company dated June 22, 2026, prepared in connection with the annual general meeting of shareholders of the Company held on July 28, 2026;

(g)	the material change report dated January 19, 2026, regarding a loan agreement with an arm’s length lender for an unsecured loan of $50,000;

(h)	the material change report dated February 10, 2026, regarding the closing of the Company’s non-brokered private placement of 10,550,425 Common Shares (on a pre-Share Split basis) (the “February 2026 Private Placement”); and

(i)	the material change report dated May 28, 2026, regarding the Company’s share split on the basis of two (2) post-split Common Shares for each one (1) pre-split Common Share (the “Share Split”).

Any statement contained in this Prospectus Supplement, in the Shelf Prospectus or in any document incorporated or deemed to be incorporated by reference herein and therein will be deemed to be modified or superseded for purposes of this Prospectus Supplement and the Shelf Prospectus to the extent that a statement contained in this Prospectus Supplement and the Shelf Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus Supplement and the Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement or the Shelf Prospectus.

Any document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (in each case, including exhibits containing updated earnings coverage information) and the report of the independent registered public accounting firm thereon, management’s discussion and analysis and information circulars of the Company filed by the Company with securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the completion or withdrawal of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and the Shelf Prospectus. In addition, all documents filed on Form 6-K, Form 20-F or Form 40-F by the Company with the SEC on or after the date of this Prospectus Supplement shall be deemed to be incorporated by reference into the Registration Statement of which this Prospectus Supplement forms a part, if and to the extent, in the case of any Report on Form 6-K, expressly provided in such document. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.

Upon the filing of a new annual information form and new annual consolidated financial statements by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus Supplement is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and, in each case, the accompanying management’s discussion and analysis of financial condition and results of operations, and material change reports, filed prior to the commencement of the financial year of the Company in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus Supplement and the Shelf Prospectus for purposes of future offers and sales of ADSs under this Prospectus Supplement. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus Supplement is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to such new interim consolidated financial statements and management’s discussion and analysis shall be deemed to no longer be incorporated into this Prospectus Supplement and the Shelf Prospectus for purposes of future offers and sales of ADSs under this Prospectus Supplement. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus Supplement is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus Supplement and the Shelf Prospectus for purposes of future offers and sales of ADSs under this Prospectus Supplement.

References to our website in any documents that are incorporated by reference into this Prospectus Supplement and the Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement and the Shelf Prospectus, and we disclaim any such incorporation by reference.

Any “template version” of “marketing materials” (as those terms are defined in National Instrument 41-101 – General Prospectus Requirements) pertaining to the distribution of the ADSs and ADS Warrants filed after the date of this Prospectus Supplement and before the termination of the distribution of the ADSs and ADS Warrants offered pursuant to this Prospectus Supplement will be deemed to be incorporated by reference into this Prospectus Supplement for the purposes of the distribution of the ADSs, the ADS Warrants and the Common Shares represented by the ADSs to which this Prospectus Supplement pertains.

Documents Filed as Part of the Registration Statement

The following documents referred to in the Shelf Prospectus or in this Prospectus Supplement have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the Registration Statement on Form F-10 (File No. 333-297854) and deemed part of the Registration Statement of which this Prospectus Supplement and the Shelf Prospectus form a part: (a) the documents referred to under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and in the Shelf Prospectus; (b) the consent of Reliant CPA PC; (c) the Warrant Agency Agreement (which includes the form of ADS Warrant); and (d) the Underwriting Agreement. In addition, the ADSs have been registered under the U.S. Securities Act on a registration statement on Form F-6 (File No. 333-298878) filed by the Depositary.

Available Information

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the MJDS adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt, as of the date hereof, from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Reports and other information filed by the Company with, or furnished to, the SEC may be obtained on EDGAR at the SEC’s website: www.sec.gov.

The Company has filed with the SEC a registration statement on Form F-10 (File No. 333-297854) under the U.S. Securities Act relating to the Common Shares represented by the ADSs, the ADS Warrants, the Underwriter’s Warrants and the Common Shares represented by the ADSs issuable upon exercise of the ADS Warrants and the Underwriter’s Warrants. The Registration Statement became effective on July 31, 2026. This Prospectus Supplement and the Shelf Prospectus, including the documents incorporated by reference herein and therein, form part of the Registration Statement but do not contain all of the information set forth therein, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information concerning the Company and the securities qualified under this Prospectus Supplement, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus Supplement or the Shelf Prospectus, including the documents incorporated by reference herein and therein, as to the contents of any agreement or other document are not necessarily complete and, in each case, are qualified in their entirety by reference to the applicable agreement or other document filed as an exhibit to the Registration Statement. The Registration Statement is available electronically on EDGAR through the SEC’s website at www.sec.gov.

Financial Information and Currency

The financial statements of the Company incorporated by reference into this Prospectus Supplement and the accompanying Shelf Prospectus are reported in Canadian dollars. The Amended Annual Financial Statements and the Interim Financial Statements have been prepared in accordance with IFRS. The Amended Annual Financial Statements have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”).

Unless otherwise indicated, all references in this Prospectus Supplement to “$”, “C$” or “Canadian dollars” are to Canadian dollars, and all references to “US$” are to United States dollars. The Offering Price and the aggregate proceeds of the Offering are stated in United States dollars.

The following table sets forth (i) the rate of exchange for the United States dollar, expressed in Canadian dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the United States dollar during such periods, expressed in Canadian dollars; and (iii) the high and low exchange rates for the United States dollar, expressed in Canadian dollars, during such periods, each based on the daily rate of exchange as reported by the Bank of Canada for conversion of United States dollars into Canadian dollars:

	Six months ended June 30, 2026		Year ended December 31, 2025		Year ended December 31, 2024
Rate at end of period	C$	1.4210	C$	1.3706	C$	1.4389
Average rate during period	C$	1.3781	C$	1.3978	C$	1.3698
Highest rate during period	C$	1.4234	C$	1.4603	C$	1.4416
Lowest rate during period	C$	1.3515	C$	1.3558	C$	1.3316

On October 23, 2026, the daily exchange rate for the Canadian dollar in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$1.3993. On July 28, 2026, being the date of the Shelf Prospectus, the daily average exchange rate as reported by the Bank of Canada was C$1.00 = US$0.7091 (being US$1.00 = C$1.4102).

The Offering

Issuer	Deep Sea Minerals Corp.

Securities offered	833,334 ADSs representing 10,000,008 Common Shares and up to 833,334 accompanying ADS Warrants to purchase up to 833,334 ADSs representing up to 10,000,008 Common Shares.

ADSs	Each ADS represents twelve (12) Common Shares. The ADSs may be evidenced by American Depositary Receipts. The Depositary will be the holder of the Common Shares underlying the ADSs and you will have the rights of an ADS holder as provided in the Deposit Agreement among us, the Depositary and the owners and beneficial owners of ADSs from time to time. See “Description of the Securities Distributed”.

ADS Warrants	We are also offering up to 833,334 ADS Warrants to purchase up to an aggregate of 833,334 ADSs representing up to 10,000,008 Common Shares. Each ADS is being sold together with up to one ADS Warrant to purchase one ADS representing 12 Common Shares. Each ADS Warrant will have an exercise price of US$[●] per ADS and will be exercisable immediately upon issuance for a period of [●] years. The ADSs and accompanying ADS Warrants can only be purchased together in this Offering but will be issued separately and will be immediately separable upon issuance. See “Description of the Securities Distributed – ADS Warrants”.

Offering Price	We currently expect the combined Offering Price to be between US$4.25 and US$8.00 per ADS and accompanying ADS Warrant. Unless otherwise indicated, the information in this Prospectus Supplement assumes a combined Offering Price of US$6.00 per ADS and accompanying ADS Warrant.

Common Shares outstanding immediately prior to the Offering	48,310,026 Common Shares.

Common Shares outstanding immediately after the Offering	58,310,034 Common Shares, or 59,810,034 Common Shares if the Underwriter exercises the Over-Allotment Option in full, assuming no exercise of any ADS Warrants or Underwriter’s Warrants.

Over-Allotment Option	We have granted the Underwriter the Over-Allotment Option, exercisable in whole or in part at any time for a period of 45 days from and after the closing of the Offering, to purchase up to 125,000 additional ADSs and/or up to 125,000 additional ADS Warrants, representing approximately 15% of the total number of ADSs and accompanying ADS Warrants offered hereunder, at the Offering Price, less the Underwriter’s discounts payable by us, solely to cover over-allotments, if any.

Underwriter’s Warrants	We have agreed to issue to the Underwriter, upon closing of the Offering, Underwriter’s Warrants to purchase up to that number of ADSs equal to up to 5.0% of the total number of ADSs sold in the Offering, at an exercise price of C$[●] per ADS, exercisable for a period of [●] years from the Closing Date with terms otherwise identical to the ADS Warrants purchased by the investors in the Offering.

Use of Proceeds	Advancement of the Company’s applications for subsea mineral exploration rights in the CCZ under the DSHMRA regime and in the Cook Islands EEZ, pre-offshore technical, environmental and contractor readiness workstreams, U.S. listing and public company compliance costs, and general working capital. The net proceeds of the Offering will not be sufficient to fund any offshore work program. See “Use of Proceeds” and “Risk Factors”.

Depositary	The Bank of New York Mellon

Listing	The Common Shares are listed on the CSE under the symbol “SEAS”, on the OTCQB under the symbol “DSEAF” and on the FSE under the symbol “X450”. We have applied to list the ADSs on the Nasdaq under the symbol “SEAM”. The ADSs will not be listed on the CSE. The ADS Warrants will not be listed for trading on Nasdaq, the CSE or any other securities exchange.

Lock-Up	We and each of our officers and directors have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber for the sale of or otherwise dispose of any ADSs, ADS Warrants or Common Shares, or other securities convertible into or exercisable or exchangeable for ADSs or Common Shares, for 90 days after the closing of the Offering, without the prior written consent of the Underwriter. See “Underwriting – Lock-Up Agreements”.

Risk Factors	An investment in the ADSs and ADS Warrants is speculative and involves a high degree of risk. See “Risk Factors” in this Prospectus Supplement and in the Shelf Prospectus, and the risk factors discussed or referred to in the documents incorporated by reference herein and therein, for a discussion of factors that should be read and considered before investing in our securities.

Deep Sea Minerals Corp.

General

The Company was incorporated on February 17, 2022, under the Business Corporations Act (British Columbia) (the “BCBCA”) under the name “Copperhead Resources Inc.” On January 26, 2026, the Company changed its name to “Deep Sea Minerals Corp.”. The Company’s registered and records office is located at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, and its head office and mailing address is located at Suite 1600 – 409 Granville Street, Vancouver, British Columbia, V6C 1T2, Canada.

The Company is an early-stage subsea mineral exploration and development company focused on identifying and acquiring mineral rights in select jurisdictions, primarily within the Clarion-Clipperton Fracture Zone (the “CCZ”) and the exclusive economic zones of coastal states (collectively, “Exclusive Economic Zones” or “EEZs”), and advancing those rights through a staged, environmentally responsible development pathway. The Company has not yet acquired any subsea mineral rights. Its U.S. subsidiary, American Deep Sea Minerals Corp., has filed an application with the United States National Oceanic and Atmospheric Administration (“NOAA”) for an exploration licence under the Deep Seabed Hard Mineral Resources Act of 1980 (United States) (“DSHMRA”) in respect of an area of approximately 147,430 km² located within the CCZ, which NOAA has determined is in substantial compliance with applicable regulations. The Company has also incorporated Deep Sea Minerals (Cook Islands) Limited, its wholly-owned Cook Islands subsidiary, to advance an application for an exploration license in the Exclusive Economic Zone of the Cook Islands.

The Company does not own, and does not currently intend to own, proprietary subsea mining technology or specialized marine equipment, and does not intend to conduct exploration or development work on behalf of third parties. Instead, the Company expects to engage qualified third-party technology providers, marine contractors and independent environmental and scientific consultants to perform the technical, field and environmental work required to advance its projects. The Company’s role is limited to project identification, licensing, strategic and operational oversight, and capital and commercial structuring.

For a more complete description of the business of the Company, see “The Company” in the Shelf Prospectus and the AIF, each of which is incorporated by reference herein.

Recent Developments

On July 30, 2026, the Company’s board of directors approved the Amended Annual Financial Statements, which were re-audited in accordance with the standards of the PCAOB by Reliant CPA PC and updated to give retroactive effect to the Share Split. The Amended Annual Financial Statements and the Revised Annual MD&A replace and supersede the previously filed annual consolidated financial statements and related management’s discussion and analysis of the Company for the years ended December 31, 2025 and 2024.

On July 31, 2026, the Registration Statement became effective under the U.S. Securities Act.

On August 11, 2026, the Company’s board of directors approved the Interim Financial Statements for the three and six months ended June 30, 2026. As at June 30, 2026, the Company had cash of $1,636,943 and working capital of $1,951,546.

On September 23, 2026, the Company entered into a non-binding and non-exclusive letter of intent with Westwin Elements, Inc. regarding a proposed joint development agreement to evaluate potential U.S.-based processing routes for polymetallic nodules.

Risk Factors

An investment in the ADSs and ADS Warrants is speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of its development. Before deciding to invest in the ADSs and ADS Warrants, prospective investors should carefully consider the risk factors set out below, together with the risk factors described under the heading “Risk Factors” in the Shelf Prospectus and in the AIF, the information under the heading “Cautionary Note Regarding Forward-Looking Statements” in this Prospectus Supplement and in the Shelf Prospectus, and the other information contained in, and incorporated by reference into, this Prospectus Supplement and the Shelf Prospectus, including the Amended Annual Financial Statements, the Interim Financial Statements and the related management’s discussion and analysis. The risks described below and in the documents incorporated by reference herein are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business, financial condition, results of operations and prospects.

Risks Related to the Offering

The net proceeds of the Offering will not be sufficient to fund the Company’s business plan and the Company will require substantial additional financing.

The Company’s internal planning estimate for the first phase of its activities through an initial offshore campaign in each of the CCZ and the Cook Islands EEZ is approximately $35 million to $50 million, as disclosed under “Use of Proceeds” in the Shelf Prospectus. The net proceeds of the Offering, estimated to be approximately US$4,100,003.72 (or approximately US$4,797,503.72 if the Over-Allotment Option is exercised in full), will not be sufficient to fund any offshore work program in the CCZ or the Cook Islands EEZ, and are expected to fund only license applications; technical, commercial and operational evaluation and potential asset capture in Pacific Ocean areas of interest; corporate general and administrative costs; and general working capital as described under “Use of Proceeds” in this Prospectus Supplement, together with public company compliance costs and general working capital. The Company will require substantial additional financing in order to achieve its longer-term business objectives. There can be no assurance that additional financing will be available to the Company on acceptable terms, or at all. If the Company is unable to obtain additional financing, it may be required to delay, reduce the scope of, or abandon some or all of its planned activities, which would have a material adverse effect on the Company’s business, financial condition and prospects.

There is substantial doubt about the Company’s ability to continue as a going concern.

The Amended Annual Financial Statements were prepared on a going concern basis, and the report of the independent registered public accounting firm thereon includes an explanatory paragraph indicating that the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. In addition, the Interim Financial Statements state that significant doubt exists about the Company’s ability to continue as a going concern for a period of at least 12 months from their issuance date. The Company’s ability to continue as a going concern is dependent upon its ability to obtain additional financing, generate sufficient cash flows from operations and otherwise successfully execute its business plan. There can be no assurance that additional financing will be available on acceptable terms, or at all.

There is no prior public market for the ADSs and an active trading market may not develop.

Prior to the Offering there has been no public market for the ADSs. The Offering Price will be determined by negotiation between the Company and the Underwriter at the time of pricing and may not be indicative of the price at which the ADSs will trade following the Offering. An active, liquid and orderly trading market for the ADSs may not develop or be sustained after the Offering, which could impair the ability of holders to sell their ADSs at or above the Offering Price, or at all. In addition, the ADSs and the Common Shares will trade on different markets, in different currencies and during different trading hours. The trading price of the ADSs may not correspond to the trading price of the Common Shares on the CSE, on the OTCQB or on the FSE, adjusted for the applicable ADS ratio and prevailing exchange rates, and holders of ADSs may be exposed to fluctuations in the Canadian dollar / United States dollar exchange rate.

The Company will have broad discretion over the use of the net proceeds of the Offering.

The Company currently intends to allocate the net proceeds received from the Offering as described under the heading “Use of Proceeds”; however, management of the Company will have broad discretion in the application of the net proceeds of the Offering, as well as the timing of their expenditures. Given the broad discretion given to the Company’s management in the actual application of the net proceeds, the Company may elect to allocate proceeds differently from that described under the heading “Use of Proceeds” if the Company believes it would be in its best interests to do so, which may be in ways that an investor may not consider desirable. The failure by the Company’s management to apply the net proceeds effectively could have a material adverse effect on the Company’s business and results of operations and could adversely affect the price of the Common Shares and the ADSs.

Purchasers in the Offering will experience dilution, and sales of a substantial number of Common Shares, or the perception that such sales may occur, may adversely affect the price of the Common Shares and the ADSs.

The issuance of 10,000,008 Common Shares represented by the ADSs in the Offering (or 11,500,008 Common Shares if the Over-Allotment Option is exercised in full) will result in the dilution of the equity interests of existing shareholders. As at the date hereof, the Company also has outstanding 376,324 warrants, 1,100,000 stock options and 325,000 restricted share units, the exercise or settlement of which would result in further dilution. The exercise of the ADS Warrants and the Underwriter’s Warrants would result in additional dilution. Our articles of incorporation (“articles”) permit the issuance of an unlimited number of Common Shares, and purchasers of Common Shares represented by the ADSs will have no pre-emptive rights in connection with any further issuance. Our directors have discretion to determine the price and terms of further issuances.

Sales of a substantial number of Common Shares, including the Common Shares represented by the ADSs sold in the Offering, in the public markets could depress the market price of the Common Shares and the ADSs and impair the Company’s ability to raise capital through the sale of additional equity securities. Substantially all of our outstanding Common Shares may be sold in the public market, subject to the lock-up arrangements described under “Underwriting – Lock-Up Agreements”. We cannot predict the effect that future sales of Common Shares would have on the market price of the Common Shares and the ADSs.

There is no public market for the ADS Warrants being offered in this Offering.

There is no established public trading market for the ADS Warrants being offered in this Offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the ADS Warrants on any securities exchange or nationally recognized trading system, including Nasdaq. Without an active market, the liquidity of the ADS Warrants will be limited.

Holders of ADS Warrants purchased in this Offering will have no rights as holders of ADSs until such holders exercise their ADS Warrants and acquire ADSs representing Common Shares.

Until holders of the ADS Warrants acquire ADSs upon exercise of the ADS Warrants, the holders will have no rights with respect to the ADSs representing Common Shares underlying the ADS Warrants. Upon exercise of the ADS Warrants, the holders will be entitled to exercise the rights of an ADS holder only as to matters for which the record date occurs after the exercise of the ADS Warrants, the issuance and deposit of the underlying Common Shares with the Depositary and the issuance of the ADSs.

The ADS Warrants being offered may not have value.

The ADS Warrants being offered by us in this Offering will have an exercise price of US$[●] per ADS, subject to certain adjustments. The ADS Warrants will expire [●] years from the date of issuance, after which any unexercised ADS Warrants will expire and have no further value. If the market price of our ADSs does not exceed the exercise price of the ADS Warrants during the period in which they are exercisable, the ADS Warrants may not have any value.

Holders of ADSs are not shareholders of the Company and have only the contractual rights set out in the Deposit Agreement.

Holders of ADSs will not be treated as shareholders of the Company and will not have the rights of shareholders under the BCBCA or the Company’s articles. The Depositary will be the registered holder of the Common Shares underlying the ADSs. Holders of ADSs will have only the contractual rights set out in the Deposit Agreement. Holders of ADSs may instruct the Depositary how to vote the Common Shares underlying their ADSs, but the Company is not required to instruct the Depositary to solicit voting instructions, and if it does not, the Depositary is not required to carry out any voting instructions it receives. The Depositary will abstain from voting to the extent it does not receive specific instructions. Holders of ADSs may not receive voting materials in time to instruct the Depositary, and may not be able to exercise voting rights in respect of the underlying Common Shares. See “Description of the Securities Distributed”.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

ADSs will be transferable on the books of the Depositary. However, the Depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the Depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the Depositary are closed, or at any time if we or the Depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the Deposit Agreement, or for any other reason.

Holders of ADSs may not receive distributions on the Common Shares, or any value for them, if it is illegal or impractical to make them available.

The Depositary will agree to pay to holders of ADSs the cash dividends or other distributions it or the Custodian receives on the Common Shares or other deposited securities, after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of Common Shares that their ADSs represent. However, the Depositary will not be responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the U.S. Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The Company will have no obligation to take any action to permit distributions on the Common Shares to holders of ADSs. These restrictions may materially reduce the value of the ADSs.

We may amend the terms of the Deposit Agreement without the consent of holders of ADSs, and holders of ADSs will incur depositary fees and expenses.

We may agree with the Depositary to amend the Deposit Agreement and the American Depositary Receipts without the consent of holders of ADSs. If an amendment adds or increases fees or charges, other than certain taxes, governmental charges and expenses of the Depositary, or prejudices a substantial right of holders of ADSs, it will not become effective for outstanding ADSs until 30 days after the Depositary notifies holders of ADSs of the amendment. If holders of ADSs disagree with an amendment, their choices will be limited to selling their ADSs or surrendering their ADSs and withdrawing the underlying Common Shares. In addition, holders of ADSs will be required to pay fees to the Depositary in connection with the issuance and cancellation of ADSs, cash and other distributions, and ongoing depositary services, as described under “Description of the Securities Distributed – Fees and Expenses”. These fees will reduce the amounts that holders of ADSs receive in respect of the underlying Common Shares.

The Company may lose its foreign private issuer status, which would result in significant additional costs.

The Company is a “foreign private issuer” as defined under the U.S. Exchange Act and, as such, is exempt from certain requirements applicable to U.S. domestic issuers, including the proxy rules and the requirement to file quarterly reports on Form 10-Q. If the Company were to lose its foreign private issuer status, it would be required to comply with the reporting requirements applicable to U.S. domestic issuers, would cease to be eligible to use the MJDS, and would incur significant additional legal, accounting and compliance costs. As a result of the Company’s reliance on the exemptions available to foreign private issuers, holders of ADSs may receive less or different information about the Company than they would receive in respect of a U.S. domestic issuer.

The Company may cease to be eligible to use the MJDS.

The Company relies on the MJDS to file registration statements with the SEC on Form F-10 and annual reports on Form 40-F, which allows it to satisfy many of its U.S. disclosure obligations using Canadian disclosure documents. Eligibility to use the MJDS requires, among other things, that the aggregate market value of the Company’s public float be at least US$75 million. The market price of the Common Shares has been highly volatile, and the Company’s public float may fall below this threshold. If the Company ceases to be eligible to use the MJDS, it would be required to prepare registration statements and annual reports on U.S. forms such as Form F-1, Form F-3 or Form 20-F. These forms are subject to SEC review and require additional disclosure, which would increase the Company’s costs and could delay or prevent future offerings.

Investors may not be able to obtain enforcement of civil liabilities against the Company.

The Company is incorporated under and governed by the BCBCA and by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The Company also has subsidiaries organized under the laws of the United States and the Cook Islands. Some of the Company’s directors and officers, and some of the experts named in this Prospectus Supplement, reside outside the United States, and all or a substantial portion of the assets of the Company and of such persons are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States upon the Company or such persons, or to enforce judgments obtained in U.S. courts against them predicated upon the civil liability provisions of U.S. federal or state securities laws. There is uncertainty as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable in Canada, and there is substantial doubt as to whether an original action could be brought successfully in Canada predicated solely upon such laws. See “Enforcement of Civil Liabilities”.

The Company does not intend to pay dividends.

The Company has not paid any dividends on the Common Shares since incorporation and does not anticipate paying any dividends in the foreseeable future. The Company currently intends to retain any future earnings to fund the development and growth of its business. Any determination to pay dividends in the future will be at the discretion of the board of directors and will depend upon the Company’s results of operations, financial condition, capital requirements and such other factors as the board of directors deems relevant. Accordingly, holders of ADSs will likely be required to rely on increases in the trading price of the ADSs, if any, to obtain a return on their investment.

Risks Related to the Business of the Company

The Company’s business is subject to a number of additional risks, including risks relating to: the early stage of the Company’s business and the fact that it has not yet acquired any subsea mineral rights; the regulatory uncertainty applicable to subsea mineral exploration and development, including the interaction between the NOAA/DSHMRA and ISA regulatory regimes; the inherent risks of subsea development and offshore operations; extensive and costly environmental requirements; the absence of any commercial collection of seafloor polymetallic nodules to date and the unproven nature of the required collection, transfer and processing technology; the Company’s dependence on third-party technology providers, vessel operators, contractors and consultants; commodity price volatility; negative public perception of subsea mineral collection; the inherent uncertainty of mineral resource estimates; foreign operations and political risk; insurance and litigation risk; and dependence on key personnel. These risks are described in detail under the heading “Risk Factors” in the Shelf Prospectus and under the heading “Risk Factors” in the AIF, each of which is incorporated by reference into this Prospectus Supplement, and prospective investors should carefully review those risk factors in their entirety before making an investment decision.

Use of Proceeds

The net proceeds to the Company from the Offering are expected to be approximately US$4,100,003.72, assuming the sale of 833,334 ADSs and accompanying ADS Warrants at an assumed combined Offering Price of US$6.00 per ADS and accompanying ADS Warrant, after deducting the underwriting discounts or commissions of US$350,000.28 and the expenses of the Offering estimated to be approximately US$550,000. If the Over-Allotment Option is exercised in full, the net proceeds to the Company from the Offering are expected to be approximately US$4,797,503.72, after deducting the underwriting discounts or commissions of US$402,500.28 and the expenses of the Offering. The foregoing does not give effect to any proceeds from the exercise of the ADS Warrants or the Underwriter’s Warrants. See “Underwriting”.

Principal Purposes

The Company believes that the net proceeds of the Offering, together with its existing cash resources, will be sufficient to fund the activities described in the table below during the 12-month period following the date of this Prospectus Supplement. However, the net proceeds of the Offering will not be sufficient to fund any offshore work program in the CCZ, the Cook Islands EEZ, and/or other Pacific Ocean areas of interest, or to complete all longer-term objectives of the Company. Accordingly, the Company will require substantial additional financing to advance beyond the pre-offshore workstreams described below and there can be no assurance that such financing will be available on acceptable terms or at all.

Use of Proceeds	Amount (US$)
License Applications and Regulatory Advancement (CCZ and Cook Islands EEZ)		400,000.00
Technical, Commercial & Operational Evaluation and Potential Asset Capture in other Pacific Ocean Areas of Interest		1,700,000.00
Corporate General and Administrative Costs		1,300,000.00
General Working Capital(1)		700,003.72
Total	US$	4,100,003.72

Note:

(1)	General working capital is expected to be allocated among management and consultant expenses, insurance expenses, marketing and shareholder communications expenses, other general and administrative expenses, and contingency.

If the Over-Allotment Option is exercised in whole or in part, the Company intends to apply the additional net proceeds to general working capital and general corporate purposes.

The amounts set out above are stated in United States dollars. The Company’s planning estimates and the corresponding disclosure under “Use of Proceeds” in the Shelf Prospectus are stated in Canadian dollars. For the purposes of the table above, United States dollar amounts have been converted from Canadian dollars at an assumed exchange rate of US$1.00 = C$1.3993, being the daily exchange rate reported by the Bank of Canada on October 23, 2026. Actual amounts will vary with the applicable exchange rate at the time of expenditure.

While the Company intends to spend the net proceeds of the Offering as stated above, there may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary or advisable. The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those listed under the heading “Risk Factors” in this Prospectus Supplement and in the Shelf Prospectus and in the documents incorporated by reference herein and therein.

Licensing and permitting are gating items for the Company’s business plan. The Company does not intend to commence offshore operations in the CCZ unless and until NOAA grants the applicable exploration licence and the Company obtains any required operational, environmental, vessel, safety, monitoring and reporting approvals, and does not intend to commence offshore operations in the Cook Islands EEZ unless and until the Company obtains the applicable Cook Islands exploration license and any required environmental and operational approvals.

The net proceeds of the Offering will not be sufficient to fund any offshore work program in the CCZ or the Cook Islands EEZ. The Company’s internal planning estimate for the first phase of activities through an initial offshore campaign in each of the CCZ and the Cook Islands EEZ is approximately $35 million to $50 million. The Company will require substantial additional financing in order to complete those work programs. See “Risk Factors”.

The Company had negative operating cash flow for the year ended December 31, 2025 and for the six months ended June 30, 2026. To the extent that the Company has negative operating cash flow in future periods, the Company may need to deploy a portion of the net proceeds of the Offering to fund such negative cash flow.

Until applied, some or all of the net proceeds of the Offering may be held as cash balances in the Company’s bank accounts or invested at the discretion of the Company, including in certificates of deposit and other instruments issued by banks or guaranteed by the Government of Canada or any province thereof or the Government of the United States or any state thereof.

Business Objectives and Milestones

The following table sets out the key milestones, anticipated timing and estimated cost for the Company’s business objectives over the twelve months following the date of this Prospectus Supplement that the Company expects to fund from the net proceeds of the Offering. These objectives are based on management’s reasonable expectations, intended courses of action, current assumptions and judgment.

Business Objective	Key Milestone(s)	Anticipated Timing	Estimated Cost (US$)
CCZ Exploration License Application Progression	CCZ exploration license application progressed through the following stages: full compliance; public hearings; certification; issuance of terms, conditions and restrictions; and a draft environmental impact statement.	Q4, 2026 to Q3, 2027		200,000.00
Cook Islands Exploration License Award	License Award	Q3, 2027		200,000.00
Portfolio Build and Optimization	Completion of interpretation of existing technical data in other Pacific Ocean areas or assets of interest. These areas/assets may include those offered in host country EEZs, in waters beyond national jurisdiction (the “Area”), and those to which other Industry participants hold title; Potential asset capture.	Q4, 2026 to Q3, 2027		1,700,000.00
Total			US$	2,100,000

The balance of the net proceeds, being approximately US$2.0 million, is expected to be applied to corporate general and administrative costs, which include public company compliance costs and general working capital as described above.

Prospective investors are cautioned that the above represents the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those described above. See “Cautionary Note Regarding Forward-Looking Statements”.

Underwriting

Under the terms and subject to the conditions in the Underwriting Agreement, the Company has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase, at the Offering Price less the underwriting discounts set forth on the cover page of this Prospectus Supplement, the number of ADSs and ADS Warrants set forth opposite its name in the following table:

Underwriter	Number of ADSs	Number of ADS Warrants
Maxim Group LLC	833,334	Up to 833,334
Total	833,334	Up to 833,334

The Underwriting Agreement provides that the Underwriter must purchase all of the ADSs and accompanying ADS Warrants being sold in the Offering if it purchases any of them. However, the Underwriter is not required to purchase or pay for any ADSs or ADS Warrants covered by the Over-Allotment Option described below.

The obligations of the Underwriter under the Underwriting Agreement are subject to certain closing conditions and may be terminated at the Underwriter’s discretion on the basis of “material change”, “disaster out”, “regulatory out” and “breach” provisions in the Underwriting Agreement. The Underwriter is, however, obligated to take up and pay for all of the ADSs and accompanying ADS Warrants being sold in the Offering if any of them are purchased under the Underwriting Agreement.

The Underwriter is not registered as a dealer in any jurisdiction of Canada. The Underwriter will not, directly or indirectly, solicit offers to purchase, sell or distribute the ADSs, the ADS Warrants or the Common Shares represented by the ADSs in Canada and will act as an underwriter for the Company only in respect of the offer, sale and distribution of those securities outside of Canada.

Over-Allotment Option

The Company has granted the Underwriter the Over-Allotment Option, exercisable in whole or in part at any time for a period of 45 days from and after the closing of the Offering, to purchase up to 125,000 additional ADSs and/or up to 125,000 additional ADS Warrants, representing approximately 15% of the total number of ADSs and accompanying ADS Warrants offered hereunder, at the Offering Price set forth on the cover page of this Prospectus Supplement, less the underwriting discounts and commissions, solely to cover over-allotments, if any.

Underwriting Discounts and Commissions

The Underwriter proposes to offer the ADSs and accompanying ADS Warrants to the public at the combined Offering Price to be set forth on the cover page of the final Prospectus Supplement. The Offering Price will be determined between the Company and the Underwriter at the time of pricing. The estimated combined Offering Price is between US$4.25 and US$8.00 per ADS and accompanying ADS Warrant, and the information in this Prospectus Supplement assumes a combined Offering Price of US$6.00 per ADS and accompanying ADS Warrant. Any ADSs and accompanying ADS Warrants sold by the Underwriter to securities dealers may be sold at a combined concession of up to US$0.42 per ADS and accompanying ADS Warrant from the Offering Price. If all of the ADSs and accompanying ADS Warrants are not sold at the Offering Price, the Underwriter may change the Offering Price and the other selling terms.

The following table shows the per ADS and accompanying ADS Warrant and total underwriting discounts and commissions payable by the Company to the Underwriter, assuming no exercise and full exercise of the Over-Allotment Option:

	Per ADS and accompanying ADS Warrant		Without Over-Allotment Option		With Over-Allotment Option
Assumed Offering Price to the Public	US$	6.00	US$	5,000,004	US$	5,750,004.00
Underwriting discounts and commissions(1)	US$	0.42	US$	350,000.28	US$	402,500.28
Proceeds, before expenses, to us	US$	5.58	US$	4,650,003.72	US$	5,347,503.72

Note:

(1)	The underwriting discounts and commissions shall equal up to 7.0% of the gross proceeds of the Offering.

We have also agreed to reimburse the Underwriter for all documented and accountable travel and other out-of-pocket expenses, including the reasonable fees, costs and disbursements of its legal counsel, up to US$90,000 in connection with the Offering.

We estimate that the expenses of the Offering payable by us, excluding the underwriting discounts and commissions, will be approximately US$550,000. We have agreed to pay for all expenses related to the Offering, including all filing fees, legal fees and communication expenses relating to the registration of the securities to be sold in the Offering (including the securities issuable on exercise of the Over-Allotment Option), subject to any cap on the Underwriter’s expenses set out in the Underwriting Agreement.

Indemnification

We have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the U.S. Securities Act, and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement. Where indemnification is unavailable, we have agreed to contribute to payments that the Underwriter may be required to make in respect of such liabilities.

Underwriter’s Warrants

We have also agreed to issue to the Underwriter the Underwriter’s Warrants to purchase up to that number of ADSs equal to up to 5.0% of the total number of ADSs sold in the Offering being 41,666 ADSs, or up to 47,916 ADSs assuming full exercise of the Over-Allotment Option with terms otherwise identical to the ADS Warrants purchased by the investors in the Offering. The Registration Statement of which this Prospectus Supplement forms a part also registers the Underwriter’s Warrants and the Common Shares represented by the ADSs issuable upon the exercise of the Underwriter’s Warrants.

The Underwriter’s Warrants will have an exercise price per ADS of C$[●] per ADS. The Underwriter’s Warrants will be immediately exercisable and will expire [●] years from the Closing Date. The Underwriter’s Warrants will provide for adjustment in the number and price of such warrants and the ADSs underlying such warrants in the event of a recapitalization, merger or other structural transaction to prevent mechanical dilution.

Right of First Refusal

Upon the closing of the Offering, or Alternative Transaction (as defined in that certain engagement letter between us and the Underwriter), for a period of twelve (12) months from such closing, the Company has granted the Underwriter the right of first refusal to act as sole managing underwriter and sole book runner, sole placement agent, or sole sales agent, for any and all future public or private equity, equity-linked, convertible or debt (excluding commercial bank debt) offerings for which the Company retains the services of an underwriter, agent, advisor, finder or other person or entity in connection with such offering during such period, or for any successor to or any subsidiary of the Company. The Company shall not offer to retain any entity or person in connection with any such offering on terms more favorable than the terms on which it offers to retain the Underwriter. Such offer shall be made in writing in order to be effective. The Underwriter shall notify the Company within five (5) business days of its receipt of such written offer as to whether or not it agrees to accept such retention. If the Underwriter should decline such retention, the Company shall have no further obligations to the Underwriter with respect to that offering, except as otherwise provided in the Underwriting Agreement.

Tail Financing Payments

Upon the closing of the Offering, for a period of twelve (12) months after the Closing Date, if the Company completes any financing of equity, equity-linked, convertible or debt or other capital raising activity with, or receives any proceeds from, any investors contacted or introduced to the Company by the Underwriter during the engagement term, then the Company will pay to the Underwriter, upon the closing of such financing, cash compensation equal to seven percent (7.0%) of the gross proceeds of such financing, and will issue to the Underwriter (or its designee) warrants to purchase a number of Common Shares or ADSs, as applicable, equal to five percent (5.0%) of the securities sold in such financing.

Lock-Up Agreements

We and each of our officers and directors have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber for the sale of or otherwise dispose of any ADSs, ADS Warrants or Common Shares, or other securities convertible into or exercisable or exchangeable for ADSs or Common Shares, for 90 days after the closing of the Offering, without the prior written consent of the Underwriter.

The Underwriter may, in its sole discretion and at any time without notice, release some or all of the securities subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release securities from the lock-up agreements, the Underwriter will consider, among other factors, the security holder’s reasons for requesting the release, the number of securities for which the release is being requested and market conditions at the time.

Listing

The Common Shares are listed and posted for trading on the CSE under the symbol “SEAS”, on the OTCQB under the symbol “DSEAF” and on the FSE under the symbol “X450”. We have applied to list the ADSs for trading on the Nasdaq under the symbol “SEAM”. The ADSs will not be listed on the CSE. The ADS Warrants will not be listed for trading on Nasdaq, the CSE or any other securities exchange.

Depositary

The depositary for the ADS program is The Bank of New York Mellon. The Depositary has nominated CIBC Mellon Trust Company to act as Custodian for the Depositary in Canada.

Determination of Offering Price

The Offering Price will be determined by arm’s length negotiations between the Company and the Underwriter at the time of pricing. In determining the Offering Price, the Company and the Underwriter expect to consider our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the general conditions of the securities markets at the time of the Offering and such other factors as they consider relevant. The estimated combined Offering Price is between US$4.25 and US$8.00 per ADS and accompanying ADS Warrant, and the information in this Prospectus Supplement assumes a combined Offering Price of US$6.00 per ADS and accompanying ADS Warrant. The ratio of Common Shares to ADSs was determined by the Company in consultation with the Underwriter and the Depositary, having regard to, among other things, the initial listing requirements of Nasdaq.

Electronic Distribution

This Prospectus Supplement in electronic format may be made available on a website maintained by the Underwriter. In connection with the Offering, the Underwriter or selected dealers may distribute prospectus supplements electronically. No forms of electronic prospectus supplement other than prospectus supplements that are printable as Adobe® PDF will be used in connection with the Offering.

Other than this Prospectus Supplement in electronic format, the information on the Underwriter’s website and any information contained in any other website maintained by the Underwriter is not part of this Prospectus Supplement or the Registration Statement of which this Prospectus Supplement forms a part, has not been approved and/or endorsed by us or the Underwriter in its capacity as an underwriter and should not be relied upon by investors.

Price Stabilization, Short Positions

In connection with the Offering, the Underwriter may engage in activities that stabilize, maintain or otherwise affect the price of the ADSs during and after the Offering, including stabilizing transactions, short sales, purchases to cover positions created by short sales, imposition of penalty bids and syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our securities while the Offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of the ADSs, which involve the sale by the Underwriter of a greater number of ADSs than it is required to purchase in the Offering, and purchasing ADSs on the open market to cover short positions created by short sales. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount.

The Underwriter may close out any covered short position by either exercising the Over-Allotment Option, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the Underwriter will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which it may purchase ADSs through the Over-Allotment Option. Naked short sales are short sales made in excess of the Over-Allotment Option. The Underwriter must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the Underwriter is concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchased in the Offering.

The Underwriter also may impose a penalty bid. This occurs when a particular underwriter repays to the Underwriter a portion of the underwriting discount received by it because the Underwriter has repurchased ADSs sold by or for the account of that underwriter in stabilizing or short covering transactions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs. As a result of these activities, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The Underwriter may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise. Neither we nor the Underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of the ADSs. Neither we nor the Underwriter make any representation that the Underwriter will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

Other Relationships and Affiliations

The Underwriter and its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The Underwriter and its affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business, for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the Underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Company. The Underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Description of the Securities Distributed

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver the ADSs. Each ADS will represent twelve (12) Common Shares (or a right to receive twelve (12) Common Shares) deposited with CIBC Mellon Trust Company, as Custodian for the Depositary in Canada. Each ADS will also represent any other securities, cash or other property that may be held by the Depositary. The deposited Common Shares, together with any other securities, cash or other property held by the Depositary, are referred to as the “deposited securities”. The Depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly, (i) by having an American Depositary Receipt, also referred to as an “ADR”, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly, by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called “DTC”. If you hold ADSs directly, you are a registered ADS holder, also referred to as an “ADS holder”. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the Depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. The Depositary will be the holder of the Common Shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. The Deposit Agreement among us, the Depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the Depositary. The Deposit Agreement and the ADSs are governed by the laws of the State of New York.

The following is a summary of the material provisions of the Deposit Agreement. For more complete information, you should read the entire Deposit Agreement and the form of ADR. Copies of the Deposit Agreement may be obtained from the Company at the address set forth on the cover page of this Prospectus Supplement and are also available electronically on the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

THE ADSs AND ADS WARRANTS HAVE BEEN REGISTERED FOR OFFERING AND SALE ONLY IN THE UNITED STATES OF AMERICA AND NOT IN ANY OTHER JURISDICTION. ACCORDINGLY, THE ADSs AND ADS WARRANTS ARE NOT BEING OFFERED AND MAY NOT BE SOLD IN THIS OFFERING TO OR FOR THE ACCOUNT OR BENEFIT OF ANY PERSON LOCATED IN CANADA OR IN ANY JURISDICTION OUTSIDE THE UNITED STATES WHERE THAT OFFERING OR SALE IS PROHIBITED BY LAW OR WHERE ANY REGISTRATION, QUALIFICATION, FILING OR APPROVAL WITH OR BY ANY SECURITIES REGULATORY AUTHORITY WOULD BE REQUIRED. PROSPECTIVE PURCHASERS AND ANY PERSON ACTING FOR THEM ARE RESPONSIBLE FOR COMPLIANCE WITH THE FOREGOING OFFERING RESTRICTION.

Dividends and Other Distributions

How will you receive dividends and other distributions on the Common Shares?

The Depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the Custodian receives on the Common Shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of Common Shares your ADSs represent.

Cash. The Depositary will convert any cash dividend or other cash distribution we pay on the Common Shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible, or if any government approval is needed and cannot be obtained, the Deposit Agreement allows the Depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. Before making a distribution, any withholding taxes or other governmental charges that must be paid will be deducted. See “Certain U.S. Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations”. The Depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If exchange rates fluctuate during a time when the Depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Common Shares. The Depositary may distribute additional ADSs representing any Common Shares we distribute as a dividend or free distribution. The Depositary will only distribute whole ADSs. It will sell Common Shares which would require it to deliver a fraction of an ADS (or ADSs representing those Common Shares) and distribute the net proceeds in the same way as it does with cash. If the Depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new Common Shares.

Rights to Purchase Additional Common Shares. If we offer holders of our securities any rights to subscribe for additional Common Shares or any other rights, we so request in writing, and we and the Depositary agree in writing on conditions and procedures applicable to the particular offering, the Depositary will (i) exercise those rights on behalf of subscribing ADS holders or (ii) distribute those rights to ADS holders. If the Depositary does not act under (i) or (ii), the Depositary will use reasonable efforts to sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the Depositary does not do any of those things, it will allow the rights to lapse, in which case you will receive no value for them. The Depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the Depositary that it is legal to do so. If the Depositary exercises rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of Common Shares, new ADSs representing the new Common Shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the Depositary. U.S. securities laws may restrict the ability of the Depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The Depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the Depositary has a choice: it may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash, or it may decide to hold what we distributed, in which case the ADSs will also represent the newly distributed property. However, the Depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. U.S. securities laws may restrict the ability of the Depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, Common Shares, rights or other securities under the U.S. Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, Common Shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our Common Shares, or any value for them, if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The Depositary will deliver ADSs if you or your broker deposit Common Shares or evidence of rights to receive Common Shares with the Custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the Depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will deliver the Common Shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the Custodian. Alternatively, at your request, risk and expense, the Depositary will deliver the deposited securities at its office, if feasible. However, the Depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited Common Share or other security. The Depositary may charge you a fee and its expenses for instructing the Custodian regarding delivery of deposited securities.

When can ADSs be cancelled by the Depositary?

The Depositary may cancel ADSs if there are no underlying deposited securities, or if those deposited securities have become apparently worthless, or to the extent there are insufficient underlying deposited securities because of an increase in the number of Common Shares represented by one ADS.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the Depositary for the purpose of exchanging your ADR for uncertificated ADSs. The Depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the Depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the Depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the Depositary how to vote the number of deposited Common Shares their ADSs represent. If we request the Depositary to solicit your voting instructions (and we are not required to do so), the Depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the Depositary how to vote. For instructions to be valid, they must reach the Depositary by a date set by the Depositary. The Depositary will try, as far as practical, subject to the applicable provisions of federal or provincial law and the provisions of our articles, to vote or to have its agents vote the Common Shares or other deposited securities as instructed by ADS holders. If we do not request the Depositary to solicit your voting instructions, you can still send voting instructions and, in that case, the Depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the Depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the Common Shares. However, you may not know about the meeting far enough in advance to withdraw the Common Shares. In any event, the Depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the Depositary to vote the Common Shares represented by your ADSs. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if the Common Shares represented by your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to deposited securities, if we request the Depositary to act, we have agreed to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Holders or persons depositing or withdrawing Common Shares, surrendering ADSs, or to whom or from whom ADSs are delivered or cancelled, must pay:	For:
US$10.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of Common Shares or rights or other property, or in relation to a change in the number of Common Shares represented by one ADS
Surrender of ADSs for the purpose of withdrawal or cancellation of ADSs, including if the Deposit Agreement terminates or in relation to a change in the number of Common Shares represented by one ADS
US$0.10 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been Common Shares and the Common Shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the Depositary to ADS holders
Fees assessed from time to time, but not exceeding US$0.10 per ADS during any calendar year	Depositary services
Registration or transfer fees	Transfer and registration of Common Shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw Common Shares
Expenses of the Depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the Deposit Agreement) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the Depositary or the Custodian has to pay on any ADSs or Common Shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	As necessary

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing Common Shares or surrendering ADSs for the purpose of withdrawal, or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts to be distributed. The Depositary collects fees for depositary services by deduction from cash distributions, by directly billing investors or by charging the book-entry system accounts of participants acting for them. While aggregate fees for depositary services will not exceed US$0.10 per ADS in a calendar year, an investor may be charged more than one such fee in a consecutive 12-month period. The Depositary may collect any of its fees by deduction from any cash distributions payable to owners. To the extent there is insufficient distributable cash and the Depositary is unable to otherwise collect a fee from owners and does not waive that fee, it will use reasonable efforts to sell a portion of any securities to be distributed to owners that are obligated to pay that fee and apply the net proceeds of sale to pay that fee. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

The Depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the Depositary. Where the Depositary converts currency itself or through any of its affiliates, the Depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the Deposit Agreement and the rate that the Depositary or its affiliate receives when buying or selling foreign currency for its own account. The Depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the Deposit Agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the Depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the Depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the Depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the Depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the Depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The Depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid, and may withhold any dividends or other distributions or the proceeds thereof and apply them to that tax or other governmental charge. If a tax or governmental charge for which you are liable cannot be satisfied in a reasonable time by the means provided in the preceding sentence, the Depositary will use reasonable efforts to sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The Depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the Depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the Depositary as a holder of deposited securities, the Depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities, such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the Depositary receives new securities in exchange for or in lieu of the old deposited securities, the Depositary will hold those replacement securities as deposited securities under the Deposit Agreement. However, if the Depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the Depositary will instead use reasonable efforts to sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the Depositary will continue to hold the replacement securities, the Depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the Depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the Deposit Agreement be amended?

We may agree with the Depositary to amend the Deposit Agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the Depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the Depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the Deposit Agreement as amended.

How may the Deposit Agreement be terminated?

The Depositary will initiate termination of the Deposit Agreement if we instruct it to do so. The Depositary may initiate termination of the Deposit Agreement if:

●	60 days have passed since the Depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

●	we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

●	we delist our Common Shares from an exchange outside the United States on which they were listed and do not list the Common Shares on another exchange outside the United States;

●	we announce an intention to list our Common Shares on a national securities exchange in the United States;

●	the Depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the U.S. Securities Act;

●	we appear to be insolvent or enter insolvency proceedings;

●	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

●	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

●	there has been a replacement of deposited securities.

If the Deposit Agreement will terminate, the Depositary will notify ADS holders at least 90 days before the termination date. After the termination date, the Depositary will use reasonable efforts to sell the deposited securities. After that, the Depositary will hold the money it received on the sale, as well as any other cash it is holding under the Deposit Agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the Depositary will sell as soon as practicable after the termination date.

After the termination date and before the Depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the Depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities, or reverse previously accepted surrenders of that kind that have not settled, if it would interfere with the selling process. The Depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The Depositary will continue to collect distributions on deposited securities, but, after the termination date, the Depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to ADS holders (until they surrender their ADSs) or give any notices or perform any other duties under the Deposit Agreement except as described in this paragraph.

Limitations on Obligations and Liability

The Deposit Agreement expressly limits our obligations and the obligations of the Depositary. It also limits our liability and the liability of the Depositary. We and the Depositary:

●	are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith, and the Depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

●	are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the Deposit Agreement;

●	are not liable if we or it exercises discretion permitted under the Deposit Agreement;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the Deposit Agreement, or for any special, consequential or punitive damages for any breach of the terms of the Deposit Agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the Deposit Agreement on your behalf or on behalf of any other person;

●	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

●	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

●	the Depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs, or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the Deposit Agreement, we and the Depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the Depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of Common Shares, the Depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Common Shares or other deposited securities;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The Depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the Depositary or our transfer books are closed, or at any time if the Depositary or we think it advisable to do so.

Your Right to Receive the Common Shares Underlying Your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying Common Shares at any time except:

●	when temporary delays arise because: (i) the Depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of Common Shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our Common Shares;

●	when you owe money to pay fees, taxes and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of Common Shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

Direct Registration System

In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the Direct Registration System, also referred to as “DRS”, and the Profile Modification System, also referred to as “Profile”, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the Depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the Depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Deposit Agreement understand that the Depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the Deposit Agreement, the parties agree that the Depositary’s reliance on and compliance with instructions received by the Depositary through the DRS/Profile system and in accordance with the Deposit Agreement will not constitute negligence or bad faith on the part of the Depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The Depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The Depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The Deposit Agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the Depositary arising out of or relating to our Common Shares, the ADSs or the Deposit Agreement, including any claim under the U.S. federal securities laws. If we or the Depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. You will not, by agreeing to the terms of the Deposit Agreement, be deemed to have waived our or the Depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

ADS Warrants

The following is a summary of the material terms and provisions of the ADS Warrants that are being offered hereby. This summary is subject to and qualified in its entirety by the Warrant Agency Agreement, which will be provided to investors in this Offering and filed with the SEC as an exhibit to a Report on Form 6-K in connection with this Offering and incorporated by reference into the Registration Statement of which this Prospectus Supplement and the accompanying Shelf Prospectus form a part. Prospective investors should carefully review the terms and provisions of the Warrant Agency Agreement for a complete description of the terms and conditions of the ADS Warrants.

Duration, Exercise Price and Form

The ADS Warrants offered hereby will have an exercise price of US$[●] per ADS. The ADS Warrants will be exercisable for a period of [●] years from the date of issuance. The exercise price of the ADS Warrants and the number of ADSs representing Common Shares issuable upon exercise of the ADS Warrants will be subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting the Common Shares or ADSs and any adjustment to the ADS ratio of Common Shares per ADS. The ADS Warrants will be issued in electronic form pursuant to the Warrant Agency Agreement.

Exercisability

The ADS Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to the Warrant Agent a duly executed exercise notice accompanied by payment in full for the number of ADSs representing Common Shares purchased upon such exercise, including any applicable fees. A holder, together with its affiliates, may not exercise any portion of such holder’s ADS Warrants to the extent that the holder would own more than 4.99% of the number of Common Shares outstanding immediately after giving effect to such exercise (the “Beneficial Ownership Limitation”). The holder of an ADS Warrant, upon notice to the Company and the Warrant Agent, may increase or decrease the Beneficial Ownership Limitation, provided that the Beneficial Ownership Limitation will in no event exceed 9.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon exercise. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to us and the Warrant Agent.

Transferability

The ADS Warrants may be transferred at the option of the holder upon notice to the Warrant Agent together with a written assignment of the ADS Warrants and funds sufficient to pay any transfer taxes payable upon making such transfer. The ADS Warrants may not be transferred to Canadian purchasers.

Fractional ADSs

No fractional ADSs representing Common Shares will be issued upon exercise of the ADS Warrants. Any fractional entitlement arising upon exercise of an ADS Warrant will be treated in accordance with the terms of the ADS Warrant.

Trading Market

There is no established trading market for the ADS Warrants, and we do not expect a market to develop. We do not intend to apply to list the ADS Warrants on Nasdaq, any other securities exchange or any other nationally recognized trading system. Without an active trading market, the liquidity of the ADS Warrants will be limited.

Rights as an ADS Holder

Except as otherwise provided in the Warrant Agency Agreement or by virtue of a holder’s ownership of ADSs representing Common Shares, holders of ADS Warrants will not have the rights or privileges of holders of ADSs representing Common Shares until the ADS Warrants are exercised, the underlying Common Shares are issued and deposited with the Depositary and the ADSs are issued and delivered.

Common Shares

The Company’s authorized share structure consists of an unlimited number of Common Shares without par value. As of the date hereof, 48,310,026 Common Shares are issued and outstanding.

The holders of Common Shares are entitled to dividends if, as and when declared by the board of directors of the Company. The holders of the Common Shares are entitled to vote at all meetings of shareholders of the Company and, at all such meetings, each such holder has one (1) vote for each Common Share held. Each holder of Common Shares is, upon liquidation, entitled to share equally in such assets of the Company as are distributable to the holders of Common Shares.

In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or other distribution of assets or property of the Company amongst its shareholders for the purpose of winding up its affairs, holders of Common Shares will be entitled to receive all property and assets of the Company properly distributable to the shareholders.

There are no pre-emptive rights, no conversion or exchange rights, and no redemption, retraction, purchase for cancellation or surrender provisions attaching to the Common Shares. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital.

Consolidated Capitalization

Other than as disclosed under the heading “Prior Sales” herein and as set out in the table below, there have been no material changes to the share and loan capital of the Company on a consolidated basis since June 30, 2026, the date of the Interim Financial Statements. As a result of the Offering, the equity capitalization of the Company will increase by the amount of the net proceeds of the Offering, and the number of Common Shares outstanding will increase by the number of Common Shares represented by the ADSs issued in the Offering.

The following table sets forth the Company’s consolidated share capitalization as at the dates indicated, before and after giving effect to the Offering:

Type of Security	Amount Authorized	Outstanding as at June 30, 2026	Outstanding as at the date hereof	Outstanding after giving effect to the Offering(1)	Outstanding after giving effect to the Offering and full exercise of the Over-Allotment Option(1)(2)
Common Shares	Unlimited	47,901,276	48,310,026	58,310,034	59,810,034
Warrants	Unlimited	385,074	376,324	376,324	376,324
ADS Warrants	N/A	Nil	Nil	Up to 833,334	Up to 958,334
Underwriter’s Warrants	N/A	Nil	Nil	41,666	47,916
Stock options	10% of Common Shares	1,100,000	1,100,000	1,100,000	1,100,000
Restricted share units	725,000	725,000	325,000	325,000	325,000

Notes:

(1)	Assumes no exercise of any outstanding warrants, stock options, restricted share units, ADS Warrants or Underwriter’s Warrants.
(2)	Assumes the exercise in full of the Over-Allotment Option for 125,000 additional ADSs representing 1,500,000 Common Shares and 125,000 additional ADS Warrants.

The following table sets forth the Company’s pro-forma shareholders’ equity as of June 30, 2026, adjusted to reflect the Offering:

US$	Actual June 30, 2026	As Adjusted(1)
Cash	$1,151,966	$5,251,970	(2)
Shareholders’ Equity
Share Capital	$3,388,576	$7,488,580	(2)
Reserves and Common Shares to be Issued	$554,232	$554,232	(3)
Deficit	$(2,569,447)	$(2,569,447	)(4)
Total shareholders’ equity	$1,373,361	$5,473,365	(2)

Notes:

(1)	The pro-forma shareholders’ equity has not been reviewed by the Company’s auditors.
(2)	The as-adjusted amounts give effect solely to the issuance and sale by the Company of 833,334 ADSs representing 10,000,008 Common Shares and up to 833,334 accompanying ADS Warrants at an assumed combined Offering Price of US$6.00 per ADS and accompanying ADS Warrant, for gross proceeds of US$5,000,004, less underwriting discounts or commissions of US$350,000.28 and estimated expenses of the Offering of US$550,000, resulting in estimated net proceeds to the Company of US$4,100,003.72. The as-adjusted amounts do not give effect to the exercise of the Over-Allotment Option, the ADS Warrants or the Underwriter’s Warrants.
(3)	Reserves and Common Shares to be issued consist of contributed surplus, warrants reserve and restricted share units reserve as reflected in the Interim Financial Statements. No adjustment to reserves has been made as a result of the Offering.
(4)	Deficit consists of accumulated deficit and accumulated other comprehensive loss as reflected in the Interim Financial Statements. No adjustment to deficit has been made as a result of the Offering.

Prior Sales

The following table summarizes the issuance by the Company of Common Shares, and of securities that are convertible or exchangeable into Common Shares, in the twelve-month period preceding the date of this Prospectus Supplement. All figures are presented on a post-Share Split basis.

Security	Date of Issuance	Number of Securities	Issue Price or Exercise Price per Security (C$)	Expiry Date (if applicable)
Common Shares(1)	February 6, 2026	21,100,850	0.20	N/A
Finder’s Warrants(1)	February 6, 2026	478,100	0.20	February 6, 2028
Stock Options	February 10, 2026	1,150,000	0.495	February 10, 2031
Stock Options	April 2, 2026	150,000	0.60	April 2, 2031
Restricted Share Units	April 2, 2026	400,000	N/A(2)	N/A
Restricted Share Units	April 15, 2026	200,000	N/A(2)	N/A
Restricted Share Units	June 15, 2026	125,000	N/A(2)	N/A
Common Shares(3)	February 6, 2026 to June 30, 2026	93,026	0.20	N/A
Common Shares(3)	July 3, 2026	8,750	0.20	N/A
Common Shares(4)	September 24, 2026	400,000	N/A	N/A

Notes:

(1)	Issued in connection with the February 2026 Private Placement. On a pre-Share Split basis, the Company issued 10,550,425 Common Shares at a price of $0.40 per Common Share for gross proceeds of $4,220,170, and issued 239,050 Finder’s Warrants exercisable at $0.40 per Common Share.
(2)	Restricted share units are settled in Common Shares on a one-for-one basis and have no exercise price.
(3)	Issued on the exercise of Finder’s Warrants.
(4)	Issued upon vesting of 400,000 Restricted Share Units.

On May 26, 2026, the Company completed the Share Split on the basis of two (2) post-Share Split Common Shares for each one (1) pre-Share Split Common Share. All share and per share figures in the table above have been retroactively adjusted to give effect to the Share Split.

Trading Price and Volume

The Common Shares are listed and posted for trading on the CSE under the symbol “SEAS”, on the OTCQB under the symbol “DSEAF” and on the FSE under the symbol “X450”. Prior to January 26, 2026, the Common Shares traded on the CSE under the symbol “CUH”.

The following table sets forth, for the periods indicated, the reported high and low market prices and the aggregate volume of trading of the Common Shares on the CSE, in Canadian dollars. Prices for periods prior to May 26, 2026 are as reported by the CSE and have not been adjusted to give effect to the Share Split.

Month	High (C$)	Low (C$)	Volume Traded
October 1, 2026 – October 23, 2026	1.0800	0.4550	2,579,339
September 2026	1.1500	0.7600	1,070,630
August 2026	1.3600	1.0100	974,478
July 2026	1.5800	0.9000	2,789,126
June 2026	2.4400	1.1400	5,378,202
May 2026	1.9000	0.7250	2,143,688
April 2026	1.1900	0.5150	3,573,956
March 2026	0.8000	0.4150	3,824,460
February 2026	0.5750	0.3900	1,900,496
January 2026	0.6750	0.1250	3,889,012
December 2025	0.1750	0.0850	129,400
November 2025	0.1300	0.0825	260,066
October 2025	0.1400	0.0500	2,889,756
September 2025	0.0975	0.0400	3,777,812
August 2025	0.0625	0.0400	326,666

On October 23, 2026, being the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the CSE was C$0.90.

Certain U.S. Federal Income Tax Considerations

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition, ownership and disposition of our ADSs, ADS Warrants or Common Shares. This discussion addresses only U.S. Holders who hold our ADSs, ADS Warrants or Common Shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). Holders of our ADSs, ADS Warrants or Common Shares that are not U.S. Holders should consult their tax advisors as to the tax consequences of the acquisition, ownership and disposition of our ADSs, ADS Warrants or Common Shares. Moreover, this discussion does not address any U.S. federal tax consequences other than income tax consequences (such as estate, gift or other non-income tax consequences) or any state, local or foreign income or non-income tax consequences. In addition, this discussion does not purport to be a complete analysis of all of the U.S. federal income tax consequences (such as the Medicare contribution tax on net investment income or consequences that may arise under the Foreign Account Tax Compliance Act (including the U.S. Treasury Regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith)) that may be relevant to U.S. Holders in light of their particular circumstances and does not address all of the U.S. federal income tax consequences that may be relevant to particular holders of our ADSs, ADS Warrants or Common Shares that are subject to special rules, including, but not limited to:

●	banks or other financial institutions;

●	partnerships or other pass-through entities (or other entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes) or investors in such partnerships or pass-through entities;

●	mutual funds;

●	S corporations or investors in such S corporations;

●	insurance companies;

●	tax-exempt organizations or governmental organizations;

●	dealers or brokers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting;

●	persons that actually or constructively own or have owned at least five percent of our ADSs or Common Shares (by vote or value);

●	regulated investment companies;

●	real estate investment trusts;

●	tax-qualified retirement plans;

●	persons that hold our ADSs, ADS Warrants or Common Shares as part of a straddle, hedge, constructive sale or conversion transaction;

●	persons that are liable for the alternative minimum tax;

●	individuals who are U.S. expatriates and former citizens or long-term residents of the United States;

●	holders who acquired their ADSs or Common Shares through the exercise of an employee stock option, in connection with a restricted share unit or restricted share award, or otherwise as compensation; and

●	persons that have a functional currency other than the U.S. dollar.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our ADSs, ADS Warrants or Common Shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships and partners in such a partnership should consult their tax advisors about the tax consequences of an investment in our ADSs, ADS Warrants or Common Shares.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of our ADSs, ADS Warrants or Common Shares which is, or is treated for U.S. federal income tax purposes as, any of the following:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or any other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

●	a trust that (i) is subject to the primary supervision of a court within the United States and all substantial decisions of which are subject to the control of one or more United States persons (as defined in Section 7701(a)(30) of the Code) or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person; or

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury Regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) will not take a contrary or different position concerning the tax consequences of the acquisition, ownership and disposition of our ADSs, ADS Warrants or Common Shares, or that such a position would not be sustained by a court. We have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax considerations relating to the purchase, ownership or disposition of our ADSs, ADS Warrants or Common Shares. U.S. Holders should consult their tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of our ADSs, ADS Warrants or Common Shares in their particular circumstances.

Transactions Not Addressed

This summary does not address the tax consequences of transactions effected prior or subsequent to, or concurrently with, any purchase of ADSs and accompanying ADS Warrants pursuant to this Prospectus Supplement, whether or not any such transactions are undertaken in connection with that purchase.

Treatment of the ADSs

U.S. Holders of ADSs generally will be treated for U.S. federal income tax purposes as holding the Common Shares represented by the ADSs. No gain or loss generally will be recognized on an exchange of Common Shares for ADSs, or an exchange of ADSs for Common Shares, if the Depositary has not taken any action inconsistent with the material terms of the Deposit Agreement or the U.S. Holder’s ownership of the underlying Common Shares. A U.S. Holder’s tax basis in the Common Shares received in exchange for ADSs generally will be the same as its tax basis in the ADSs, and the holding period in the Common Shares will include the holding period in the ADSs.

Ownership and Disposition of Our ADSs or Common Shares

Distributions on Our ADSs or Common Shares

Subject to the “passive foreign investment company” (“PFIC”) rules discussed below (see “PFIC Status of Our Company”), a U.S. Holder that receives a distribution, including a constructive distribution, with respect to our Common Shares (including Common Shares represented by the ADSs) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of our Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of our Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in our ADSs or Common Shares and thereafter as gain from the sale or exchange of such ADSs or Common Shares. However, we may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by our Company with respect to our ADSs or Common Shares will constitute a dividend. Dividends received on our ADSs or Common Shares generally will not be eligible for the “dividends received deduction” available to U.S. corporate shareholders receiving dividends from U.S. corporations. If our Company is eligible for the benefits of the Canada-U.S. Tax Convention, or our ADSs or Common Shares are readily tradable on an established securities market in the United States, dividends paid by our Company to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that our Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Our ADSs or Common Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of our ADSs or Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the ADSs or Common Shares sold or otherwise disposed of. Such capital gain or loss will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the U.S. Holder’s holding period for such ADS or Common Share is more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code. Any such gain or loss recognized will generally be treated as United States source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits.

PFIC Status of Our Company

A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either: (i) 75% or more of its gross income for such year is “passive income”, which for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions and gains from assets that produce passive income; or (ii) 50% or more of the value of its gross assets (based on an average of the quarterly values of the gross assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

Passive income does not include rents and royalties derived from the active conduct of a trade or business. If the stock of a non-U.S. corporation is publicly traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income for purposes of the PFIC income and asset tests. If we were a PFIC in any year during a U.S. Holder’s holding period for our ADSs or Common Shares, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. Holder owned the ADSs or Common Shares, regardless of whether we continue to meet the tests described above, unless (a) we ceased to be a PFIC and (b) the U.S. Holder has made a deemed sale election under the PFIC rules, which may result in recognition of gain (but not loss), taxable under the PFIC rules described below, without the receipt of any corresponding cash.

The Company has not generated any revenue since inception, has not acquired any subsea mineral rights, and its assets consist principally of cash. Based on the composition of its income and assets, the Company believes that it may have been a PFIC for its taxable year ended December 31, 2025, and the Company expects that it may be a PFIC for its current taxable year and for future taxable years. The determination of PFIC status is a fact-intensive determination that must be made annually at the close of each taxable year applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. As a result, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. U.S. Holders should assume that the Company is, and will be, a PFIC and should consult their own tax advisors regarding the consequences of an investment in the ADSs and ADS Warrants. The application of the PFIC rules to the ADS Warrants is uncertain, and U.S. Holders should consult their own tax advisors regarding the application of those rules to the acquisition, ownership, exercise or disposition of the ADS Warrants.

If we are a PFIC and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ADSs or Common Shares) and (b) any gain realized on the sale or other disposition of the ADSs or Common Shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions on Our ADSs or Common Shares”.

Certain elections may potentially be used to reduce the adverse impact of the PFIC rules on U.S. Holders (a “qualified electing fund”, or “QEF”, election and a “mark-to-market” election), but these elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income.

The rules described above for excess distributions would not apply to a U.S. Holder if the U.S. Holder makes a timely QEF election for the first taxable year of the U.S. Holder’s holding period for the ADSs or Common Shares and we comply with specified reporting requirements. A timely QEF election for a taxable year generally must be made on or before the due date (as may be extended) for filing the taxpayer’s U.S. federal income tax return for the year. A U.S. Holder who makes a QEF election generally must report on a current year basis a pro rata share of our ordinary earnings and net capital gain for any taxable year in which we are a PFIC, whether or not those earnings or gains are distributed. A U.S. Holder who makes a QEF election must file a Form 8621 with its annual income tax return. We will endeavour to provide U.S. Holders with the required information to allow U.S. Holders to make a QEF election with respect to the ADSs or Common Shares in the event that the Company determines it is treated as a PFIC for any taxable year. There can be no assurance, however, that the Company will timely provide such information for any particular year, or that the Company’s determination regarding its PFIC status will be upheld. U.S. Holders should consult their tax advisors to determine whether a QEF election will be available and, if so, what the consequences of such election would be in their particular circumstances.

If a U.S. Holder does not make a QEF election for the first taxable year of the U.S. Holder’s holding period for Common Shares or ADSs during which we are a PFIC, the QEF election will not be treated as timely and the adverse tax regime described above would apply to dispositions of or excess distributions on the Common Shares or ADSs. In such case, a U.S. Holder may make a deemed sale election whereby the U.S. Holder would be treated as if the U.S. Holder had sold the Common Shares or ADSs in a fully taxable sale at fair market value on the first day of such taxable year in which the QEF election takes effect. Such U.S. Holder would be required to recognize any gain on the deemed sale as an excess distribution and pay any tax and interest due on the excess distribution when making the deemed sale election. The effect of such further election would be to restart the U.S. Holder’s holding period in the Common Shares or ADSs, subject to the QEF regime, and to purge the PFIC status of such Common Shares or ADSs going forward.

If a U.S. Holder makes the mark-to-market election with respect to Common Shares or ADS, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the Common Shares or ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Common Shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the Common Shares or ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Common Shares or ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if we are a PFIC and our Common Shares or ADSs are “regularly traded” on a “qualified exchange.” Our Common Shares or ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the Common Shares or ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement as disregarded). The Nasdaq is a qualified exchange for this purpose and consequently, if the Common Shares or ADSs are regularly traded, the mark-to-market election should be available to a U.S. Holder.

U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we are a PFIC, the general tax treatment for U.S. Holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.

If a U.S. Holder owns Common Shares or ADSs during any year in which we are a PFIC and the U.S. Holder recognizes gain on a disposition of our Common Shares or ADSs or receives distributions with respect to our Common Shares or ADSs, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the Company, generally with the U.S. Holder’s federal income tax return for that year. If the Company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their tax advisers with respect to the ownership and disposition of our Common Shares or ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to our Common Shares or ADSs and the IRS information reporting obligations with respect to the ownership and disposition of our Common Shares or ADSs.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the acquisition, ownership or disposition of the Common Shares or ADSs may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances; in some circumstances the amount of foreign tax credit that can be claimed may be limited. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Receipt of Foreign Currency

A U.S. Holder that receives Canadian dollars on a distribution from the Company or on the sale or disposition of Common Shares or ADSs and converts such Canadian dollars into U.S. dollars on the day the amount is otherwise includible in income for U.S. federal income tax purposes generally will not be required to recognize gain or loss arising from exchange rate fluctuations. A U.S. Holder that receives Canadian dollars and converts them into U.S. dollars subsequent to such day will generally have foreign exchange gain or loss based on any appreciation or depreciation in the value of the Canadian dollar, as applicable, against the U.S. dollar (subject to certain de minimis exceptions), which generally will be U.S.-source ordinary gain or loss. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding

Dividend payments and proceeds paid from the sale or other taxable disposition of our Common Shares or ADSs may be subject to information reporting to the IRS. In addition, a U.S. Holder (other than exempt holders who establish their exempt status if required) may be subject to backup withholding on cash payments received in connection with dividend payments and proceeds from the sale or other taxable disposition of our Common Shares or ADSs made within the United States or through certain U.S.-related financial intermediaries.

Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number, makes other required certification and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Certain Reporting Requirements

Certain U.S. Holders who are individuals (and, under regulations, certain entities) may be required to report information relating to an investment in the Common Shares or ADSs that exceed certain thresholds, subject to certain exceptions (including an exception for Common Shares or ADSs held in accounts maintained by certain U.S. financial institutions), by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to their ownership and disposition of the Common Shares or ADSs.

Acquisition of ADSs and ADS Warrants

For U.S. federal income tax purposes, the purchase price for each ADS and accompanying ADS Warrant will be allocated between these two components in proportion to their relative fair market values at the time they are purchased by a U.S. Holder. This allocation of the purchase price will establish a U.S. Holder’s initial tax basis for U.S. federal income tax purposes in the ADS and the ADS Warrant. The Company’s allocation of the purchase price between each ADS and accompanying ADS Warrant will be set forth when determined. However, the IRS will not be bound by such allocation, and the IRS or a U.S. court may not respect the allocation determined by the Company. Each U.S. Holder should consult its own tax advisor regarding the allocation of the purchase price. No opinion of legal counsel or ruling from the IRS concerning the allocation of the purchase price between the ADS and the ADS Warrant has been obtained or is currently planned to be requested.

Ownership and Disposition of Our ADS Warrants

Although not free from doubt, an ADS Warrant should be treated as a common share purchase warrant for U.S. federal income tax purposes, and a holder of ADS Warrants should generally be taxed in the same manner as a holder of common share purchase warrants, as described below. The discussion below assumes that this characterization is respected for U.S. federal income tax purposes. If an ADS Warrant is not treated as a common share purchase warrant for U.S. federal income tax purposes, the tax treatment of the ADS Warrants may differ from that described below. Holders should consult their tax advisors regarding the tax consequences associated with the acquisition of ADS Warrants pursuant to this Offering.

Exercise of ADS Warrants

A U.S. Holder generally should not recognize gain or loss upon the exercise of an ADS Warrant and the related receipt of an ADS, except to the extent cash is received in lieu of the issuance of a fractional ADS. A U.S. Holder’s initial tax basis in an ADS received upon exercise of an ADS Warrant generally should equal the sum of the U.S. Holder’s tax basis in the ADS Warrant and the exercise price paid by the U.S. Holder upon exercise of the ADS Warrant. It is unclear whether a U.S. Holder’s holding period for an ADS received upon exercise of an ADS Warrant would commence on the date of exercise or on the day following the date of exercise.

Disposition of ADS Warrants

A U.S. Holder generally will recognize gain or loss on the sale or other taxable disposition of an ADS Warrant in an amount equal to the difference between: (i) the amount of cash plus the fair market value of any property received; and (ii) the U.S. Holder’s tax basis in the ADS Warrant sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the ADS Warrant has been held for more than one year. Deductions for capital losses are subject to significant limitations under the Code.

Expiration of ADS Warrants Without Exercise

Upon the lapse or expiration of an ADS Warrant, a U.S. Holder generally will recognize a loss in an amount equal to the U.S. Holder’s tax basis in the ADS Warrant. Any such loss generally will be a capital loss and will be a long-term capital loss if the ADS Warrant has been held for more than one year. Deductions for capital losses are subject to significant limitations under the Code.

Certain Adjustments to the ADS Warrants

Under Section 305 of the Code, an adjustment to the number of ADSs issuable upon exercise of the ADS Warrants or an adjustment to the exercise price of the ADS Warrants may be treated as a constructive distribution to a U.S. Holder if, and to the extent that, the adjustment has the effect of increasing the U.S. Holder’s proportionate interest in the Company’s earnings and profits or assets, depending on the circumstances of the adjustment. Adjustments to the exercise price of the ADS Warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interests of the holders of the ADS Warrants generally should not result in a constructive distribution. Any such constructive distribution may be taxable whether or not there is an actual distribution of cash or other property.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS OF OUR ADSs, ADS WARRANTS AND THE COMMON SHARES REPRESENTED BY THE ADSs WITH RESPECT TO THE ACQUISITION, OWNERSHIP OR DISPOSITION OF THOSE SECURITIES. U.S. HOLDERS OF OUR ADSs, ADS WARRANTS AND COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

Certain Canadian Federal Income Tax Considerations

This summary assumes that a purchaser acquires an ADS and accompanying ADS Warrant and, in respect of the ADS, acquires a beneficial interest in and is the beneficial owner of the Common Shares underlying the ADS.

The following is a summary of certain Canadian federal income tax considerations generally applicable to the holding and disposition of our securities acquired by a holder who, at all relevant times, (a) for the purposes of the Income Tax Act (Canada) (the “ITA”) and regulations thereto (i) is not resident, or deemed to be resident, in Canada, (ii) deals at arm’s length with the Underwriter, the Custodian, the Depositary or us, and is not affiliated with the Underwriter, the Custodian, the Depositary or us, (iii) acquires our ADSs and accompanying ADS Warrants in this Offering and holds the Common Shares represented by the ADSs and the ADS Warrants as capital property, (iv) does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada and (v) is not a “registered non-resident insurer” or “authorized foreign bank” (each as defined in the ITA), or other holder of special status, and (b) for the purposes of the Canada-U.S. Tax Convention (the “Tax Treaty”), is a resident of the United States, has never been a resident of Canada, does not have and has not had, at any time, a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Tax Treaty. Holders who meet all the criteria in clauses (a) and (b) above are referred to herein as “U.S. Resident Holders”, and this summary only addresses such U.S. Resident Holders and assumes that such U.S. Resident Holders qualify for benefits under the Tax Treaty and provide the required proof of eligibility for benefits to the required intermediary.

This summary does not deal with special situations, such as the particular circumstances of traders or dealers, tax exempt entities, insurers or financial institutions, or other holders of special status or in special circumstances. Such holders, and all other holders who do not meet the criteria in clauses (a) and (b) above, should consult their own tax advisors.

This summary is based on the current provisions of the ITA, the regulations thereunder in force at the date hereof, the current provisions of the Tax Treaty, and our understanding of the administrative and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the ITA and regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that such Proposed Amendments will be enacted in the form proposed. However, such Proposed Amendments might not be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada, which may differ significantly from those discussed in this summary.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Resident Holder, and no representation with respect to the Canadian federal income tax consequences to any particular U.S. Resident Holder or prospective U.S. Resident Holder is made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, all prospective purchasers (including U.S. Resident Holders as defined above) should consult with their own tax advisors for advice with respect to their own particular circumstances.

Currency Conversion

For purposes of the ITA, all amounts relating to the acquisition, holding or disposition of Common Shares (including dividends, adjusted cost base and proceeds of disposition) must generally be expressed in Canadian dollars. Amounts denominated in any other currency must be converted into Canadian dollars generally based on the exchange rate quoted by the Bank of Canada on the date such amounts arise, or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Withholding Tax on Dividends

Amounts paid or credited, or deemed to be paid or credited, as, on account or in lieu of payment of, or in satisfaction of, dividends on the Common Shares to a U.S. Resident Holder will be subject to Canadian withholding tax. Under the Tax Treaty, the rate of Canadian withholding tax on dividends paid or credited by us to a U.S. Resident Holder that beneficially owns such dividends and is eligible for the benefits of the Tax Treaty is generally 15% (unless the beneficial owner is a company that owns at least 10% of our voting stock at that time, in which case the rate of Canadian withholding tax is generally reduced to 5%).

Disposition of the Common Shares Represented by the ADSs

A U.S. Resident Holder will not be subject to tax under the ITA on a capital gain realized on a disposition or deemed disposition of the Common Shares represented thereby, unless such shares are “taxable Canadian property” to the U.S. Resident Holder for purposes of the ITA and the U.S. Resident Holder is not entitled to relief under the Tax Treaty.

Generally, our Common Shares will not constitute “taxable Canadian property” to a U.S. Resident Holder at the time of disposition if our Common shares are listed on a “designated stock exchange” as defined in the ITA (which currently includes the CSE and Frankfurt Stock Exchange) unless the following two conditions are met (the “TCP Conditions”): (A) at any time during the 60 month period immediately preceding the disposition, more than 50% of the fair market value of such shares was derived, directly or indirectly, from one or any combination of: (i) real or immoveable property situated in Canada, (ii) “Canadian resource properties” (as defined in the ITA), (iii) “timber resource properties” (as defined in the ITA), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists; and (B) at any time during the 60 month period immediately preceding the disposition, the U.S. Resident Holder, persons with whom the U.S. Resident Holder did not deal at arm’s length, partnerships in which the U.S. Resident Holder or such non-arm’s length person holds a membership interest (either directly or indirectly through one or more partnerships), or the U.S. Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of our company. In addition to the foregoing, in certain other circumstances set out in the ITA, the Common Shares can also be deemed to be “taxable Canadian property”.

U.S. Resident Holders who may hold Common Shares as “taxable Canadian property” should consult their own tax advisors with respect to the application of Canadian capital gains taxation, any potential relief under the Tax Treaty, and special compliance procedures under the ITA, none of which is described in this summary.

Ownership and Disposition of ADS Warrants

There may be Canadian federal income tax considerations associated with acquiring, holding, exercising or disposing of ADS Warrants. Holders should consult their own tax advisors regarding the Canadian tax consequences applicable to their particular circumstances.

Legal Matters

Certain legal matters relating to the Offering will be passed upon on behalf of the Company by Mintz LLP, with respect to Canadian legal matters, and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., with respect to United States legal matters. Certain legal matters with respect to the Offering will be passed upon for the Underwriter by Loeb & Loeb LLP, as United States counsel, and Peterson McVicar LLP, as Canadian counsel. As at the date hereof, the partners and associates of Mintz LLP and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Company.

Auditors, Transfer Agent and Registrar

The current auditor of the Company is Reliant CPA PC, Certified Public Accountants, of 895 Dove Street, Suite 300, Newport Beach, California 92660, USA. Reliant CPA PC is registered with the Public Company Accounting Oversight Board (United States). The former auditor of the Company was Adam Sung Kim Ltd., with an office at 168 4300 Fraser Way, Burnaby, British Columbia, V5J 5J8.

The registrar and transfer agent for the Common Shares is Odyssey Trust Company at its principal offices in Calgary, Alberta. The Depositary for the ADSs is The Bank of New York Mellon, and, unless otherwise indicated in the Deposit Agreement, the Depositary will act as transfer agent and registrar for the ADSs.

Interests of Experts

Reliant CPA PC issued the Report of Independent Registered Public Accounting Firm dated July 30, 2026 in respect of the Amended Annual Financial Statements, which are incorporated by reference into this Prospectus Supplement and the Shelf Prospectus. Reliant CPA PC has advised that it is independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB.

Adam Sung Kim Ltd. issued an Independent Auditor’s Report dated February 17, 2026 in respect of the Company’s consolidated financial statements for the years ended December 31, 2025 and 2024, which have been replaced and superseded by the Amended Annual Financial Statements. Adam Sung Kim Ltd. has advised the Company that it was independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

Enforcement of Civil Liabilities

The Company is a corporation incorporated under and governed by the BCBCA. Some of the directors and officers of the Company, and some of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside Canada, and all or a substantial portion of their assets are located outside Canada and the United States. The Company has appointed an agent for service of process in Canada, but it may be difficult for holders of securities who reside in Canada to effect service within Canada upon those directors and officers who are not residents of Canada. It may also be difficult for holders of securities who reside in Canada to realize in Canada upon judgments of courts of Canada predicated upon the Company’s civil liability and the civil liability of the directors and officers of the Company under applicable securities laws.

In addition, it may be difficult for investors who reside in the United States to effect service within the United States upon those of the Company’s directors, officers and experts who are not residents of the United States. It may also be difficult for investors who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the Company’s directors, officers and experts under the U.S. federal securities laws. A final judgment for a liquidated sum in favour of a private litigant granted by a U.S. court and predicated solely upon civil liability under U.S. federal securities laws would, subject to certain exceptions identified in the law of individual provinces and territories of Canada, likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction, or may decline jurisdiction, over a claim based solely upon U.S. federal securities law on application of the conflict of laws principles of the province or territory in Canada in which the claim is brought.

The Company filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Cogency Global Inc., with an address at 122 East 42nd Street, 18th Floor, New York, New York, USA 10168, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court, arising out of or related to or concerning the offering of securities under the Prospectus.

James A. Deckelman, Chief Executive Officer and a promoter of the Company, resides outside of Canada and has appointed McMillan LLP at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, as his agent for service of process in Canada.

Investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if the party has appointed an agent for service of process.

CERTIFICATE OF DEEP SEA MINERALS CORP.

Dated: October 26, 2026

The short form base shelf prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement, as required by the securities legislation of all the provinces and territories of Canada, except Nova Scotia.

(Signed) “James A. Deckelman”	(Signed) “Steven Nguyen”
JAMES A. DECKELMAN Chief Executive Officer	STEVEN NGUYEN Chief Financial Officer

On behalf of the Board of Directors

(Signed) “Geoff Balderson”	(Signed) “Anthony Zelen”
GEOFF BALDERSON Director	ANTHONY ZELEN Director

Certificate of Promoter

Dated: October 26, 2026

The short form base shelf prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement, as required by the securities legislation of all the provinces and territories of Canada, except Nova Scotia.

(Signed) “James A. Deckelman”
JAMES A. DECKELMAN Promoter

This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada, except Nova Scotia, that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements has been obtained.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Deep Sea Minerals Corp., c/o 1500 - 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7, telephone: 1-604-602-0001, and are also available electronically at www.sedarplus.ca.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	July 28, 2026

DEEP SEA MINERALS CORP.

$50,000,000

Common Shares
Warrants
Subscription Receipts
Units
Common Shares Represented by Depositary Shares
Debt Securities

This short form base shelf prospectus (“Prospectus”) relates to the offering for sale by of Deep Sea Minerals Corp. (the “Company”, “SEAS”, “we”, “us” or “our”) from time to time, during the 25- month period that this Prospectus, including any amendments hereto, remains effective, of the following securities of the Company in one or more series or issuances, with a total offering price of such securities, in the aggregate, of up to $50,000,000 (or the equivalent thereof in other currencies, including United States dollars, based on the applicable exchange rate at the time of the issuance of such Securities): (i) common shares in the capital of the Company (each, a “Common Share”); (ii) warrants (each, a “Warrant”) to purchase other Securities (as defined below) of the Company; (iii) subscription receipts (each, a “Subscription Receipt”); (iv) units (each, a “Unit”) comprising of one or more of the other Securities; (v) Common Shares represented by depositary shares, including American depositary shares (“Depositary Shares”); and (vi) debt securities (the “Debt Securities” and with the Common Shares, Warrants, Subscription Receipts, Units, and Common Shares represented by Depositary Shares, collectively referred to herein as the “Securities”). The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement (each, a “Prospectus Supplement”).

In addition, the securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the securities separately, a combination of securities or any combination of, among other things, securities, cash and the assumption of liabilities.

The Common Shares are listed and posted for trading on the Canadian Securities Exchange (the “CSE”) under the symbol “SEAS”, the OTCQB Venture Market (“OTCQB”) under the symbol “DSEAF” and the Frankfurt Stock Exchange (“FSE”) under the symbol “X450”. On July 28, 2026, being the last complete trading day prior to the date hereof, the closing price of the Common Shares on the CSE was $1.38, on the OTCQB was US$0.98 and on the FSE was €0.925. Unless otherwise specified in an applicable Prospectus Supplement, Debt Securities, Subscription Receipts, Units (other than the Common Shares underlying the Units), Warrants and Depositary Shares will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is currently no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such securities purchased under this Prospectus. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities and the extent of issuer regulation. See “Risk Factors”.

The Company is a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The Company prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which differ from accounting principles generally accepted in the United States of America.

Prospective investors should be aware that the acquisition of Securities may have tax consequences both in the United States and in Canada. This Prospectus does not discuss U.S. or Canadian tax consequences and any such tax consequences may not be described fully in any applicable Prospectus Supplement with respect to a particular offering of Securities. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, that most of its officers and directors are not residents of the United States, that some or all of the underwriters or experts named in this Prospectus or any applicable Prospectus Supplement may not be residents of the United States and that all or a substantial portion of the assets of the Company and said persons are located outside of the United States. See “Enforceability of Civil Liabilities Under U.S. Securities Laws”.

The Company is not making and will not make an offer of these Securities in any jurisdiction where the offer or sale is not permitted. This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in such jurisdiction.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

DEPOSITARY SHARES WILL NOT BE OFFERED OR SOLD IN CANADA.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

This Prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the securities in such jurisdiction. Except where an exemption from the delivery requirements under applicable securities legislation in each of the provinces and territories of Canada is available, all applicable information permitted under securities legislation to be omitted from this Prospectus that has been so omitted will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities issued pursuant to this Prospectus.

This Prospectus may qualify an “at-the-market distribution”, as defined in National Instrument 44-102 – Shelf Distributions (an “ATM Distribution”). In connection with any underwritten offering of securities, excluding an ATM Distribution, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered. Such transactions, if commenced, may discontinue at any time. A purchaser who acquires Securities forming part of the underwriters’ over-allocation position acquires those Securities under this Prospectus, regardless of whether the overallocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. No underwriter of an ATM Distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or Securities of the same class as the Securities distributed under the ATM Distribution prospectus, including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities. See “Plan of Distribution”.

A Prospectus Supplement will set out the names of any underwriters, dealers or agents involved in the sale of the Securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such Securities, including the net proceeds the Company expects to receive from the sale of such securities, if any, the amounts and prices at which such Securities are sold and the compensation of such underwriters, dealers or agents.

Investment in the Securities being offered is highly speculative and involves significant risks that you should consider before purchasing such Securities. You should carefully review the risks outlined in this Prospectus (including any Prospectus Supplement) and in the documents incorporated by reference as well as the information under the heading “Cautionary Note Regarding Forward-Looking Statements” and consider such risks and information in connection with an investment in the Securities. See “Risk Factors”.

James Deckelman, Chief Executive Officer of the Company, resides outside of Canada and has appointed McMillan LLP at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, as his agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. See “Agent for Service of Process”.

The specific terms of the Securities with respect to a particular offering will be set out in one or more Prospectus Supplements and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price and any other specific terms; (ii) in the case of Warrants, the offering price, the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (iii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the procedures for the exchange of the Subscription Receipts into other Securities. the designation, number and terms of such other Securities, and any other specific terms; (iv) in the case of Units, the designation, number and terms of the other Securities comprising the Units; (v) in the case of Common Shares represented by Depositary Shares, the number of Depositary Shares being offered, the number of Common Shares underlying each Depositary Share, the offering price and currency of the Depositary Shares, the name of the depositary, and the terms and details of the deposit agreement under which the Depositary Shares would be issued; and (vi) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit for the Debt Securities being offered, the maturity, the interest provisions, the authorized denominations, the offering price, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion terms, whether the Debt Securities are secured, affiliate-guaranteed, senior or subordinated and any other terms specific to the Debt Securities being offered.

Where required by statute, regulation or policy, and where securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the securities will be included in the Prospectus Supplement describing the Securities.

Investors should rely only on the information contained in or incorporated by reference into this Prospectus and any applicable Prospectus Supplement. We have not authorized anyone to provide investors with different information. Information contained on our website shall not be deemed to be a part of this Prospectus (including any applicable Prospectus Supplement) or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Securities. We will not make an offer of these Securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the face page of this Prospectus, the date of any applicable Prospectus Supplement or the date of any documents incorporated by reference herein.

The Company’s head office and mailing address is located at Suite 1600 – 409 Granville Street, Vancouver, BC, V6C 1T2, Canada. The Company’s registered office is located at Suite 1500 – 1055 West Georgia Street, Vancouver, BC V6E 4N7.

i

ABOUT THIS PROSPECTUS

In this Prospectus and in any Prospectus Supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “SEAS” or the “Company”, refer to Deep Sea Minerals Corp. together, where context requires, with our subsidiaries.

You should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this Prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this Prospectus and any applicable Prospectus Supplement is accurate only as of the date on the front of such document and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus or any applicable Prospectus Supplement or of any sale of our securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.

Readers should not assume that the information contained or incorporated by reference in this Prospectus is accurate as of any date other than the date of this Prospectus or the respective dates of the documents incorporated by reference herein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

This Prospectus shall not be used by anyone for any purpose other than in connection with an offering of Securities in compliance with applicable securities laws. The Company does not undertake to update the information contained or incorporated by reference herein, including any Prospectus Supplement, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the Company’s website shall not be deemed to be a part of this Prospectus and such information is not incorporated by reference herein.

The Company will be filing with the SEC a registration statement on Form F-10 (the “U.S. Registration Statement”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), relating to the Securities. This Prospectus, which constitutes part of the U.S. Registration Statement, provides prospective investors with a general description of the Securities that the Company may offer. Each time the Company sells Securities under the U.S. Registration Statement, it will file with the SEC a Prospectus Supplement that will contain specific information about the terms of that offering of Securities. A Prospectus Supplement may also add, update or change information contained in this Prospectus. Before a prospective investor invests, the prospective investor should read both this Prospectus and any applicable Prospectus Supplement together with additional information described under the heading “Documents Incorporated by Reference” herein and therein. This Prospectus, which will constitute a part of the U.S. Registration Statement, does not contain all of the information contained in the U.S. Registration Statement, certain items of which are contained in the exhibits to the U.S. Registration Statement as permitted by the rules and regulations of the SEC. Statements included in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, a prospective investor should refer to any applicable full version or more detailed description of the contract, agreement or other document, as may be available electronically on the System for Electronic Document Analysis and Retrieval+ (“SEDAR+”) at www.sedarplus.ca and on the SEC’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov, for a more complete description of the matter involved.

MARKET AND INDUSTRY DATA

Market data and certain industry forecasts used in this Prospectus and any applicable Prospectus Supplement, and the documents incorporated by reference in this Prospectus and any applicable Prospectus Supplement, were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

CURRENCY AND EXCHANGE RATE INFORMATION

Unless otherwise indicated, all references to “$”, “C$”, “CAD” or “dollars” in this Prospectus refer to Canadian dollars, all references to “US$” or “USD” refer to United States dollars and all references to € refer to Euros. The daily average exchange rates on July 28, 2026, as reported by the Bank of Canada for the conversion of Canadian dollars into: (i) United States dollars was $1.00 equals US$0.7091; and (ii) Euros was $1.00 equals €0.6229.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER U.S. SECURITIES LAWS

The Company is a corporation incorporated under and governed by the Business Corporations Act (British Columbia). Most of its directors and officers reside outside of the United States, and a substantial portion of the Company’s assets and all or a substantial portion of the assets of these persons is located outside the United States. The Company has appointed an agent for service of process in the United States; however it may nevertheless be difficult for investors who reside in the United States to effect service of process in the United States upon the Company or any such persons, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or any such persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

The Company will file with the SEC, concurrently with the U.S. Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company intends to appoint an agent for service, with an address in the USA, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of Securities under this Prospectus.

TECHNICAL GLOSSARY

The following is a glossary of terms relevant to the subsea mineral exploration and development industry, which may be referenced herein:

“1994 Agreement” means the 1994 Agreement relating to the Implementation of Part XI (deep seabed mining) of UNCLOS, which was entered into to address certain difficulties with the seabed mining provisions contained in Part XI of UNCLOS, which had been raised primarily by industrialized countries, and which is interpreted and applied together with UNCLOS.

“CCZ” means the Clarion-Clipperton Fracture Zone of the Pacific Ocean, one part of international waters for which the ISA has entered into contracts for the exploration of polymetallic nodules rich in critical minerals.

“CISBMA” means the Cook Islands Seabed Mineral Authority, which issues licenses and permits under the Seabed Minerals Act 2019 (Cook Islands) for subsea mineral rights in the Cook Islands EEZ.

“DSHMRA” means the Deep Seabed Hard Mineral Resources Act of 1980 (United States), which governs subsea mineral exploration and development in international waters by United States citizens and companies

“Exclusive Economic Zone” or “EEZ” means a sea zone extending up to 200 nautical miles from a nation’s coast, where such nation has special rights to explore, use, conserve and manage marine resources, as defined by UNCLOS.

“ISA” means the International Seabed Authority, an autonomous international organization, comprised of 170 member states and the European Union and established under UNCLOS and the 1994 Agreement, through which the parties to UNCLOS organize and control all mineral-resources-related activities in international waters for the benefit of humankind as a whole, which has the mandate to ensure the effective protection of the marine environment from harmful effects that may arise from deep-seabed-related activities.

“NOAA” means the United States National Oceanic and Atmospheric Administration, an agency under the United States Department of Commerce, which issues licenses and permits under the DSHMRA.

“polymetallic nodules” means mineral concretions on the deep ocean floor rich in minerals, such as manganese, nickel, copper and cobalt, formed slowly from seawater precipitation, which are a major-focus for deep sea mining.

“UAOCMR Order” means the Executive Order signed by President Trump on April 24, 2025, titled “Unleashing America’s Offshore Critical Minerals and Resources”, which directs the Commerce Secretary to implement an expedited permitting process under DSHMRA.

“UNCLOS” means the 1982 United Nations Convention on the Law of the Sea, which provides a comprehensive regime of law and order to the Earth’s oceans and establishes rules for the allocation of states’ rights and jurisdiction in maritime spaces, the peaceful use of the oceans and the management of their resources.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Company cautions readers regarding forward-looking statements found in this Prospectus (including the documents incorporated by reference herein) and in any other statement made by, or on the behalf of the Company.

Forward-looking information and forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “planned”, “expect”, “project”, “predict”, “potential”, “targeting”, “intends”, “believe”, and similar expressions, or describes a “goal”, or variation of such words and phrases or states that certain actions, events or results “may”, “should”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Except for statements of historical fact, information contained in this Prospectus and the documents incorporated by reference herein, constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws. Such forward-looking information and forward-looking statements include, but are not limited to:

●	the potential benefits, and commercial and technical feasibility, of subsea mineral resource development;

●	our intended acquisition of subsea mineral rights;

●	our and our future partners’ development and operational plans, including with respect to the planned uses of polymetallic nodules, where and how nodules will be obtained and processed, the expected environmental, social and governance (“ESG“) impacts thereof and our plans to assess these impacts and the timing and scope of these plans, including the timing and expectations with respect to our receipt of exploitation contracts and our commercialization plans;

●	government regulation of mineral extraction from the deep seafloor and changes in mining laws and regulations;

●	technical, operational, environmental, social and governance risks of acquiring, developing and deploying equipment to collect and ship polymetallic nodules at sea, and to process such nodules on land;

●	the sources and timing of potential revenue, if any, as well as the timing and amount of estimated future production, costs of production, other expenses, capital expenditures and requirements for additional capital;

●	the U.S. Registration Statement (as defined herein);

●	cash flow provided by operating activities;

●	the expected activities of our future partners under our key strategic relationships;

●	the sufficiency of our cash on hand to meet our working capital and capital expenditure requirements, the need for additional financing and our ability to continue as a going concern;

●	our ability to raise financing in the future, the nature of any such financing and our plans with respect thereto;

●	any litigation to which we are or become a party;

●	claims and limitations on insurance coverage;

●	our plans to mitigate our material weakness in our internal control over financial reporting;

●	geological, metallurgical and geotechnical studies and opinions;

●	mineral resource estimates, and our ability to define and declare reserve estimates;

●	our status as an emerging growth company; and

●	our expected financial performance.

Forward-looking statements and forward-looking information are not guarantees of future performance and are based upon a number of estimates and assumptions of management, at the date the statements are made, in respect of:

●	favourability of operating conditions;

●	the receipt of necessary third party approvals, licences or permits on favourable terms;

●	the result of any potential legal, regulatory or geopolitical conflict or litigation resulting from the United States asserting governance of subsea mineral exploration and development in international waters under the DSHMRA;

●	the continued cooperation and alignment of national interests between the United States and the Cook Islands;

●	the Cook Islands’ intention to grant mining licenses in the future;

●	the availability of equipment;

●	the availability of qualified vessel operators and marine contractors;

●	our ability to obtain financing on acceptable terms;

●	currency exchange and interest rates; the impact of competition;

●	the changes and trends in our industry and the global economy;

●	changes in laws, rules, regulations and global standards;

●	our ability to build our market share;

●	our ability to retain key personnel;

●	transaction opportunities, exploration potential, and precious metals prices;

●	the sufficiency of the Company’s amended application for an exploration license under the NOAA regime, submitted on July 17, 2026, in responding to the requests for supplemental information in NOAA’s notice to the Company dated May 26, 2026;

v

●	NOAA will require no further information from the Company in order to determine the Company’s application is in full compliance with applicable regulatory requirements;

●	the federal-agency consultation, antitrust review, public-comment, certification, environmental-review and hearing processes applicable to the NOAA application will proceed generally in accordance with the indicative regulatory periods described herein;

●	NOAA will not identify material deficiencies relating to the Company’s financial responsibility, technical capability, proposed exploration plan, environmental information, proposed licence area or other regulatory requirements that the Company is unable to address;

●	a licensing process or invitation will be available under the Cook Islands seabed minerals regime on terms allowing the Company to submit an application for an exploration licence in the Cook Islands’ Exclusive Economic Zone;

●	the Company will be able to complete the technical, financial, environmental, corporate and work-program materials required for a Cook Islands exploration licence application within its anticipated timeframe;

●	the Company will be able to demonstrate access to sufficient financial resources, technical expertise, vessels, equipment, contractors and environmental capabilities to satisfy the applicable NOAA and Cook Islands regulatory requirements and any other regulatory requirements;

●	the Company will obtain sufficient financing to fund the regulatory, environmental, technical and offshore activities contemplated by its NOAA and Cook Islands work programs when required;

●	the Cook Islands election process and any related government transition will be completed without material delay;

●	following the election, the Cook Islands authorities will designate additional parcel blocks or areas for subsea mineral exploration and exploitation;

●	there will be no material change in Cook Islands policy, legislation, licensing criteria or regulatory priorities following the election; and

●	such other assumptions set out herein.

Many of these assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies, and other factors that are not within the control of the Company and could cause actual performance, achievements, actions, events, results or conditions to be materially different from those projected in the forward-looking statements and forward-looking information.

Such forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information, including, without limitation, the following risks and uncertainties:

●	risks related to the highly speculative nature of the Company’s business;

●	risks related to subsea mineral exploration and development operations;

●	risks related to the Company’s limited business history and no history of earnings;

●	risks related to the availability of future financing and the Company’s ability to continue as a going concern;

●	risks related to the Company’s exploration and development activities on the mineral properties;

●	uncertainties regarding the grade and quality of polymetallic nodules;

●	uncertainties regarding the commercial collection of polymetallic nodules;

●	negative perceptions regarding the collection of polymetallic nodules;

●	pressure and lobbying by non-governmental organizations;

●	uncertainties regarding our future reliance on strategic partnerships;

●	uncertainties regarding technology required for our business;

●	uncertainties regarding the treatment and processing of polymetallic nodules;

●	natural hazards and seasonality;

●	expropriation of potential future operating equipment or assets;

●	technological obsolescence;

●	the Company’s dependence on key personnel;

●	risks related to foreign operations;

●	risks related to acquisitions and integration;

●	changes in laws and regulations;

●	risks related to competition;

●	fluctuations in prices of precious metals, other commodities and natural resources;

●	legal and litigation risks;

●	uncertainty and volatility related to stock market prices and conditions;

●	dilution of the interests of shareholders;

●	risks related to geopolitical disputes;

●	risks related to the Company’s officers and directors becoming associated with other natural resource companies, which may give rise to conflicts of interest;

●	risks related to climate change; and

●	risks related to pandemics, epidemics or other health crises.

In evaluating forward-looking information or statements, current and prospective shareholders should specifically consider various factors, including the foregoing risks and risks outlined herein under the heading “Risk Factors”. The list above and other factors disclosed herein are not exhaustive of the factors that may affect any of our forward-looking information or forward-looking statements. Although the Company has attempted to identify important factors that could cause actual actions, events, results, performance or achievements to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events, results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. Accordingly, readers and investors should not place undue reliance on forward-looking information or statement statements. The Company does not intend to update forward-looking statements, except as required by law.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with applicable securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference are available electronically under the Company’s profile on SEDAR+ at www.sedarplus.ca. The filings of the Company through SEDAR+ and EDGAR are not incorporated by reference in this Prospectus except as specifically set out herein. The following documents, filed with the securities commissions in certain provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this Prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus:

●	amended and restated annual information form for the year ended December 31, 2025, dated July 27, 2026 (the “AIF”);

●	audited consolidated financial statements of the Company for the years ended December 31, 2025, and 2024, together with the notes thereto and the report of the independent auditors thereon;

●	reviewed consolidated financial statements of the Company for the three months ended March 31, 2026 and 2025, together with the notes thereto;

●	management’s discussion and analysis of the Company for the year ended December 31, 2025 (the “Annual MD&A”);

●	management’s discussion and analysis of the Company for the three months ended March 31, 2026 (the “Interim MD&A”);

●	management information circular of the Company dated June 22, 2026, prepared for the annual general meeting of shareholders of the Company to be held on July 28, 2026;

●	material change report dated January 19, 2026, regarding a loan agreement with an arm’s length lender for an unsecured loan of $50,000;

●	material change report dated February 10, 2026, regarding the closing of the Company’s non-brokered private placement of 10,550,425 Common Shares (the “February 2026 Private Placement”); and

●	material change report dated May 28, 2026, regarding the Company’s share split (the “Share Split”) on the basis of two (2) post-Share Split Common Shares for each one (1) pre-Share Split Common Share (the “Share Split MCR”).

Any documents of the type described in Section 11.1 of Form 44-101F1 – Short Form Prospectus filed by the Company with a securities commission or similar authority in any province or territory of Canada subsequent to the date of this Prospectus and prior to the expiry of this Prospectus, or the completion of the issuance of securities pursuant hereto, will be deemed to be incorporated by reference into this Prospectus.

In addition, the Company may determine to incorporate into any Prospectus Supplement to this Prospectus, including any Prospectus Supplement that it files in respect of an “at-the-market” offering, any news release that the Company disseminates in respect of previously undisclosed information that, in the Company’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws). In this event, the Company will identify such news release as a “designated news release” for the purposes of the Prospectus in writing on the face page of the version of such news release that the Company files on SEDAR+ (any such news release, a “Designated News Release”), and any such Designated News Release shall be deemed to be incorporated by reference into the Prospectus Supplement for the offering in respect to which the Prospectus Supplement relates. These documents will be available electronically under the Company’s profile at www.sedarplus.ca.

A Prospectus Supplement containing the specific terms of any offering of our securities will be delivered to purchasers of our securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of our securities to which that Prospectus Supplement pertains.

In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished by the Company to the SEC after the date of this Prospectus, that document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus forms a part. In particular, all documents filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the U.S. Exchange Act of 1934, as amended (the “U.S. Exchange Act”), on or after the date of the Prospectus until the date on which the U.S. Registration Statement has been withdrawn shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of those documents. However, information that we furnish to the SEC under the U.S. Exchange Act on Form 6-K or under Item 2.02 shall not be incorporated by reference into, or otherwise be included in, this Prospectus unless such Form 6-K explicitly provides that such information shall be incorporated by reference into this Prospectus and only to the extent expressly provided in such Form 6- K.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any Prospectus Supplement hereto or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Any template version of any “marketing materials” (as such term is defined in NI 44-101 Short Form Prospectus Distributions) filed after the date of a Prospectus Supplement and before the termination of the distribution of the securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.

Upon our filing of a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and management’s discussion and analysis and all interim financial statements, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of our securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this Prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of securities under this Prospectus.

References to our website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and we disclaim any such incorporation by reference.

THE COMPANY

The following description of the Company is, in some instances, derived from selected information about us contained in the documents incorporated by reference into this Prospectus. This description does not contain all of the information about us and our properties and business that you should consider before investing in any securities. You should carefully read the entire prospectus and the applicable Prospectus Supplement, including the section entitled “Risk Factors”, as well as the documents incorporated by reference into this Prospectus and the applicable Prospectus Supplement, before making an investment decision.

Name, Address and Incorporation

The Company was incorporated on February 17, 2022, under the Business Corporations Act (British Columbia) (“BCBCA”) under the name “Copperhead Resources Inc.” On January 26, 2026, the Company changed its name from “Copperhead Resources Inc.” to “Deep Sea Minerals Corp.”. The Company’s registered office and records office is located at 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7. The Company’s head office and mailing address is located at Suite 1600 – 409 Granville Street, Vancouver, BC, V6C 1T2, Canada.

Intercorporate Relationships

The following corporate organizational chart displays the Company and its wholly-owned direct and indirect subsidiaries:

Business of the Company

The Company is an early-stage subsea mineral exploration and development company focused on identifying and acquiring mineral rights in select jurisdictions, primarily within the CCZ and Exclusive Economic Zones, and advancing those rights through a staged, environmentally responsible development pathway. Although the Company has not yet acquired any mineral rights, its U.S. subsidiary, American Deep Sea Minerals Corp. has filed an application with NOAA for an exploration license under DSHMRA, which, if granted, would authorize the Company to conduct surveys, research and test mining of polymetallic nodules in respect of a ~150,000 km2 area located within the CCZ. The Company has also incorporated Deep Sea Minerals (Cook Islands) Limited, its wholly-owned Cook Islands subsidiary, to advance an application for an exploration license in the Exclusive Economic Zone of the Cook Islands. The Company does not own and does not currently intend to own proprietary subsea mining technology or specialized marine equipment and does not intend to conduct exploration or development work on behalf of third parties. Instead, the Company expects to engage qualified third-party technology providers, marine contractors, and independent environmental and scientific consultants to perform technical, field, and environmental work required to advance projects. Where appropriate, the Company may enter into joint ventures or similar arrangements to share risk, manage capital requirements, and access complementary capabilities.

The Company intends to prioritize subsea mineral projects that are capable of meeting environmental responsibility standards while delivering potential long-term benefits to host communities and countries. The Company’s strategy is to build a diversified portfolio of subsea mineral projects at varying stages of advancement and across a range of mineral resources, subject to applicable regulatory, environmental, and commercial considerations.

The Company’s business model is focused on acquiring exploration licenses, mineral rights, or other forms of project tenure in respect of subsea mineral resources. The Company does not expect to directly conduct exploration, development, or operational activities. Instead, all technical, exploration, environmental, and operational work is expected to be carried out by third-party technology providers, contractors, and independent environmental and scientific consultants engaged by the Company. Under this model, the Company intends to utilize established subsea technology providers and service contractors to perform exploration and development activities, and to engage qualified environmental and scientific organizations to conduct baseline studies, environmental impact assessments, and ongoing monitoring, as required by applicable regulatory authorities. The Company’s role is limited to project identification, licensing, strategic and operational oversight, and capital and commercial structuring. The Company does not anticipate providing exploration, development, or operational services to third parties in exchange for equity, fees, or other consideration.

The Company is focused on identifying, assessing, acquiring, and developing subsea mineral resources located within: (i) the Exclusive Economic Zones of host countries; or (ii) international waters. In particular, the Company is focused on the Exclusive Economic Zones of the Cook Islands and the United States, and the CCZ in international waters. The Company has submitted an application to NOAA for an exploration license for an area covering approximately 147,430 km2 in the CCZ, which NOAA has determined is in substantial compliance with applicable regulations. For further information regarding the Company’s application to NOAA for an exploration license in respect of an area of the CCZ, see “The Subsea Mineral Exploration and Development Industry - (b) Subsea Mineral Exploration and Development in International Waters” in the AIF. The Company has also incorporated a Cook Islands subsidiary to advance an application for subsea mineral rights in the EEZ of the Cook Islands. As of the date hereof, the Company has not formally applied under the Cook Islands regime. The Company has engaged through correspondence with the Cook Islands Seabed Minerals Authority regarding a potential application for an exploration licence. The Company understands that the Cook Islands authorities do not presently intend to accept further formal exploration licence applications until after the forthcoming Cook Islands election and parliament reconvenes and approves additional designated parcel blocks and areas of the Cook Islands’ EEZ for licensing. Accordingly, although the Company has nearly finalized the technical, financial, environmental, corporate and work-program materials required for an application, the timing of any formal submission will not occur until after the new government in the Cook Islands is formed and is dependent on the new government designating additional parcel blocks and areas of the Cook Islands’ EEZ for licensing. Based on the information currently available to the Company, the Company expects to submit a formal application between Q3 2026 and Q1 2027. This timing is an estimate only and may be delayed if the election process, government transition, regulatory review or reopening of the application process takes longer than anticipated. There can be no assurance that CISBMA will begin accepting applications by Q1 2027, if ever, or that the Company’s formal application, if submitted, will be accepted as complete or ultimately approved. The Company intends to advance the Cook Islands application concurrently with its application to NOAA, subject to regulatory timing, capital availability and management’s assessment of the relative priority of each jurisdiction. Based on its current strategic priorities and expected use of funds, the Company currently expects to allocate approximately 60% of its subsea mineral rights application and project-development resources to advancing the NOAA/DSHMRA application, approximately 30% to advancing the Cook Islands application and approximately 10% to evaluating potential opportunities in the United States EEZ around American Samoa. These allocations are current estimates only and may vary depending on the timing of regulatory review processes, the availability and cost of technical and environmental consultants, vessel and contractor availability, financing, and the Company’s assessment of the relative merits of each opportunity. The Company has not taken any material steps to obtain permits in respect of the United States EEZ in Hawaii beyond preliminary desktop evaluation. The Company is focused on these jurisdictions to align itself with the national interests of the United States. See “The Subsea Mineral Exploration and Development Industry – (d) Competitive Position and Strategic Focus” in the AIF.

While the Company believes the NOAA regime provides a viable regulatory pathway to commercial production, it still remains subject to significant uncertainty and risk. The extent to which rights granted under the NOAA regime may be subject to challenges regarding international recognition, market acceptance and enforceability, and there is potential for legal, regulatory or geopolitical conflicts between the NOAA regime and other international frameworks, such as the ISA framework. For example, there is a risk of overlap between areas subject to licenses or permits granted under the NOAA regime and areas subject to contracts granted under other frameworks, and there is significant uncertainty regarding how any such overlap would be resolved. Furthermore, such uncertainties, legal challenges and geopolitical tensions could significantly and negatively impact the Company’s ability to obtain, maintain, enforce and commercially benefit from any subsea mineral rights it may obtain under the DSHMRA. Despite this uncertainty, the Company believes that DSHMRA provides a viable and robust regulatory path to commercial production because of the existence of enacted legislation and detailed implementing regulations, NOAA’s prior issuance and renewal of exploration licences under DSHMRA, the current U.S. policy objective of advancing domestic critical-mineral supply chains, and NOAA’s acceptance and review of recent applications under the regime. However, the Company’s assessment is subject to additional uncertainty. NOAA has issued only a limited number of exploration licences under DSHMRA, the original licences were issued in the 1980s, NOAA has not issued any new exploration licences more recently, and NOAA has not ever issued a commercial recovery permit. Accordingly, there is limited precedent regarding current application requirements, review practices, licence terms, environmental obligations, timelines, costs and the international recognition or enforceability of rights granted under DSHMRA. The absence of recent precedent reduces the Company’s ability to predict whether, when or on what terms its application may be approved and increases the risk that NOAA may require additional information, impose material terms or conditions, extend its review or deny the application. See “The Subsea Mineral Exploration and Development Industry - (b) Subsea Mineral Exploration and Development in International Waters” and “Risk Factors” in the AIF.

The Company is focused on acquiring mineral rights through government licensing processes, joint venture agreements, and advancing such rights through responsible and environmentally conscious project development. The Company will prioritize projects that satisfy rigorous environmental and sustainability standards, while delivering meaningful benefits to host countries. Environmental protection is integral to all strategic and operational decisions.

The Company does not intend to act as a contractor or service provider to other companies and will not conduct exploration or development work on behalf of third parties. Instead, the Company intends to acquire mineral rights and advance its own projects through the engagement of qualified third-party technology providers, contractors, and independent environmental and scientific consultants. The Company has identified marine vessel contractors based in New Zealand or with global operations, which the Company may engage in the future, if the Company advances its application for subsea mineral rights and initiates its intended offshore operations. However, as of the date hereof, no formal arrangements have been entered into.

The Company intends to advance each project through a defined development pathway designed to reduce risk and build value. This progression may include acquiring exploration rights, verifying and quantifying the mineral resource, collecting baseline environmental data required for permitting processes, preparing environmental impact assessments and reports, and developing and confirming commercial programs. The Company does not intend to perform these technical or field activities itself; rather, such work is expected to be carried out by qualified third-party contractors, technology providers, and independent environmental and scientific consultants under the oversight and direction of the Company. The Company may also choose to divest equity interests in specific projects or enter into joint ventures or similar arrangements to support further project advancement and manage capital requirements and risk.

Subsea mining projects typically progress through phases, including: (i) the license acquisition, exploration and evaluation stage, which involves, among other things, identifying prospective geological settings, conducting desktop geological and geophysical analysis, reviewing historical oceanographic and mineral data, selecting target areas, engaging with relevant authorities to acquire exploration or contract rights, and planning potential reconnaissance surveys and other non-intrusive data-gathering activities to validate the presence and characteristics of seabed mineralization; (ii) resource definition and environmental baseline studies, comprising detailed seabed surveys, sampling, and environmental data collection required to support future permitting; (iii) engineering design and pilot-scale testing, during which third-party contractors or technology providers may design or test subsea collection systems, lift systems, and surface support infrastructure to validate technical and environmental performance; (iv) permitting and pre-commercial development, which includes obtaining regulatory approvals, completing feasibility studies, finalizing processing and logistics strategies, and arranging financing or strategic partnerships; and (v) if warranted based on results, commercial production and ramp-up, involving the deployment of full-scale subsea mining systems, commencement of operations, and generation of revenue. The Company’s subsea mineral exploration and development business is in the exploration, license acquisition, and validation stage, which includes identifying prospective jurisdictions, engaging with host governments, and conducting preliminary surveys and data analysis to confirm subsea mineral potential.

While each jurisdiction is subject to its own regulatory processes and timelines, the Company anticipates that timelines to exploration and potential commercialization may converge over time as regulatory frameworks and industry standards continue to develop and become more standardized globally. The Company expects that advancement toward revenue generation will be contingent upon, among other factors, obtaining appropriate governmental approvals, accessing prospective areas, and demonstrating the technical and economic feasibility of nodule collection and seabed lift systems. Revenue from commercial production, if ever achieved, may take up to an additional 10 years post concession granting from host jurisdictions.

In parallel with the Company’s efforts to acquire subsea mineral rights, the Company is evaluating subsea mineral collection technologies, including nodule-collection systems and seabed lift methodologies, based on publicly available industry data, historical testing by industry participants, and emerging technological developments. The Company has undertaken research and preliminary due diligence on a range of subsea mineral collection technologies and third-party service providers, primarily through the review of publicly available information and non-binding discussions. Such activities have been conducted for informational and comparative purposes only and have not included detailed engineering, environmental, or economic feasibility studies. Publicly reported trials conducted by certain industry participants suggest that elements of such technologies may be technically feasible; however, commercial-scale performance remains dependent on site-specific conditions, regulatory approvals, environmental considerations, and continued technological advancement. The Company has not incurred any costs in connection with its research and preliminary due diligence.

While the Company has considered approaches that may offer a credible pathway to future commercial viability and alignment with evolving environmental standards and best practices intended to minimize disruption to marine ecosystems and wildlife, the Company has not selected any specific technology or provider and has not entered into any binding or non-binding agreements as of the date hereof. The Company has not made any determinations regarding the technical feasibility, environmental suitability, or commercial readiness of any subsea mineral collection technology.

The acquisition and realization of the Company’s assets, and the attainment of profitable operations is dependent upon many factors including, among other things: (i) obtaining all regulatory approvals and environmental permitting for commercial operations for identified jurisdictions of operation; (ii) financing being arranged by the Company to explore areas of interest yet to be identified, engaging, contracting or partnering with a third-party that has a nodule collection system for the recovery of polymetallic nodules from the seafloor and the processing technology for the treatment of polymetallic nodules at commercial scale; (iii) the establishment of mineable reserves; (iv) the commercial and technical feasibility of seafloor polymetallic nodule collection and processing; and (v) metal prices. The outcome of these matters cannot presently be determined because they are contingent on future events and may not be fully under the Company’s control.

For additional information with respect to the Company’s business, operations and financial condition, refer to its AIF, Annual MD&A and Interim MD&A, copies of which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Company’s consolidated share and loan capitalization as of the date hereof:

Type of Security	Amount Authorized	Amount outstanding as of March 31, 2026	Amount outstanding as of the date hereof(1)
Common Shares	Unlimited	23,904,125	47,910,026
Warrants	Unlimited	239,050	376,324
Stock options (“Options”)	10% of Common Shares	725,000	1,100,000	(2)
Restricted share units (“RSUs”)	100,000	Nil	725,000	(3)

Notes:

On May 26, 2026, the Company completed the Share Split. See the Share Split MCR and “Three Year History – Current Financial Year” in the AIF. Figures are disclosed on a post-Share Split adjusted basis.

On April 1, the Company granted 150,000 Options (on a post-Share Split adjusted basis), each of which entitles the holder thereof to acquire one Common Share at an exercise price of $0.60 (on a post-Share Split adjusted basis) per Common Share for a period of five years. On April 8, 2026, 200,000 Options (on a post-Share Split adjusted basis) held by the Company’s former Chief Financial Officer and Corporate Secretary were surrendered and cancelled. On May 15, 2026, 300,000 Options (on a post-Share Split adjusted basis) held by a former director of the Company were cancelled.

On April 15, 2026, the Company granted 200,000 RSUs (on a post-Share Split adjusted basis) and, on April 1, 2026, the Company granted 400,000 RSUs (on a post-Share Split adjusted basis). On June 15, 2026, the Company granted 125,000 RSUs.

Information relating to any issuances of our Common Shares and securities exercisable for or exchangeable into Common Shares within the previous twelve-month period will be provided as required in a Prospectus Supplement under the heading “Prior Sales”.

USE OF PROCEEDS

Unless we otherwise indicate in a Prospectus Supplement, we currently intend to use the net proceeds from any sale of our securities for advancing applications for subsea mineral rights and advancing our operational readiness for subsea mineral exploration, and for working capital and general corporate purposes as follows:

Use of Proceeds	Amount ($)
Obtain exploration licence for area in the CCZ under NOAA regime	C$150,000 – C$350,000
Obtain exploration licence for area in the Cook Islands’ EEZ	C$150,000 – C$200,000
Initial offshore work program in CCZ (CCZ Cruise 1)	C$20,125,000 - $21,275,000
Follow-up offshore work program in CCZ (CCZ Cruise 2)	C$575,000 – C$1,150,000
Initial offshore work in Cook Islands’ EEZ (Cook Islands EEZ Cruise 1)	C$9,775,000 – C$10,350,000
Decision regarding American Samoa and other areas of U.S. EEZ	C$250,000 - C$500,000
General working capital(1)	C$3,975,000 – C$16,175,000
Total:	C$35,000,000 – C$50,000,000

Note:

(1)	General working capital is expected to be approximately allocated among the following categories, including but not limited to: management and consultant expenses of C$2,000,000 to C$2,500,000; audit and accounting expenses of C$275,000 to C$800,000; legal expenses of C$300,000 to C$1,200,000; insurance expenses of C$475,000 to C$600,000; Nasdaq, SEC and other U.S. public-company compliance expenses of C$200,000 to C$750,000; marketing and shareholder communications expenses of C$250,000 to C$1,500,000; other general and administrative expenses of C$250,000 to C$750,000; and additional regulatory, environmental, technical, project-development and contingency expenditures of C$225,000 to C$8,075,000.

The Company’s internal planning estimate for the first phase of activities through an initial offshore campaign in each of the CCZ and the Cook Islands EEZ is approximately $35 million to $50 million. Actual allocations may vary depending on the amount raised, the exchange rate at the time of financing, regulatory requirements, vessel availability, contractor pricing, license conditions, environmental requirements and the scope of any final offshore work program. For the purposes of the Company’s current plan, “offshore operations” means initial offshore exploration and environmental work, which may include seabed mapping, geophysical and oceanographic surveys, environmental baseline data collection, sampling campaigns, initial resource validation, mobilization and demobilization of vessels and equipment, and related offshore logistics and contractor support. The Company does not currently contemplate pilot-scale mining or commercial recovery activities as part of the first offshore campaign.

The Company’s current planning assumption is that the first phase of offshore work would consist of up to two initial offshore campaigns or cruises, one in the CCZ and one in the Cook Islands EEZ, with each campaign expected to focus on seabed mapping, sampling, initial resource validation and environmental baseline data collection. The Company also assumes that it will initiate follow-up offshore work in the CCZ within 25 months of this Prospectus. The number, duration, location and scope of any offshore campaign will depend on the terms and conditions of any licence or authorization granted, environmental and operational requirements, contractor availability, vessel scheduling, weather and sea conditions, and financing. The Company does not intend to commence offshore activities unless and until it has obtained the applicable mineral rights and all required operational, environmental, vessel, safety, monitoring and reporting approvals.

The Company has initiated preliminary steps to identify potential vessel operators, marine contractors, technical consultants, environmental consultants and other service providers. These activities include non-binding discussions, preliminary review of service capabilities and potential budgetary estimates. As of the date hereof, the Company has not entered into any binding vessel charter, offshore services agreement, environmental services agreement, subsea technology agreement or other material agreement for offshore operations. Any such arrangement is expected to be conditional upon, among other things, receipt of applicable licences and permits, finalization of the applicable work program, availability of financing, contractor availability and agreement on definitive commercial terms.

Business Objectives	Key Milestone(s)	Estimated Cost	Estimated Timing
Obtain exploration licence for area in the CCZ under NOAA regime	Determination by NOAA that the Company’s application is in full compliance with regulatory requirements	N/A	Q3 2026- Q4 2027
	Respond to questions and supplemental information requestions from NOAA until certification of the Company’s application	N/A	Q3 2026 – Q1 2027
	Terms, conditions and restrictions, and draft environmental impact statement	C$100,000 – C$200,000	Q2 2027 – Q3 2027
	Public hearing(s)	C$50,000 – C$150,000	Q2 2027 – Q3 2027
	Issuance of exploration license	N/A	Q4 2027
Obtain exploration licence for area of Cook Islands’ EEZ	Parliament approval of additional areas designated for subsea mineral exploration and exploitation	N/A	Q4 2026 – Q1 2027
	Initial submission of formal application	C$50,000	Q3 2026 – Q1 2027
	Determination by CISBMA that qualification criteria are met and subject area is available	N/A	30 – 50 days following application
	Respond to comments received from public and other Crown agencies on application	N/A	~40 days following determination by CISBMA
	Licensing panel recommendation, ministerial decision and cabinet approval	N/A	Q4 2026 – Q2 2027
	Issuance of exploration licence	C$100,000 – C$150,000	Q2 2027 – Q4 2027
Initial Offshore Work Program in CCZ (CCZ Cruise 1)	Dataset review and preliminary technical planning — review of available geological, geophysical, oceanographic and environmental datasets; refinement of survey objectives and preliminary work scopes.	C$287,500 – C$575,000	Q3 2026 – Q1 2027
	Environmental and survey program design — preliminary environmental baseline plan, survey design, sampling plan, monitoring methodologies and preparation of contractor scopes.	C$287,500 – C$575,000	Q4 2026 – Q2 2027
	Contractor procurement and conditional contracting — solicitation and evaluation of proposals, contractor due diligence, preliminary vessel scheduling, insurance review, logistics planning and negotiation of conditional arrangements.	C$575,000 – C$1,150,000	Q1 2027 – Q3 2027

	Final work program approval and mobilization readiness — finalization of survey scope, safety and environmental plans, vessel and equipment configuration, port and logistics arrangements and satisfaction of licence conditions precedent.	N/A	Q3 2027
	Multibeam / backscatter work program (Multibeam bathymetry, backscatter surveying, related vessel and survey-system costs)	C$6,325,000	Q4 2027
	Box-core work program (box-core sampling, sampling equipment, marine contractor support and associated vessel and personnel costs)	C$6,325,000	Q4 2027
	Environmental program (environmental baseline data collection, biological and oceanographic work, monitoring, technical personnel, laboratory work and related costs)	C$6,325,000	Q4 2027
Follow-up Offshore Work Program in CCZ (CCZ Cruise 2)	Completion of technical, environmental and contractor preparation - dataset review, environmental and survey planning, refinement of work scopes, contractor selection, insurance, vessel scheduling and offshore logistics preparation.	C$575,000 – C$1,150,000	Q1 2028 – Q2 2028
Initial Offshore Work Program in Cook Islands’ EEZ (Cruise 1)	Dataset review and preliminary technical planning — review of available geological, geophysical, oceanographic and environmental datasets; refinement of survey objectives and preliminary work scopes.	C$143,750 – C$287,500	Q1 2028 – Q2 2028
	Environmental and survey program design — preliminary environmental baseline plan, survey design, sampling plan, monitoring methodologies and preparation of contractor scopes.	C$143,750 – C$287,500	Q1 2028 – Q2 2028
	Contractor procurement and conditional contracting — solicitation and evaluation of proposals, contractor due diligence, preliminary vessel scheduling, insurance review, logistics planning and negotiation of conditional arrangements.	C$287,500 – C$575,000	Q1 2028 – Q2 2028
	Final work program approval and mobilization readiness — finalization of survey scope, safety and environmental plans, vessel and equipment configuration, port and logistics arrangements and satisfaction of licence conditions precedent.	N/A	Q2 2028
	Completion of offshore work program (specifics of program in planning and development stage – particulars to be provided in applicable Prospectus Supplement(s))	C$9,200,000	Q2 2028
Decision regarding American Samoa and other areas of U.S. EEZ	Review the applicable legal and regulatory framework and any federal leasing, sale or authorization process.	C$125,000 – C$250,000	Q3 2026 – Q4 2026
	Acquire and assess available geological, environmental, water column and technical data and identify potentially prospectives areas	C$125,000 – C$250,000	Q3 2026 – Q4 2026
Total:		C$31,025,000 – C$33,825,000

Licensing and permitting are gating items. The Company does not intend to commence offshore operations in the CCZ unless and until NOAA grants the applicable exploration licence and the Company obtains any required operational, environmental, vessel, safety, monitoring and reporting approvals. Similarly, the Company does not intend to commence offshore operations in the Cook Islands EEZ unless and until the Company obtains the applicable Cook Islands exploration licence and any required environmental and operational approvals.

The Company may, before licences are granted, continue to identify potential service providers, obtain budgetary estimates, conduct non-binding discussions and negotiate conditional or non-binding arrangements. However, any material vessel charter, offshore services agreement, environmental services agreement or subsea technology arrangement is expected to be conditional on the Company obtaining required licences and permits, finalizing the scope of work, securing financing and agreeing on definitive commercial terms.

The transition from the Company’s current stage to operational readiness is expected to proceed in stages: application and regulatory review; application approval or license grant; dataset acquisition and technical/environmental planning; contractor selection and conditional contracting; pre-cruise mobilization and equipment planning; and, only after receipt of required approvals and financing, commencement of an initial offshore campaign.

The Company had negative operating cash flow in recent past financial reporting periods. To the extent that the Company has negative cash flow in future periods, the Company may need to deploy a portion of proceeds from any sale of our securities to fund such negative cash flow.

In order to raise additional funds to finance future growth opportunities, we may, from time to time, issue securities. More detailed information regarding the use of proceeds from the sale of securities, including any determinable milestones at the applicable time, will be described in a Prospectus Supplement. We may also, from time to time, issue securities otherwise than pursuant to a Prospectus Supplement to this Prospectus.

PRIOR SALES

Information in respect of our Common Shares and securities exchangeable for or exercisable into Common Shares issued within the previous twelve month period, as well as in respect of Common Shares that we issued upon the exercise of options or share units granted under our equity incentive plans, and in respect of such equity securities exercisable or convertible into Common Shares that we granted under such equity incentive plans, will be provided as required in a Prospectus Supplement with respect to the issuance of securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

The outstanding Common Shares are listed and posted for trading on the CSE under the symbol “SEAS”, on the OTCQB under the symbol “DSEAF” and on the FSE under the symbol “X450”. Trading price and volume information for the Company’s securities will be provided as required in each Prospectus Supplement to this Prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Project Status, Business Objectives and Milestones

The Company’s current activities are focused on identifying priority jurisdictions, pursuing applications for potential subsea mineral rights, engaging technical, regulatory and environmental advisors, and assessing the preliminary requirements to advance potential offshore exploration programs if rights are obtained.

As disclosed in its news release dated March 10, 2026 (the “Corporate Update”), the Company had budgeted approximately $1,000,000 for investor relations and promotional activities, and re-confirmed that it had budgeted approximately $1,000,000 to accomplish the business objectives set forth in its listing statement dated January 19, 2026 (the “Listing Statement”).

As of June 10, 2026, the Company has incurred approximately $814,878 since the date of the Listing Statement, to further business objectives #1, #2 and #3 set forth in the Listing Statement, being: (i) identify priority jurisdictions for subsea mineral rights applications; (ii) prepare and submit at least one mineral rights application; and (iii) conduct preliminary environmental, oceanographic and geophysical desk-based studies. Of the $814,878 incurred since the Listing Statement, approximately $616,191 was incurred after March 10, 2026.

Item	Amount / Percentage
Original aggregate budget for business objectives #1, #2 and #3 in the Listing Statement	$650,000
Actual expenditures incurred to date for business objectives #1, #2 and #3 in the Listing Statement	$814,878
Amount by which actual expenditures exceed the original aggregate budget	$164,878
Percentage increase over original aggregate budget for business objectives #1, #2 and #3	25.4%
Amount incurred since March 10, 2026 included in the $814,878 above	$616,191

Project and Milestone Update

The following table summarizes the Company’s principal project workstreams and related milestones as at June 10, 2026.

Project / Milestone	Current Status	Expenditures to Date	Next Steps
CCZ - NOAA/DSHMRA exploration licence application	Application submitted March 23, 2026 and amended April 18, 2026. On May 26, 2026, NOAA determined the application is in substantial compliance, which is not a licence or authorization to commence offshore work. Company submitted final amended application on July 17, 2026, and expects NOAA will require 30 – 90 days to review it and make a determination regarding full compliance.	C$146,763 NOAA application fee, plus related technical, legal and application-support costs included in the C$814,878 aggregate amount.	Bring application into full compliance and continue NOAA review. Future offshore work will require significant additional capital.
Cook Islands EEZ	Cook Islands subsidiary incorporated and application work advanced. No Cook Islands mineral rights have been granted.	C$3,268 direct subsidiary costs, plus related legal and application costs included in the C$814,878 aggregate amount.	Determine whether and when to submit an application. Further local counsel, regulatory and technical costs are expected if advanced.

Preliminary environmental, oceanographic and geophysical studies	Technical support engaged and desk-based work underway.	Included in C$814,878.	Continue baseline planning and regulatory support, subject to regulatory requests, licence conditions and capital availability.
United States OCS / American Samoa	Preliminary assessment only. No lease, bid or application has been submitted.	Included in general technical, legal, travel and business development expenditures, including the outreach costs below.	Monitor any U.S. federal lease or authorization process and assess potential future participation.
Offshore service providers and operational readiness

Potential marine service providers identified and preliminary budgetary estimates obtained. No binding vessel, subsea technology, marine services or environmental services agreement has been entered into.

The Company contacted two marine service providers during Q1 and Q2 2026 for preliminary budgetary information concerning vessel mobilization and demobilization, vessel day rates, equipment and personnel for potential polymetallic-nodule exploration work in the CCZ and Cook Islands. The estimates received, together with the estimates of management, who are experienced with offshore operations, support the preliminary preparation and CCZ Cruise 1 amounts disclosed under “Use of Proceeds”. Discussions remain preliminary and are awaiting a firm survey scope, analysis requirements and schedule. Other than mutual confidentiality agreements, no binding or non-binding vessel charter, services agreement, memorandum of understanding, commitment or operational arrangement has been entered into with either contractor. These estimates are subject to change.

		Included in aggregate business-objective expenditures; no material contractor commitments to date.	Refine budgets and scopes. Tender or contract only when approvals, financing, scope and timing are sufficiently advanced.
Portfolio pipeline and strategic opportunities	Continuing to screen potential EEZ, NOAA/DSHMRA, U.S. OCS, farm-in, joint venture and minority investment opportunities. No binding agreement has been entered into.	Included in business development and professional advisory expenditures.	Continue screening opportunities subject to diligence, capital availability and strategic merit.

Other Completed or Advanced Items Not Specifically in the Original Business Objectives

Item	Status and funds used
U.S. Defense Industrial Base Consortium proposal	Funds used are included in general legal, management and consulting expenditures.
Trademark protection	Filed U.S. trademark protection for American Deep Sea Minerals Corp.; approximately $2,156 incurred, not including legal fees.
Cook Islands subsidiary and application advancement	Cook Islands subsidiary incorporated and application advanced; approximately $3,268 in direct costs, plus related costs included in the aggregate business-objective expenditures.
Management and advisory team expansion	Dan McConnell appointed Vice President of Exploration and John Vonglis appointed strategic advisor; costs included in management, consulting, recruiting and related corporate expenditures.
Share split	Completed; related costs included in filing, regulatory, legal and related corporate expenditures.
Business development and strategic outreach	Attended industry, government and financing-related events; approximately $58,327 incurred.
Preliminary base shelf prospectus	Filed to facilitate future financings; approximately $37,500 in filing fees and $35,000 in legal fees incurred.
Nasdaq Capital Market listing application	Application in progress; approximately $20,000 incurred.
NOAA substantial compliance milestone	Substantial compliance obtained for the NOAA/DSHMRA application; approximately $146,763 incurred for the NOAA application fee and included in the aggregate business-objective expenditures.

Impact on Business Objectives and Milestones

The Company has advanced its initial business objectives by identifying priority jurisdictions, submitting a NOAA/DSHMRA application, incorporating a Cook Islands subsidiary, engaging technical support and undertaking business development and strategic outreach activities. The Company’s activities have evolved from the original Listing Statement framework, which referred to EEZ or ISA opportunities, to a more specific near-term focus on the CCZ under the NOAA/DSHMRA pathway, the Cook Islands EEZ and preliminary assessment of potential United States OCS opportunities.

The Company has exceeded the aggregate amount originally budgeted for business objectives #1, #2 and #3 by approximately $164,878, representing an increase of approximately 25.4% to the $650,000 originally allocated to those objectives. The variance reflects the Company’s accelerated regulatory application activity, the cost of the NOAA application fee, increased technical and application-support costs, the incorporation and advancement of a Cook Islands subsidiary and broader business development and strategic outreach activity.

The variance has not prevented the Company from advancing its stated business objectives. However, the costs required to advance any project to its next stage are expected to significantly exceed expenditures incurred to date, particularly if any licence or other mineral right is granted and the Company proceeds to environmental baseline work, offshore surveys, sampling, contractor engagement or other offshore activities. The Company’s ability to advance its projects remains subject to regulatory approval risk, lack of precedent under certain regulatory regimes, availability of qualified contractors and vessels, environmental review requirements, stakeholder considerations, geopolitical and legal uncertainty, and the Company’s ability to raise additional capital

The following table provides an update, as of June 10, 2026, to the Company’s proposed use of available funds following the February 6, 2026, private placement, as disclosed in the Corporate Update:

Intended use of proceeds	Intended use of proceeds	Actual use of proceeds	(Over) / under expenditure	Explanation of variance and impact
Accounting, general and administration fees	$250,000	$227,024	$22,976	Under budget due to timing.
Audit and tax preparation fees	$80,000	$34,485	$45,515	Under budget due to timing.
Business development	$200,000	$149,955	$50,045	Under budget due to timing of travel, conferences and related business development initiatives.
Business objectives in Listing Statement	$1,000,000	$110,194	$889,806	Under budget due to timing. Includes technical consulting and related business objective expenditures.
License and application fees	$500,000	$167,557	$332,443	Under budget due to timing.
Investor relations activities	$1,000,000	$1,068,352	$(68,352)	Over budget. The variance is primarily attributable to positive impact of campaigns leading to the extensions. The over-expenditure is not currently expected to prevent the Company from pursuing its near-term business objectives.
Legal fees	$100,000	$166,873	$(66,873)	Over budget. The variance is primarily due to legal work relating to the base shelf prospectus, regulatory matters, corporate transactions and related filing matters. The over-expenditure is not currently expected to prevent the Company from pursuing its near-term business objectives.
Management fees	$300,000	$124,333	$175,667	Under budget due to timing.
Repayment of the Loan	$50,000	$50,000	$0	In line with budget.
Transfer agent, regulatory and filing fees	$75,000	$107,554	$(32,554)	Over budget. The variance is primarily due to filing the base shelf prospectus, listing, transfer agent and OTCQB-related fees. The over-expenditure is not currently expected to prevent the Company from pursuing its near-term business objectives.
Unallocated working capital	$759,650	$2,108,322	$(1,348,672)	Under budget due to timing.
Total	$4,314,650	$4,314,650	$0	N/A

EARNINGS COVERAGE

If we offer Debt Securities having a term to maturity in excess of one year under this Prospectus and any applicable Prospectus Supplement, the applicable Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such securities.

DESCRIPTION OF SECURITIES OFFERED UNDER THIS PROSPECTUS

The Company may offer Common Shares, Warrants, Debt Securities, Subscription Receipts, Common Shares represented by Depositary Shares or Units comprising any combination of Common Shares, Warrants, Subscription Receipts or Common Shares represented by Depositary Shares, with a total value of up to $50,000,000 from time to time under this Prospectus, together with any applicable Prospectus Supplement, at prices and on terms to be determined by market conditions at the time of offering. This Prospectus provides you with a general description of the Securities the Company may offer. Each time the Company offers Securities, it will provide a Prospectus Supplement that will describe the specific amounts, prices and other important terms of the Securities, including, to the extent applicable:

●	designation or classification;

●	aggregate offering price;

●	original issue discount, if any;

●	rates and times of payment of dividends, if any;

●	rates and times of interest payments, if any;

●	redemption, conversion or exchange terms, if any;

●	conversion or exchange prices, if any, and, if applicable, any provisions for changes to or adjustments in the conversion or exchange prices and in the Securities or other property receivable upon conversion or exchange;

●	restrictive covenants, if any;

●	the terms and conditions of any deposit agreement if Depositary Shares are being offered;

●	voting or other rights, if any;

●	important United States and Canadian federal income tax considerations; and

●	any other material term or condition of the applicable Securities.

A Prospectus Supplement may also add, update or change information contained in this Prospectus or in documents the Company has incorporated by reference. However, no Prospectus Supplement will offer a Security that is not described in this Prospectus.

Description of Common Shares

Our authorized share capital consists of an unlimited number of Common Shares. As of the date of this Prospectus, 23,904,125 Common Shares are issued and outstanding as fully paid and non-assessable shares.

The holders of Common Shares are entitled to receive notice of and attend and vote at all shareholder meetings. Each Common Share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of the Common Shares are also entitled to receive such dividends in any financial year as the Board may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive the remaining property and assets of the Company. No Common Shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights, and no provisions for redemption, retraction, purchase or cancellation, surrender, sinking fund or purchase fund. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the BCBCA and the articles of the Company.

Description of Warrants

General

This section describes the general terms that will apply to any Warrants for the purchase of Common Shares (the “Equity Warrants”), or for the purchase of debt securities (the “Debt Warrants”).

We may issue Warrants independently or together with other securities, and Warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent.

The Company will deliver an undertaking to the securities regulatory authority in each of the applicable provinces and territories of Canada that it will not distribute Warrants that, according to their terms as described in the applicable Prospectus Supplement, are “novel” specified derivatives within the meaning of Canadian securities legislation, separately to any member of the public in Canada, unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless such Prospectus Supplement containing the specific terms of the Warrants to be distributed separately is first approved by or on behalf of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the Warrants will be distributed.

This summary of some of the provisions of the Warrants is not complete. The statements made in this Prospectus relating to any warrant agreement and warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. You should refer to the warrant indenture or warrant agency agreement relating to the specific Warrants being offered for the complete terms of the Warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering or Warrants will be filed by the Company with the securities regulatory authorities in the applicable Canadian offering jurisdictions after we have entered into it, and will be available electronically on SEDAR+ at www.sedarplus.ca.

The applicable Prospectus Supplement relating to any Warrants that we offer will describe the particular terms of those Warrants and include specific terms relating to the offering.

Original purchasers of Warrants (if offered separately) will have a contractual right of rescission against us in respect of the exercise of such Warrant. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities acquired upon exercise of the Warrant, the total of the amount paid on original purchase of the Warrant and the amount paid upon exercise, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of the Warrant under the applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the Warrant under the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

In an offering of Warrants, or other convertible securities, original purchasers are cautioned that the statutory right of action for damages for a misrepresentation contained in the Prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the Warrants, or other convertible securities, are offered to the public under the Prospectus offering. This means that, under the securities legislation of each of the provinces and territories of Canada, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces or territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights, or consult with a legal advisor.

Equity Warrants

The particular terms of each issue of Equity Warrants will be described in the applicable Prospectus Supplement. This description will include, where applicable:

●	the designation and aggregate number of Equity Warrants;

●	the price at which the Equity Warrants will be offered;

●	the currency or currencies in which the Equity Warrants will be offered;

●	the date on which the right to exercise the Equity Warrants will commence and the date on which the right will expire;

●	the number of Common Shares that may be purchased upon exercise of each Equity Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Equity Warrant;

●	the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of shares that may be purchased, (ii) the exercise price per share or (iii) the expiry of the Equity Warrants;

●	whether we will issue fractional shares;

●	whether we have applied to list the Equity Warrants or the underlying shares on a stock exchange;

●	the designation and terms of any securities with which the Equity Warrants will be offered, if any, and the number of the Equity Warrants that will be offered with each security;

●	the date or dates, if any, on or after which the Equity Warrants and the related securities will be transferable separately;

●	whether the Equity Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

●	material Canadian federal income tax consequences of owning the Equity Warrants;

●	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Equity Warrants; and

●	any other material terms or conditions of the Equity Warrants.

Debt Warrants

The particular terms of each issue of Debt Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

●	the designation and aggregate number of Debt Warrants; the price at which the Debt Warrants will be offered;

●	the currency or currencies in which the Debt Warrants will be offered;

●	the designation and terms of any securities with which the Debt Warrants are being offered, if any, and the number of the Debt Warrants that will be offered with each security;

●	the date or dates, if any, on or after which the Debt Warrants and the related securities will be transferable separately;

●	the principal amount and designation of Debt Securities that may be purchased upon exercise of each Debt Warrant and the price at which and currency or currencies in which that principal amount of Debt Securities may be purchased upon exercise of each Debt Warrant;

●	the date on which the right to exercise the Debt Warrants will commence and the date on which the right will expire;

●	the minimum or maximum amount of Debt Warrants that may be exercised at any one time;

●	whether the Debt Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions;

●	material Canadian federal income tax consequences of owning the Debt Warrants;

●	whether we have applied to list the Debt Warrants or the underlying Debt Securities on an exchange;

●	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Debt Warrants; and

●	any other material terms or conditions of the Debt Warrants.

Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the securities subject to the Warrants.

Description of Subscription Receipts

We may issue Subscription Receipts separately or in combination with one or more other Securities, which will entitle holders thereof to receive, upon satisfaction of certain release conditions (the “Release Conditions”) and for no additional consideration, Common Shares, Warrants, Depositary Shares, Debt Securities or any combination thereof. Subscription Receipts will be issued pursuant to one or more Subscription Receipt agreements (each, a “Subscription Receipt Agreement”), the material terms of which will be described in the applicable Prospectus Supplement, each to be entered into between the Company and an escrow agent (the “Escrow Agent”) that will be named in the relevant Prospectus Supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any

Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the subscription receipts sold to or through such underwriter or agent.

The following description sets forth certain general terms and provisions of Subscription Receipts that may be issued hereunder and is not intended to be complete. The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement. Prospective investors should refer to the Subscription Receipt Agreement relating to the specific Subscription Receipts being offered for the complete terms of the Subscription Receipts. We will file a copy of any Subscription Receipt Agreement relating to an offering of Subscription Receipts with the applicable securities regulatory authorities in Canada after it has been entered into it.

General

The Prospectus Supplement and the Subscription Receipt Agreement for any Subscription Receipts that we may offer will describe the specific terms of the Subscription Receipts offered. This description may include, but may not be limited to, any of the following, if applicable:

●	the designation and aggregate number of Subscription Receipts being offered;

●	the price at which the Subscription Receipts will be offered;

●	the designation, number and terms of the Common Shares, Warrants, Depositary Shares and/or Debt Securities to be received by the holders of Subscription Receipts upon satisfaction of the Release Conditions, and any procedures that will result in the adjustment of those numbers;

●	the Release Conditions that must be met in order for holders of Subscription Receipts to receive, for no additional consideration, the Common Shares, Warrants, Depositary Shares and/or Debt Securities;

●	the procedures for the issuance and delivery of the Common Shares, Warrants, Depositary Shares and/or Debt Securities to holders of Subscription Receipts upon satisfaction of the Release Conditions;

●	whether any payments will be made to holders of Subscription Receipts upon delivery of the Common Shares, Warrants, Depositary Shares and/or Debt Securities upon satisfaction of the Release Conditions;

●	the identity of the Escrow Agent;

●	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

●	the terms and conditions pursuant to which the Escrow Agent will hold the Common Shares, Warrants, Depositary Shares and/or Debt Securities pending satisfaction of the Release Conditions;

●	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;

●	if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the Subscription Receipts;

●	procedures for the refund by the Escrow Agent to holders of Subscription Receipts of all or a portion of the subscription price of their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

●	any contractual right of rescission to be granted to initial purchasers of Subscription Receipts in the event that this Prospectus, the Prospectus Supplement under which such Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;

●	any entitlement of the Company to purchase the Subscription Receipts in the open market by private agreement or otherwise;

●	whether we will issue the Subscription Receipts as global securities and, if so, the identity of the depository for the global securities;

●	whether we will issue the Subscription Receipts as unregistered bearer securities, as registered securities or both;

●	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of the Subscription Receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, Warrants, Depositary Shares or other securities of the Company, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

●	whether we will apply to list the Subscription Receipts on any exchange;

●	material Canadian federal income tax consequences of owning the Subscription Receipts; and

●	any other material terms or conditions of the Subscription Receipts.

Original purchasers of Subscription Receipts will have a contractual right of rescission against the Company in respect of the conversion of the Subscription Receipts. The contractual right of rescission will entitle such original purchasers to receive the total of the amount paid on original purchase of the Subscription Receipts and the amount paid upon conversion of the Subscription Receipts (if any) upon surrender of the underlying Securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion takes place within 180 days of the date of the purchase of the Subscription Receipts under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the Subscription Receipts under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

The holders of Subscription Receipts will not be, and will not have the rights of, shareholders of the Company. Holders of Subscription Receipts are entitled only to receive Common Shares, Warrants, Depositary Shares and/or Debt Securities on exchange of their Subscription Receipts, plus any cash payments, if any, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied. If the Release Conditions are not satisfied, holders of subscription receipts shall be entitled to a refund of all or a portion of the subscription price therefor and their pro rata share of interest earned or income generated thereon, if provided for in the Subscription Receipt Agreement, all as provided in the Subscription Receipt Agreement.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts, plus their pro-rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement. Common Shares, Warrants, Depositary Shares and or Debt Securities may be held in escrow by the Escrow Agent and will be released to the holders of Subscription Receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription Receipts at a meeting of such holders or consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

The Subscription Receipt Agreement will also specify that we may amend any Subscription Receipt Agreement and the Subscription Receipts without the consent of the holders of the Subscription Receipts to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not materially and adversely affect the interests of the holders of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

Description of Units

The Company may issue Units, which may consist of one or more of Common Shares, Warrants, Depositary Shares or any other security specified in the relevant Prospectus Supplement. Each Unit will be issued so that the holder of the Unit is also the holder of each of the Securities included in the Unit. In addition, the relevant Prospectus Supplement relating to an offering of Units will describe all material terms of any Units offered, including, as applicable:

●	the designation and aggregate number of Units being offered;

●	the price at which the Units will be offered;

●	the designation, number and terms of the securities comprising the Units and any agreement governing the Units;

●	the date or dates, if any, on or after which the securities comprising the Units will be transferable separately; whether we will apply to list the Units or any of the individual securities comprising the Units on any exchange;

●	material Canadian income tax consequences of owning the Units, including, how the purchase price paid for the Units will be allocated among the securities comprising the Units; and

●	any other material terms or conditions of the Units.

Description of Common Shares Represented by Depositary Shares

DEPOSITARY SHARES WILL NOT BE OFFERED OR SOLD IN CANADA.

The following is a brief summary of certain general terms and provisions of the Depositary Shares that may represent Common Shares offered pursuant to this Prospectus. This summary does not purport to be complete. The particular terms and provisions of the Depositary Shares as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Depositary Shares, and the extent to which the general terms and provisions described below may apply to such Depositary Shares will be described in the applicable Prospectus Supplement. The following description is subject to the detailed provisions of the applicable Deposit Agreement (as defined herein). To the extent that any particular terms of the Depositary Shares or the Deposit Agreement described in a Prospectus Supplement differ from any of the terms described below, then the terms described below will be deemed to have been superseded by that Prospectus Supplement relating to such Depositary Shares.

We may, at our option, elect to offer Depositary Shares, including American depositary shares, that represent either a whole Common Share, multiple Common Shares or a fraction of a Common Share as more fully described below. Investors may hold American Depositary Shares either: (A) directly (i) by having an American Depositary Receipt (an “ADR”), which is a certificate evidencing a specific number of American Depositary Shares, registered in the investors name; or (ii) by having uncertificated American Depositary Shares registered in the investors name; or (B) indirectly by holding a security entitlement in American Depositary Shares through a broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC.

Any Common Share(s) (or fractional Common Shares) represented by Depositary Shares will be deposited under one or more deposit agreements (the “Deposit Agreement”) among us, a depositary to be named in the applicable Prospectus Supplement, and the holders and beneficial owners from time to time of Depositary Shares issued thereunder. Subject to the terms of the applicable Deposit Agreement, each registered holder of a Depositary Share will be entitled, in proportion to the applicable multiple or fraction of a Common Share represented by the Depositary Shares, to certain contractual rights with respect to the Common Shares represented thereby (including, as applicable, dividend, voting, redemption, subscription and liquidation rights).

Immediately following our issuance of Common Shares that will be offered as Depositary Shares, we will deposit the Common Shares with the depositary.

Dividends and other Distributions

The depositary will distribute all cash dividends or other cash distributions received in respect of the Common Shares to the record holders of the Depositary Shares relating to the Common Shares in proportion to the number of the Depositary Shares owned by those holders.

In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto in proportion to the number of Depositary Shares owned by those holders, unless the depositary determines that the distribution cannot be made proportionately among those holders or that it is not feasible to make the distributions, in which case the depositary may adopt any method as it deems equitable and practicable for the purpose of effecting the distribution, including the sale (at public or private sale) of the securities or property thus received, or any part thereof, at the place or places and upon those terms as it may deem proper. The amount distributed in any of the foregoing cases will be reduced by any amounts required to be withheld by us or the depositary on account of taxes or other governmental charges and the amount of fees payable to the depositary for making the distribution. To the extent there is insufficient distributable cash and the depositary is unable to otherwise collect a fee from holders of Depositary Shares and does not waive that fee, it will use reasonable efforts to sell a portion of any securities to be distributed to holders of Depositary Shares that are obligated to pay that fee and apply the net proceeds of sale to pay that fee.

Redemption of Depositary Shares

If any Common Shares underlying the Depositary Shares are subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the depositary resulting from any redemption, in whole or in part, of the Common Shares held by the depositary. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to the Common Shares. If we redeem Common Shares held by the depositary, the depositary will redeem as of the same redemption date the number of Depositary Shares representing the Common Shares so redeemed. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or substantially equivalent method determined by the depositary.

After the date fixed for redemption, the Depositary Shares so called for redemption, all rights of the holders of those Depositary Shares will cease, except the right to receive the monies payable upon redemption and any money or other property to which the holders of the Depositary Shares were entitled upon such redemption, upon surrender to the depositary of those Depositary Shares. Applicable fees of the depositary and any applicable taxes will be deducted from the payments surrendering holders will receive.

Voting Rights

Upon receipt of notice of any meeting at which the holders of any Common Shares are entitled to vote, the depositary will, if requested in writing by the Company, mail the information contained in the notice of meeting and any related materials to the record holders of the Depositary Shares relating to the Common Shares as of a record date set by the depositary. Each record holder of the Depositary Shares as of that record date will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the number of Common Shares represented by that holder’s Depositary Shares. The depositary will endeavor, insofar as practicable, to vote or cause to be voted the number of Common Shares represented by the Depositary Shares in accordance with the instructions, provided the instruction is received by a cut-off date established by the depositary, and we will agree to take all reasonable action that may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will abstain from voting the Common Shares to the extent it does not receive specific instructions from the holders of Depositary Shares representing the Common Shares. If the Company does not instruct the depositary to solicit voting instructions, registered holders of Depositary Shares may still send instructions and the depositary may endeavor to carry out those instructions, but it is not required to do so.

Withdrawal

Holders of Depositary Shares may surrender their Depositary Shares for the purpose of withdrawal at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the Common Shares underlying the Depositary Shares to the holder of Depositary Shares or a person the holder designates at the office of the custodian. If ADRs delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of the related Common Shares to be withdrawn, the depositary will deliver to the holder or upon his or her order at the same time the excess number of Depositary Shares.

Charges of Depositary

We will pay all transfer and other taxes and the governmental charges arising solely from the existence of the depositary arrangements. We will pay the charges of the depositary in connection with the initial deposit of the related Common Shares and the initial issuance of the offered Depositary Shares. Holders of Depositary Shares will pay transfer and other taxes and governmental charges and all other fees and charges as are expressly provided in the deposit agreement to be for their accounts.

Miscellaneous

If requested by the Company, the depositary will forward to the holders of Depositary Shares reports and communications from the Company that are delivered to the depositary. The depositary’s office location will be identified in the applicable Prospectus Supplement. Unless otherwise set forth in the applicable Prospectus Supplement, the depositary will act as transfer agent and registrar for Depositary Shares.

Prospective purchasers of Depositary Shares should be aware that certain tax, accounting and other considerations may be applicable to instruments such as Depositary Shares. The applicable Prospectus Supplement will describe such considerations, to the extent they are material, as they apply generally to purchasers of such Depositary Shares.

Description of Debt Securities

In this section describing the Debt Securities, the term “Company” refers only to Deep Sea Minerals Corp. without its subsidiaries.

The following description of the terms of Debt Securities sets forth certain general terms and provisions of Debt Securities in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Debt Securities offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Debt Securities. Prospective investors should rely on information in the applicable Prospectus Supplement if it is different from the following information.

Debt Securities may be offered separately or in combination with one or more other securities of the Company. The Company may, from time to time, issue Debt Securities and incur additional indebtedness other than through the issue of Debt Securities pursuant to this Prospectus.

The Debt Securities will be issued under one or more indentures (each, a “Trust Indenture”), in each case between the Company and a financial institution or trust company organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee (each, a “Trustee”).

The following description sets forth certain general terms and provisions of the Debt Securities and is not intended to be complete. The particular terms and provisions of the Debt Securities and a description of how the general terms and provisions described below may apply to the Debt Securities will be included in the applicable Prospectus Supplement. The following description is subject to the detailed provisions of the applicable Trust Indenture. Accordingly, reference should also be made to the applicable Trust Indenture, a copy of which will be filed by the Company with the securities commissions or similar regulatory authorities in applicable Canadian offering jurisdictions, after it has been entered into, and will be available electronically at www.sedarplus.ca.

General

The applicable Trust Indenture will not limit the aggregate principal amount of Debt Securities that may be issued under such Trust Indenture and will not limit the amount of other indebtedness that the Company may incur. The applicable Trust Indenture will provide that the Company may issue Debt Securities from time to time in one or more series and may be denominated and payable in any currency. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be unsecured obligations of the Company.

The Company may specify a maximum aggregate principal amount for the Debt Securities of any series and, unless otherwise provided in the applicable Prospectus Supplement, a series of Debt Securities may be reopened for issuance of additional Debt Securities of such series. The applicable Trust Indenture will also permit the Company to increase the principal amount of any series of the Debt Securities previously issued and to issue that increased principal amount.

Any Prospectus Supplement for Debt Securities supplementing this Prospectus will contain the specific terms and other information with respect to the Debt Securities being offered thereby, including, but not limited to, the following:

▪	the designation, aggregate principal amount and authorized denominations of such Debt Securities; the interest rate at which the Debt Securities will be issued;

▪	whether payment on the Debt Securities will be senior or subordinated to other liabilities or obligations of the Company;

▪	whether the payment of the Debt Securities will be guaranteed by any other person;

▪	the date or dates, or the methods by which such dates will be determined or extended, on which the Company may issue the Debt Securities and the date or dates, or the methods by which such dates will be determined or extended, on which the Company will pay the principal and any premium on the Debt Securities and the portion (if less than the principal amount) of Debt Securities to be payable upon a declaration of acceleration of maturity;

▪	whether the Debt Securities will bear interest, the interest rate (whether fixed or variable) or the method of determining the interest rate, the date from which interest will accrue, the dates on which the Company will pay interest and the record dates for interest payments, or the methods by which such dates will be determined or extended;

▪	the place or places the Company will pay principal, premium, if any, and interest, if any, and the place or places where Debt Securities can be presented for registration of transfer or exchange;

▪	whether and under what circumstances the Company will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the Debt Securities, and whether and on what terms the Company will have the option to redeem the Debt Securities rather than pay the additional amounts; whether the Company will be obligated to redeem or repurchase the Debt Securities pursuant to any sinking or purchase fund or other provisions, or at the option of a holder, and the terms and conditions of such redemption;

▪	whether the Company may redeem the Debt Securities at its option and the terms and conditions of any such redemption;

▪	the denominations in which the Company will issue any registered and unregistered Debt Securities;

▪	the currency or currency units for which Debt Securities may be purchased and the currency or currency units in which the principal and any interest is payable (in either case, if other than Canadian dollars) or if payments on the Debt Securities will be made by delivery of Common Shares or other property;

▪	whether payments on the Debt Securities will be payable with reference to any index or formula;

▪	if applicable, the ability of the Company to satisfy all or a portion of any redemption of the Debt Securities, any payment of any interest on such Debt Securities or any repayment of the principal owing upon the maturity of such Debt Securities through the issuance of securities of the Company or of any other entity, and any restriction(s) on the persons to whom such securities may be issued;

▪	whether the Debt Securities will be issued as global securities (defined below) and, if so, the identity of the depositary for the global securities;

▪	whether the Debt Securities will be issued as unregistered securities (with or without coupons), registered securities or both;

▪	the periods within which and the terms and conditions, if any, upon which the Company may redeem the Debt Securities prior to maturity and the price or prices of which, and the currency or currency units in which, the Debt Securities are payable;

▪	any events of default or covenants applicable to the Debt Securities;

▪	any terms under which Debt Securities may be defeased, whether at or prior to maturity; whether the holders of any series of Debt Securities have special rights if specified events occur; any mandatory or optional redemption or sinking fund or analogous provisions;

▪	the terms, if any, for any conversion or exchange of the Debt Securities for any other securities; rights, if any, on a change of control;

▪	provisions as to modification, amendment or variation of any rights or terms attaching to the Debt Securities; the Trustee under the Trust Indenture pursuant to which the Debt Securities are to be issued;

▪	whether the Company will undertake to list the Debt Securities of the series on any securities exchange or automated interdealer quotation system; and

▪	any other terms, conditions, rights and preferences (or limitations on such rights and preferences) including covenants and events of default which apply solely to a particular series of the Debt Securities being offered which do not apply generally to other Debt Securities, or any covenants or events of default generally applicable to the Debt Securities which do not apply to a particular series of the Debt Securities.

The Company reserves the right to include in a Prospectus Supplement specific terms pertaining to the Debt Securities which are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Debt Securities described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Debt Securities.

Unless stated otherwise in the applicable Prospectus Supplement, no holder of Debt Securities will have the right to require the Company to repurchase the Debt Securities and there will be no increase in the interest rate if the Company becomes involved in a highly leveraged transaction or has a change of control.

The Company may issue Debt Securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these securities at a discount below their stated principal amount. The Company may also sell any of the Debt Securities for a foreign currency or currency unit, and payments on the Debt Securities may be payable in a foreign currency or currency unit. In any of these cases, the Company will describe certain Canadian federal income tax consequences and other special considerations in the applicable Prospectus Supplement.

Unless otherwise indicated in the applicable Prospectus Supplement, the Company may issue Debt Securities with terms different from those of Debt Securities previously issued and, without the consent of the holders thereof, reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series.

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable Prospectus Supplement, the Debt Securities will be direct unsecured obligations of the Company. The Debt Securities will be senior or subordinated indebtedness of the Company as described in the applicable Prospectus Supplement. If the Debt Securities are senior indebtedness, they will rank equally and ratably with all other unsecured indebtedness of the Company from time to time issued and outstanding which is not subordinated. If the Debt Securities are subordinated indebtedness, they will be subordinated to senior indebtedness of the Company as described in the applicable Prospectus Supplement, and they will rank equally and ratably with other subordinated indebtedness of the Company from time to time issued and outstanding as described in the applicable Prospectus Supplement. The Company reserves the right to specify in a Prospectus Supplement whether a particular series of subordinated Debt Securities is subordinated to any other series of subordinated Debt Securities.

The board of directors may establish the extent and manner, if any, to which payment on or in respect of a series of Debt Securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.

Registration of Debt Securities

Debt Securities in Book Entry Form

Unless otherwise indicated in an applicable Prospectus Supplement, Debt Securities of any series may be issued in whole or in part in the form of one or more global securities (”Global Securities”) registered in the name of a designated clearing agency (a “Depositary”) or its nominee and held by or on behalf of the Depositary in accordance with the terms of the applicable Trust Indenture. The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will, to the extent not described herein, be described in the Prospectus Supplement relating to such series. The Company anticipates that the provisions described in this section will apply to all depositary arrangements.

Upon the issuance of a Global Security, the Depositary or its nominee will credit, in its book-entry and registration system, the respective principal amounts of the Debt Securities represented by the Global Security to the accounts of such participants that have accounts with the Depositary or its nominee (”Participants”). Such accounts are typically designated by the underwriters, dealers or agents participating in the distribution of the Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold beneficial interests through Participants. With respect to the interests of Participants, ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through records maintained by the Depositary or its nominee. With respect to the interests of persons other than Participants, ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through records maintained by Participants or persons that hold through Participants.

So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Trust Indenture and payments of principal, premium, if any, and interest, if any, on the Debt Securities represented by a Global Security will be made by the Company to the Depositary or its nominee. The Company expects that the Depositary or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit Participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of such Depositary or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in a Global Security held through such Participants will be governed by standing instructions and customary practices and will be the responsibility of such Participants.

Conveyance of notices and other communications by the Depositary to direct Participants, by direct Participants to indirect Participants and by direct and indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of Debt Securities may wish to take certain steps to augment transmission to them of notices of significant events with respect to the Debt Securities, such as redemptions, tenders, defaults and proposed amendments to the Trust Indenture.

Owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in certificated non-book-entry form, and will not be considered the owners or holders thereof under the applicable Trust Indenture, and the ability of a holder to pledge a debt security or otherwise take action with respect to such holder’s interest in a debt security (other than through a Participant) may be limited due to the lack of a physical certificate.

No Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless: (i) the Depositary is no longer willing or able to discharge properly its responsibilities as depositary and the Company is unable to locate a qualified successor; (ii) the Company at its option elects, or is required by law, to terminate the book-entry system through the Depositary or the book-entry system ceases to exist; or (iii) if provided for in the Trust Indenture, after the occurrence of an event of default thereunder (provided the Trustee has not waived the event of default in accordance with the terms of the Trust Indenture), Participants acting on behalf of beneficial holders representing, in aggregate, a threshold percentage of the aggregate principal amount of the Debt Securities then outstanding advise the Depositary in writing that the continuation of a book-entry system through the Depositary is no longer in their best interest.

If one of the foregoing events occurs, such Global Security shall be exchanged for certificated non-book-entry Debt Securities of the same series in an aggregate principal amount equal to the principal amount of such Global Security and registered in such names and denominations as the Depositary may direct.

The Company, any underwriters, dealers or agents and any Trustee identified in an accompanying Prospectus Supplement, as applicable, will not have any liability or responsibility for (i) records maintained by the Depositary relating to beneficial ownership interests in the Debt Securities held by the Depositary or the book-entry accounts maintained by the Depositary, (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interests, or (iii) any advice or representation made by or with respect to the Depositary and contained in this Prospectus or in any Prospectus Supplement or Trust Indenture with respect to the rules and regulations of the Depositary or at the direction of Depositary Participants.

Unless otherwise stated in the applicable Prospectus Supplement, CDS Clearing and Depository Services Inc. or its successor will act as Depositary for any Debt Securities represented by a Global Security.

Debt Securities in Certificated Form

A series of the Debt Securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Unless otherwise indicated in the applicable Prospectus Supplement, unregistered securities will have interest coupons attached.

In the event that the Debt Securities are issued in certificated non-book-entry form, and unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest, if any, on the Debt Securities (other than a Global Security) will be made at the office or agency of the Trustee or, at the option of the Company, by the Company by way of cheque mailed or delivered to the address of the person entitled at the address appearing in the security register of the Trustee or electronic funds wire or other transmission to an account of the person entitled to receive such payments. Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest, if any, will be made to the persons in whose name the Debt Securities are registered at the close of business on the day or days specified by the Company.

At the option of the holder of Debt Securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount and tenor. If, but only if, provided in an applicable Prospectus Supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Trust Indenture. Unless otherwise specified in an applicable Prospectus Supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable Prospectus Supplement may indicate the places to register a transfer of the Debt Securities in definitive form. Except for certain restrictions to be set forth in the Trust Indenture, no service charge will be payable by the holder for any registration of transfer or exchange of the Debt Securities in definitive form, but the Company may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

PLAN OF DISTRIBUTION

We may issue our securities offered by this Prospectus for cash or other consideration (i) to or through underwriters, dealers, placement agents or other intermediaries, (ii) directly to one or more purchasers or (iii) in connection with acquisitions of assets or shares or another entity or company. The consideration for an acquisition of assets or shares of another entity or company may consist of any of the Securities covered hereby separately, a combination of such securities, or any combination of, among other things, securities, cash or the assumption of liabilities.

Each Prospectus Supplement with respect to the Securities being offered will set forth the terms of the offering, including:

●	the name or names of any underwriters, dealers or other placement agents;

●	the number and the purchase price of, and form of consideration for, the Securities; any proceeds to the Company from such sale; and

●	any commissions, fees, discounts and

●	other items constituting underwriters’, dealers’ or agents’ compensation.

The Securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices, including sales in transactions that are deemed to be ATM Distributions, including sales made directly on the CSE or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered by that Prospectus Supplement.

Unless otherwise specified in a Prospectus Supplement, there is no market through which the Company’s Warrants or Subscription Receipts may be sold and you may not be able to resell any such Securities purchased under this Prospectus or any Prospectus Supplement. Unless otherwise specified in the applicable Prospectus Supplement, the Securities (excluding any Common Shares) will not be listed on any securities exchange. This may affect the pricing of such Securities on the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. See “Risk Factors”.

Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of the Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

No underwriter, dealer or agent involved in an ATM Distribution, no affiliate of such underwriter, dealer or agent and no person acting jointly or in concert with such underwriter, dealer or agent has over-allotted, or will over allot, our Securities in connection with an ATM Distribution of our Securities or effect any other transactions that are intended to stabilize the market price of our Securities during an ATM Distribution. In connection with any offering of our Securities other than in an ATM Distribution, the underwriters, dealers and agents may over-allot or effect transactions which stabilize or maintain the market price of our Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. A purchaser who acquires Securities forming part of an over-allocation position acquires those Securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the overallotment option or secondary market purchases.

Depositary Shares will not be offered or sold in Canada.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to investors described therein of acquiring, owning and disposing of any of our securities offered thereunder. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

PROMOTER

Except as disclosed below, to the knowledge of the Board, management is not aware of any person or company who could currently be or would have been within the two (2) years immediately preceding the date of this Prospectus characterized as a promoter for the Company or a subsidiary of the Company.

James A. Deckelman, Chief Executive Officer of the Company, may be considered a promoter of the Company within the meaning of applicable securities legislation. Mr. Deckelman beneficially owns, or controls or directs, directly or indirectly, 500,000 Options (on a post-Share Split basis) of the Company, each entitling Mr. Deckelman to acquire one Common Share at an exercise price of $0.495 (on a post-Share Split basis) until February 1, 2031, and 400,000 RSUs, collectively representing 1.88% of the issued and outstanding Common Shares as of the date hereof, calculated on a partially-diluted basis. The Company granted such Options to Mr. Deckelman pursuant to the Company’s 10% “rolling” stock option plan dated for reference March 23, 2023, which was approved for adoption by shareholders at the Company’s annual general meeting held on August 20, 2024, in connection with the services he provides the Company as Chief Executive Officer. Other than the Options granted to Mr. Deckelman described above, within the two (2) years immediately preceding the date of this Prospectus, no promoters have received any value from the Company nor has the Company acquired any assets from a promoter.

EXEMPTIONS UNDER SECURITIES LAWS

The Company has applied for an exemption pursuant to Section 11.1 of NI 44-102 requesting relief in the Province of British Columbia from the requirement under Section 6.3(1)3 of NI 44-102 to include a prospectus certificate signed by each agent or underwriter who, with respect to the offering of Securities under this Prospectus, is in a contractual relationship with the Company to the extent that such party is not a registered dealer in any Canadian jurisdiction and is acting in its capacity as agent or underwriter solely outside of Canada (a “Foreign Dealer”) with respect to an offering of Securities to non-Canadian resident purchasers only, where there is no concurrent public offering of securities made in Canada or to residents of Canada (a “Foreign Offering”). The issuance of a receipt for this Prospectus will evidence the granting of the requested relief in the Province of British Columbia only with respect to this Prospectus and any Prospectus Supplement for a Foreign Offering.

The application of the exemptive relief to a Foreign Offering will be subject to the following conditions being fulfilled: (i) there will be no distribution of securities under the applicable Prospectus Supplement to purchasers resident in Canada in connection with such Foreign Offering; (ii) there will be no solicitations or advertising activities undertaken in Canada in furtherance of the aforementioned distributions; (iii) neither the Company nor any person in a contractual relationship with the Company will engage in any underwriting activities in Canada in connection with such Foreign Offering which would trigger dealer or underwriter registration requirements under applicable Canadian securities laws; and (iv) distributions under such Foreign Offering will be completed in compliance with the applicable securities laws of the jurisdiction in which the purchasers are resident by or through a Foreign Dealer registered in such jurisdiction. No application for exemptive relief was sought in any other jurisdiction of Canada, as the Company is of the position that there would be no distribution of Securities for purposes of applicable securities laws in those other jurisdictions in connection with a Foreign Offering.

The Company has also applied to the Autorité des marchés financiers (“AMF”) for exemptive relief from the requirement that this Prospectus as well as the documents incorporated by reference herein and any applicable Prospectus Supplement and the documents incorporated by reference therein to be filed in relation to an ATM Distribution be filed with the AMF in the French language. This exemptive relief, if granted, is expected to be on the condition that this Prospectus, any applicable Prospectus Supplement and the documents incorporated by reference herein and therein be filed with the AMF in the French language if the Company offers Securities to Québec purchasers in connection with an offering other than in relation to an ATM Distribution.

RISK FACTORS

Investing in our Securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially and adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, each of which could cause purchasers of our securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. You should also refer to the other information set forth or incorporated by reference in this Prospectus or any applicable Prospectus Supplement, including our AIF, annual and interim financial statements, and the related notes, as well as our Annual MD&A and Interim MD&A. A prospective investor should carefully consider the risk factors set out below along with the other matters set out or incorporated by reference in this Prospectus.

Risks Related to the Securities

There is no guarantee that the Securities will earn any positive return in the short term or long term.

A holding of Securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company from the sale of Securities under this Prospectus and future Prospectus Supplements.

The Company intends to use the proceeds from any offering of Securities as described under “Use of Proceeds” herein and as set forth in the applicable Prospectus Supplement relating to that offering. However, the aggregate amount of net proceeds to be received by the Company pursuant to any offering of Securities is uncertain and management of the Company will have broad discretion in the application of the net proceeds of the offering as well of the timing of their expenditures. Because of the number and variability of factors that will determine the Company’s use of proceeds of an offering of the Securities, the Company’s ultimate use might vary substantially from that described in “Use of Proceeds” herein or in the applicable Prospectus Supplement if the Company believes it would be in the best interests to do so at the time such proceeds are received. Accordingly, a purchaser of Securities will have to rely upon the judgment of management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Management may spend a portion or all of the net proceeds from any offering of Securities in ways that the Company’s shareholders may not desire, that may not yield a favourable return and that may not improve the Company’s results of operations or increase the value of the Common Shares or its other Securities issued and outstanding from time to time. Pending their use, the Company may invest the net proceeds from any offering of Securities in a manner that does not produce income or that loses value. The results and effectiveness of the application of the net proceeds are uncertain. The failure by management to apply such funds effectively could have a material adverse effect on the Company’s business, prospects, financial condition and results of operations.

Operating losses.

The Company has incurred net losses since inception. The Company provides no assurance that it can become profitable or avoid net losses in the future or that there will be any earnings or revenue for any future quarterly or other periods. The Company expects that its operating expenses will increase as it grows its business, including expending substantial resources for research and development and marketing. As a result, any decrease or delay in generating revenues could result in material operating losses.

Negative cash flow from operations.

During the financial year ended December 31, 2025, and three months ended March 31, 2026, the Company had negative operating cash flow because its revenues did not exceed its operating expenses. In addition, as a result of the Company’s business plans for the development of its services, the Company expects cash flow from operations to be negative until revenues improve to offset its operating expenditures. The Company ’s cash flow from operations may be affected in the future by expenditures incurred by the Company to continue to develop its products and services. See “Use of Proceeds”.

The Company may sell additional Common Shares or other Securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other Securities to finance future acquisitions.

The Company cannot predict the size or nature of future sales or issuances of Securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other Securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other Securities that are convertible or exchangeable into Common Shares, investors may suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of the Company’s stock options or other convertible securities convert or exercise their Securities and sell the Common Shares they receive, the trading price of the Common Shares may decrease due to the additional amount of Common Shares available in the market.

Volatile market price of the Common Shares of the Company.

The market price of the Common Shares cannot be predicted and has been and may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to: the Company’s operating results failing to meet expectations of securities analysts or investors in any period; downward revision in securities analysts’ estimates; adverse changes in general market conditions or competitive, regulatory or economic trends; adverse changes in the economic performance or market valuations of companies in the industry in which the Company operates; acquisitions, dispositions, strategic partnerships, joint ventures; capital commitments or other material public announcements by the Company or its competitors or government and regulatory authorities; operating and share price performance of the companies that investors deem comparable to the Company; addition or departure of the Company’s executive officers and other key personnel; and a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets have at times historically experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue or arise, the Company’s operations may be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

No dividends.

The Company has not paid any cash dividends on its Common Shares to date and the terms of its existing debt preclude the Company from paying any dividends without the prior written consent of the Company’s lender. As a result, the Company currently intends to retain its future earnings, if any, to fund the development growth of its businesses. In addition, the terms of any future debt or credit facility may also preclude the Company from paying any dividends unless certain consents are obtained and certain conditions are met.

Limited market for Securities.

The Common Shares of the Company are currently listed on the CSE; however, there can be no assurance that an active and liquid market for the Common Shares will be maintained. An investor may find it difficult to resell Securities of the Company.

There is currently no market through which the Securities, other than the Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, none of the Debt Securities, Warrants, Subscription Receipts. Depositary Shares or Units will be listed on any securities or stock exchange. As a consequence, purchasers may not be able to resell the Debt Securities, Warrants, Subscription Receipts, Depositary Shares and Units purchased under this Prospectus and any Prospectus Supplement. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities and the extent of issuer regulation. There can be no assurance that an active trading market for the Securities, other than the Common Shares, will develop or, if developed, that any such market, including for the Common Shares, will be sustained.

As a foreign private issuer, the Company is subject to different United States securities laws and rules than a United States domestic issuer, which may limit the information publicly available to United States investors.

The Company is a “foreign private issuer” under applicable United States federal securities laws and, therefore, is not required to comply with all of the periodic disclosure and current reporting requirements of the U.S. Exchange Act and related rules and regulations. As a result, the Company does not file the same reports that a United States domestic issuer would file with the SEC, although it will be required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

The Company could lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company.

In order to maintain its current status as a foreign private issuer, 50% or more of the Company’s Common Shares must be directly or indirectly owned of record by non-residents of the United States unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under United States federal securities laws as a United States domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the MJDS. If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on United States domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

We have applied to list American Depositary Shares on Nasdaq.

The Company has applied list American Depositary Shares on Nasdaq. The listing of American Depositary Shares on Nasdaq is subject to the approval of Nasdaq and the satisfaction of all applicable listing criteria and requirements. No assurance can be given that such application will be approved or that such listings on the Nasdaq will be completed.

The listing of American Depositary Shares on Nasdaq is subject to the Company’s satisfaction of a number of conditions, including registration of the American Depositary Shares with the SEC and a determination by the Nasdaq Listing Qualifications Staff that the Company satisfies all applicable criteria for initial listing.

Investors are cautioned that although the Company has submitted an application to list its American Depositary Shares on Nasdaq, the successful completion of the Nasdaq listing process is subject to the Company’s receipt of certain regulatory approvals from Nasdaq and the SEC, and satisfaction of all applicable qualitative and quantitative criteria for initial listing on Nasdaq. There can be no assurance that a U.S. listing will be obtained. Furthermore, the Company believes that, if its American Depositary Shares are accepted for listing on Nasdaq and are registered with the SEC, its ongoing financial reporting, listing, compliance and insurance costs will increase as a result

The Company may be classified as a “passive foreign investment company” for U.S. federal income tax purposes, which would subject U.S. investors that hold the Common Shares to potentially significant adverse U.S. federal income tax consequences.

If the Company is classified as a PFIC for U.S. federal income tax purposes in any taxable year, U.S. investors holding the Common Shares generally will be subject, in that taxable year and all subsequent taxable years (whether or not the Company continued to be a PFIC), to certain adverse U.S. federal income tax consequences. The Company will be classified as a PFIC in respect of any taxable year in which, after taking into account its income and gross assets (including the income and assets of 25% or more owned subsidiaries), either (i) 75% or more of its gross income consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of its assets is attributable to “passive assets” (assets that produce or are held for the production of passive income). Because the Company’s PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of the Company’s assets and income, including the Company’s use of proceeds from offerings pursuant to this Prospectus, and the value of the Company’s assets (which may be determined, in part, by reference to the market value of Common Shares, which may be volatile) over the course of such taxable year, the Company may be a PFIC in any taxable year. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that the Company will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge the Company’s classification of certain income and assets as non-passive, which may result in the Company being or becoming a PFIC in the current or subsequent years.

If the Company is a PFIC for any year during a U.S. holder’s holding period, then such U.S. holder generally will be required to treat any gain realized upon a disposition of Common Shares, or any “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the U.S. holder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to its Common Shares. A U.S. holder who makes a QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. However, U.S. holders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. holders with information that such U.S. holders require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. holder wishes to make a QEF Election. Thus, U.S. holders may not be able to make a QEF Election with respect to their Common Shares. A U.S. holder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. Each U.S. holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

The Debt Securities may be unsecured and may rank equally in right of payment with all of our other future unsecured debt.

The Debt Securities may be unsecured and may rank equally in right of payment with all of our other existing and future unsecured debt. The Debt Securities may be effectively subordinated to all of the Company’s existing and future secured debt to the extent of the assets securing such debt. If the Company is involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including any Debt Securities that are unsecured. In that event, a holder of Debt Securities may not be able to recover any principal or interest due to it under the Debt Securities.

In addition, the collateral, if any, and all proceeds therefrom, securing any Debt Securities may be subject to higher priority liens in favor of other lenders and other secured parties which may mean that, at any time, any obligations that are secured by higher ranking liens that remain outstanding, actions that may be taken in respect of the collateral (including the ability to commence enforcement proceedings against the collateral and to control the conduct of such proceedings) may be at the direction of the holders of such indebtedness.

Holders of Depositary Shares may be subject to limitations on transfer of their Depositary Shares.

Depositary Shares will be transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of Depositary Shares generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We may amend the terms of any deposit agreement without consent from holders of Depositary Shares and, if such holders disagree with our amendments, their choices will be limited to selling the Depositary Shares or withdrawing the underlying Common Shares.

We may agree with the depositary to amend any deposit agreement without consent from holders of the applicable Depositary Shares. If an amendment increases fees to be charged to Depositary Share holders or prejudices a material right of Depositary Share holders, it will likely not become effective until 30 days after the depositary notifies Depositary Share holders of the amendment. At the time an amendment becomes effective, Depositary Share holders are considered, by continuing to hold their Depositary Shares, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of Depositary Shares do not agree with an amendment to the deposit agreement, their choices will be limited to selling the Depositary Shares or withdrawing the underlying Common Shares. No assurance can be given that a sale of Depositary Shares could be made at a price satisfactory to the holder in such circumstances.

Holders of Depositary Shares may not receive distributions on the Common Shares or any value for them if it is illegal or impractical to make them available to such holders.

The depositary of the Depositary Shares will agree to pay holders of Depositary Shares the cash dividends or other distributions it or the custodian for the Depositary Shares receives on Common Shares or other deposited securities after deducting its fees and expenses. Holders of Depositary Shares will receive these distributions in proportion to the number of our Common Shares that such Depositary Shares represent. However, the depositary will not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of Depositary Shares For example, it would be unlawful to make a distribution to a holder of Depositary Shares if it consists of securities that require registration under the U.S. Securities Act, but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary will not be responsible for making a distribution available to any holders of Depositary Shares if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We will have no obligation to take any other action to permit distributions on our Common Shares to holders of Depositary Shares. This means that holders of Depositary Shares may not receive the distributions we make on the Common Shares if it is illegal or impractical to make them available to such holders. These restrictions may materially reduce the value of the Depositary Shares.

If the Company fails to meet applicable listing requirements, the CSE may delist the Common Shares from trading, in which case, the liquidity and market price of the Common Shares could decline.

There is no assurance that the Company will be able to meet the continued listing standards of the CSE in the future. If the Company fails to comply with the applicable listing standards with respect to the Common Shares and the CSE delists the Common Shares, the Company and its shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for the Common Shares;

●	reduced liquidity for the Common Shares;

●	a limited amount of news about the Company and analyst coverage of the Company; and

●	a decreased ability for the Company to issue additional equity securities or obtain additional equity or debt financing in the future.

Future sales of the Common Shares by existing shareholders.

Sales of a substantial number of Common Shares in the public market could occur at any time following, or in connection with, the completion of an offering of Securities under this Prospectus. These sales, or the market perception that the holders of a large number of Common Shares intend to sell Common Shares, could reduce the market price of the Common Shares.

Forward-looking information and FOFI may prove inaccurate.

The forward-looking information and FOFI relating to, among other things, future results, performance, achievements, prospects or opportunities of the Company included in this Prospectus and the documents incorporated by reference herein, are based on opinions, assumptions and estimates made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct. Actual results of the Company in the future may vary significantly from historical and estimated results suggested in the forward-looking information and FOFI and those variations may be material or materially inaccurate. There is no representation by the Company that actual results achieved by the Company in the future will be the same, in whole or in part, as those suggested in the forward-looking information and FOFI included in this Prospectus and the documents incorporated by reference herein. See “Cautionary Note Regarding Forward-Looking Information”.

Risks Associated with the Business of the Company

Our business entails substantial risk.

An investment in the Company is highly speculative and involves a significant degree of risk. Marine mineral exploration projects inherently carry uncertainties regarding the quality and quantity of mineral resources, their economic viability, the prices that may be realized from the sale of deposits or extracted ore, the ability to obtain required operational permits, environmental and safety considerations, the effectiveness of extraction and processing technologies, the distribution of any resulting products, and the availability of financing for necessary equipment and infrastructure. For future projects where the Company may hold only a minority interest in the entity that owns the mining rights, additional risks may arise related to that entity’s ability to advance the project.

Our business is subject to numerous regulatory uncertainties which, if not resolved in our favor, would have a material adverse impact on our business.

On May 26, 2026, NOAA notified the Company that its application for an exploration license was determined to be in substantial compliance and identified a list of supplemental information required to bring the Company’s application into full compliance, including, among other things: (i) additional information regarding the Company’s financial capability, financing strategy, estimated exploration expenditures and financial responsibility; (ii) expanded descriptions of the Company’s proposed exploration program, including work plans, schedules, proposed exploration activities, technical development activities, and environmental monitoring; (iii) additional environmental information, including baseline information, monitoring methodologies and supporting information to facilitate NOAA’s environmental review; (iv) additional information regarding potential conflicts with other ocean uses and activities, including fisheries, navigation, submarine cables, scientific research activities and other seabed mineral interests; and (v) clarification of certain corporate, technical and administrative information supporting the application. On July 17, 2026, the Company submitted an amended application, which the Company believes fully addresses NOAA’s supplemental information requests. Although the Company currently believes its amended application is fully responsive to NOAA’s requests, there can be no assurance that NOAA will determine that the application is in full compliance in a timely manner or at all, that the Company will preserve its priority of right, or that NOAA will ultimately issue an exploration license on acceptable terms or at all.

Furthermore, the U.S. regulatory regime under DSHMRA has not yet been used for commercial production of seafloor polymetallic nodules and, to date, no commercial collection of nodules has occurred on the seafloor in international waters, which includes the CCZ. To date, NOAA has not issued a commercial recovery permit, and the legal framework, while established, has not yet been applied to the full lifecycle of a seabed mining project. Despite our application now under NOAA review, there can be no assurance that such review will lead to NOAA granting the Company an exploration license on a timely basis or at all, or on commercially viable terms and conditions, which would materially and negatively impact our business, financial condition, liquidity, results of operations and prospects. In addition, there is no assurance that we will be able to comply with, or obtain a waiver of, the requirement under DSHMRA that minerals be processed in the United States.

In addition, permitting under DSHMRA subjects the Company to a complex regulatory system in the United States, which we are in the initial stages of analyzing to determine applicability and how compliance will impact our future development plans and potential commercial operations. We will need to be in full compliance with U.S. environmental laws, and NOAA may deny a commercial recovery permit, if and when we apply for one, if it determines that significant adverse environmental effects cannot be adequately mitigated. The review and approval process will also be subject to a full environmental impact statement process under National Environmental Policy Act, as well as public comments and potential legal challenge in U.S. courts by third parties who can show that they are adversely affected or aggrieved by NOAA’s actions. Although the UAOCMR Order directs the Commerce Secretary to implement an expedited permitting process under DSHMRA, the timing of license or permit issuance remains uncertain while there are statutory guidelines as to timing, there are no mandatory deadlines under DSHMRA and actual review timelines will depend on the scope and outcome of NOAA’s assessment.

Success under the U.S. regulatory pathway will also require continued policy support from the U.S. executive branch and agencies such as NOAA and the United States Department of Commerce. Shifts in U.S. political priorities, legal interpretations, or agency leadership could adversely affect our ability to obtain and maintain required approvals or to rely on DSHMRA as a viable permitting pathway.

The interaction between the NOAA/DSHMRA and ISA regulatory regimes gives rise to material risks and uncertainties that could adversely affect our business.

The United States has not ratified UNCLOS or the 1994 Agreement and is not a member state of the ISA. As a result, the extent to which exploration licenses or commercial recovery permits granted by NOAA under DSHMRA will be recognized, accepted or enforceable under international law or by ISA member states, foreign governments, international courts or tribunals, commercial counterparties, insurers, lenders or end-market purchasers of minerals remains uncertain. Rights granted under the NOAA regime may be challenged on the basis that they lack international legal recognition or that they conflict with the ISA’s mandate to organize and control mineral-resources-related activities in international waters. The Company is not in a position to predict the merits or outcome of any such challenge. There is a risk of overlap between areas subject to licenses or permits granted under the NOAA regime and areas subject to exploration or exploitation contracts granted by the ISA, and there is significant uncertainty regarding how any such overlap or competing claim would be resolved. Any such conflict could give rise to legal, regulatory or geopolitical disputes involving the United States, ISA member states, ISA contractors or other parties, which could result in challenges to the validity or enforceability of our mineral rights, restrictions on our ability to conduct exploration or commercial recovery activities, interference with our offshore operations, difficulty in securing offtake agreements, financing, insurance or qualified contractors, or reputational harm. Furthermore, the NOAA regime has limited historical precedent. NOAA issued only a limited number of exploration licenses under DSHMRA, the original licenses were issued in the 1980s, NOAA has not issued an exploration license under the current application process in recent decades, and NOAA has never issued a commercial recovery permit. Accordingly, there is limited precedent regarding current application requirements, review practices, license terms, environmental obligations, timelines, costs and the international recognition or enforceability of rights granted under DSHMRA. The absence of recent precedent reduces our ability to predict whether, when or on what terms our application may be approved and increases the risk that NOAA may require additional information, impose material or unexpected terms or conditions, extend its review or deny the application. These uncertainties, individually or in the aggregate, could significantly and negatively impact our ability to obtain, maintain, enforce and commercially benefit from any subsea mineral rights we may obtain under

DSHMRA and could have a material adverse effect on our business, financial condition, results of operations and prospects. See “The Business – The Subsea Mineral Exploration and Development Industry – (b) Subsea Mineral Exploration and Development in International Waters” in the AIF.

In the Cook Islands, the Seabed Minerals Act 2019 provides for seabed mineral prospecting permits, exploration licenses, and mining licenses. To date, no mining licences have been issued and three exploration licenses have been awarded, which remain in effect.

Subsea development and operations involve inherent risks.

To the knowledge of the Company, no entity has achieved commercial operations in the subsea mineral exploration and development industry. Marine mining operations inherently involve significant risks. The financing, exploration, development, and extraction activities associated with our future subsea assets will be subject to numerous macroeconomic, legal, and social factors, including commodity price volatility, evolving laws and regulations, political conditions, currency fluctuations, the availability and retention of skilled personnel, access to appropriate machinery and equipment, and the availability of necessary services within the jurisdictions in which we operate. Adverse changes in any of these factors could negatively impact our proposed business and operations. Substantial expenditures are often required to identify and define mineral reserves and resources, develop extraction processes, and construct mining and processing facilities, and these activities rely on adequate infrastructure that may be disrupted by extreme weather events, operational sabotage, government action, or other interferences. There is no guarantee that our exploration or development programs will lead to economically viable mining operations, as commercial viability depends on numerous factors, including deposit characteristics, mineral price fluctuations, and government policies relating to taxation, royalties, import and export requirements, and environmental protection. These factors are unpredictable and may result in returns that do not justify the capital invested. Further, exploration efforts may not result in discoveries or production of minerals in commercial quantities, and even once in production, mineral reserves are finite, with no assurance that additional reserves can be identified to replace those that become depleted.

Mineral resource exploration, development, and operations are highly speculative and are characterized by a number of significant risks, including, among other things, unprofitable efforts resulting from the failure to discover mineral resources or finding mineral resources which, though present, are insufficient in quantity and quality to return a profit from production. Once mineralization is discovered, it may take a number of years from the initial exploration phases before production is possible, during which time the potential feasibility of the project may change adversely. Substantial expenditures are required to establish mineral resources and reserves, to determine processes to collect and transport the minerals and, if required, to construct processing facilities.

No deep-sea polymetallic properties in the CCZ or Cook Islands that have been identified have as of today been developed into production. Exploration and exploitation risks exist in the discovery, location, definition and recovery of seafloor polymetallic nodule deposits. Given that no seafloor polymetallic nodule deposit has ever been commercially developed, such risks may have a material impact on our ability to accomplish our objectives. Operations may be affected by the availability of suitable vessels and equipment, prevailing sea conditions, changes in meteorological conditions and climate change, currents close to the seafloor and throughout the water column, recovery of materials sampled, lack of experience in delineating deposits, or unsuitability of equipment for recovering such material in prevailing conditions. Substantial expenditures are required to establish mineral resources, mineral reserves, to develop metallurgical processes, and to construct collection and transportation vessels, and we will be required to rely upon the expertise of consultants and others for exploration, development, construction and operational knowhow, and such consultants and third parties may not always be available to support our operations. If we are not able to obtain such expertise or identify alternative sources of expertise, our operations and financial results will be negatively impacted.

While we believe that seafloor polymetallic nodules in the CCZ and Exclusive Economic Zone of the Cook Islands account for some of the world’s largest aggregated estimated deposits of the four critical metals contained in nodules, no assurance can be given that minerals will be discovered in sufficient grade or quantities to justify commercial operations. Whether an exploration property will be commercially viable depends on a number of factors, including: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; availability of and effectiveness of technology to recover, trans-ship, transport and process nodules; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, and environmental protection; availability of required personnel, third-party partners and contractors, any required financing and commercial demand in the marketplace for such metals. The precise impact of these factors cannot accurately be predicted, but the combination of these factors may result in the inability of our subsidiaries to operate or generate an adequate return on invested capital.

While we and our subsidiaries will evaluate the political and economic factors in determining an exploration strategy, there can be no assurance that significant restrictions will not be placed on intended development areas. Such restrictions may have a material adverse effect on our business and results of operation.

Our proposed exploration, development, collecting, processing and refining activities are subject to extensive and costly environmental requirements, and current and future laws, regulations, and permits may impose significant costs, liabilities, or obligations, or could limit or prevent our ability to continue our operations as currently contemplated or to undertake new operations.

All phases of exploring for, collecting and processing polymetallic nodules are subject to environmental regulation in multiple jurisdictions, including national laws and regulations administered by governmental authorities, such as NOAA pursuant to DSHMRA. No seafloor polymetallic nodule deposit has been developed commercially to date, and the environmental parameters, data sets, methodologies and mitigation measures that regulators may require in connection with the authorization of commercial-scale deep-sea mineral activities have not been fully established under the U.S. or Cook Islands regimes.

Under the United States regulatory framework, commercial recovery activities would require licenses and permits issued by NOAA, including approvals relating to environmental impact assessment, mitigation, monitoring and compliance with applicable federal environmental statutes. While the United States has an established permitting regime under the DSHMRA, the application of that framework to commercial-scale polymetallic nodule recovery has not been tested in practice. Regulatory interpretations, environmental review expectations, interagency coordination requirements and potential judicial review under U.S. law introduce additional uncertainty, and there can be no assurance that permits or licenses will be granted on acceptable terms, within anticipated timeframes, or at all.

Nodule collection operations in the CCZ are expected to disturb wildlife in the operating area and may affect ecosystem function. The nature, extent and duration of these impacts are expected to vary by species and habitat and remain subject to significant scientific uncertainty. As with land-based mining, these studies may not definitively establish the full impacts of operations on biodiversity. Given the scale, depth and logistical challenges of the deep-sea environment, a complete biological inventory may never be established, and impacts on CCZ biodiversity and ecosystem services may never be fully or definitively known.

It is also not definitively known whether the risk of biodiversity loss in the CCZ can be eliminated or sufficiently mitigated through spatial protection measures, operational controls or other mitigation strategies, or how long disturbed seabed areas may take to recover naturally. While prior research suggests that certain fauna may recover over years to decades, significant uncertainty remains, particularly with respect to species that depend on polymetallic nodules as hard substrate for critical life functions. The effectiveness of mitigation measures such as partial nodule retention, no-collection zones and habitat connectivity corridors remains under active study and may vary materially by location and operating conditions.

Although we intend to design and operate our collection systems to mitigate and reduce potential harm to the seafloor, marine life and ecosystem function, we do not know whether regulatory authorities under national permitting regimes, including the United States under DSHMRA, will impose additional or more onerous restoration, rehabilitation, offset or long-term monitoring obligations. Any such requirements, to the extent they are costly, operationally restrictive or open-ended, could result in material changes to our and our subsidiaries’ businesses, increased capital or operating expenditures, or delays or limitations on our ability to proceed with development as currently contemplated.

Environmental permitting processes under both international and national regimes are expected to involve multiple layers of technical review, public scrutiny and potential legal challenge. Under national permitting regimes, including in the United States, approvals may be subject to administrative appeals or judicial review, which could delay or prevent project development.

In addition, sponsoring state approvals, governmental licenses and permits may be required in connection with our activities, and failure to obtain or maintain such approvals could curtail or prohibit planned operations. Failure to comply with applicable environmental laws, regulations or permit conditions may result in enforcement actions, including suspension or cessation of operations, monetary penalties, remedial obligations or civil or criminal liability. Parties engaged in collection operations may also be required to compensate third parties for loss or damage arising from such activities. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations or prospects.

We may become subject to environmental liabilities as a result of noncompliance with existing or future regulations.

All of the proposed exploration and development operations of our subsidiaries will be subject to environmental permitting and regulations, which could make operations expensive or prohibit them altogether. We may also be subject to potential risks and liabilities associated with pollution of the environment that could occur as a result of our subsidiaries’ proposed exploration, development, and production activities.

To the extent that a subsidiary becomes subject to environmental liabilities, the payment of such liabilities, or the costs incurred to remedy environmental pollution, would reduce funds otherwise available to us, which could have a material adverse effect on our business. If we or our subsidiaries are unable to fully remedy an environmental problem, they might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure could be material to our business.

All of our proposed exploration, development, production and processing activities will be subject to regulation under certain environmental laws and regulations. Our subsidiaries may be required to obtain permits for their activities. They may be required to update and review permits from time to time, and may also be subject to environmental impact analyses and public review processes prior to the approval of any future activities. It is possible that future changes in applicable laws, regulations and permits, or changes in their enforcement or regulatory interpretation by local governments, sponsor states, and other regulatory bodies, could have a significant impact on our business.

There are no guarantees that the grade and quality of the polymetallic nodule deposits that we intend to acquire and develop will be suitable for collecting or commercialization.

The grades and abundances of the seafloor polymetallic nodule deposits that we intend to acquire, develop and commercialize are estimates that may prove to be inaccurate. The precise form of mineral occurrence, grade, abundance, and tonnage, is not yet known. There is a risk that the sampling and imaging, which will need to be completed in the future, has not and/or will not allow us to accurately quantify the tonnage, abundance and grade of identified polymetallic nodule deposits. Moreover, the projections or classifications based on such sampling could result in inaccurate environmental, geological or metallurgical assumptions (including with respect to the size, grade, abundance, and/or recoverability of minerals) or incorrect assumptions concerning economic recoverability.

No seafloor polymetallic nodule deposit has ever been commercially collected, and our proposed offshore collection technology and development plans and processes may not be sufficient to accomplish our objectives.

Seafloor polymetallic nodules have never been commercially mined, and there is a risk that our offshore collection and recovery methods and the equipment that we intend to utilize during this process, including transferring nodules to transport vessels and delivering of nodules to port, may not be adequate for the economic development of seafloor polymetallic nodule deposits. The equipment and technology that we intend to utilize has not been fully proven in such subsea conditions and for this specific material and application, and failure to adapt existing equipment or to develop suitable equipment or recovery, transportation and development techniques for the prevailing material and seafloor conditions would have a material adverse effect on the business of our subsidiaries, and the results of their operations and financial condition. As a result, even if we obtain the necessary licenses, permits or approvals to proceed under one or more regulatory pathways, including under the NOAA or Cook Islands regimes, and complete all exploration work required to define a mineral resource, there are no assurances that we will have successfully completed all development and pre-production work necessary to start commercial production.

We have no subsea operating history in an evolving industry, which makes it difficult to forecast our revenue, plan our expenses and evaluate our business and future prospects.

Despite the Company’s experience in terrestrial mining, we have no operating history in the rapidly evolving subsea mining industry, which may not develop in a manner favourable to our proposed business. As a result of our lack of operating history and ongoing changes in our new and evolving industry, our ability to forecast our future results of operations and plan for and model future growth is limited and subject to a number of uncertainties. We expect to encounter risks and uncertainties frequently experienced by companies in evolving industries, such as the risks and uncertainties described herein. Accordingly, we may be unable to prepare accurate internal financial forecasts or replace revenue, if any, that we do not receive as a result of delays arising from these factors, and our results of operations in future reporting periods may be below the expectations of investors or analysts. If we do not address these risks successfully, our results of operations could differ materially from our estimates and forecasts or the expectations of investors or analysts, causing our business to suffer.

We may not succeed in raising the capital required to support our future operations and capital expenditures and there is uncertainty regarding the Company’s ability to continue as a going concern.

Our ability to generate cash inflows in the future will depend on our ability to monetize mineral rights. However, we cannot assure that these activities will produce any cash or sufficient cash to meet our future operational and financial needs. If future cash inflows, if any, fall short of our requirements, we will need to obtain additional capital through external financing. While we have successfully raised funds in the past, there is no guarantee that we will be able to obtain such financing in the future on terms that are satisfactory to the Company or at all. These conditions indicate the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern.

We will be subject to extensive regulations that influence our operations and may be unable to obtain permits for subsea exploration or extraction operations.

We may not succeed in obtaining the contracts, permits, licenses or other approvals required to carry out subsea exploration and extraction activities. Furthermore, permits that are granted may later be revoked or not recognized by the issuing authorities. Applicable governments may also introduce new requirements that could delay the commencement of operations.

Our proposed future operations, including exploration, development activities, and any potential transition to production, may require permits or other approvals from applicable governmental authorities and may be subject to extensive laws and regulations governing subsea exploration, subsea extraction, exports, taxation, labor standards, occupational health, waste management, hazardous materials, environmental protection, and related matters. Companies engaged in subsea mineral exploration and extraction frequently experience increased costs and delays due to the need to comply with regulatory requirements and licensing or permitting processes, and we cannot predict whether all licenses or permits required for subsea exploration and extraction operations will be obtainable on reasonable terms, or at all. The terms and conditions attached to such licenses and permits may also change over time, and there is no guarantee that future applications will be approved or that existing terms will remain commercially reasonable. Any delay in obtaining required permits, failure to obtain them, or failure to comply with their conditions could materially and adversely affect our future operations.

The costs of satisfying all applicable regulatory requirements may be substantial and could delay planned activities. Failure to comply with applicable laws, regulations, or license or permit conditions may result in enforcement actions, including orders to curtail or cease operations, and may require corrective measures involving significant capital expenditures or remedial actions. Subsea mining activities may also expose us to civil liabilities or penalties for regulatory violations. Moreover, changes to existing laws, regulations, or permit requirements, or stricter enforcement of current rules, could materially and adversely affect our operations by increasing capital or operating costs, reducing production levels at any future producing properties, or requiring delays, modifications, or abandonment of planned development initiatives.

We may also be required to contribute to infrastructure costs associated with developing our properties and must adhere to permit conditions and evolving laws and regulations that may govern operational procedures, waste management, spill response, environmental assessments, and financial assurances. Compliance with these conditions and the subsea mining industry’s evolving laws and regulations cannot be guaranteed, and non-compliance may result in the loss of certain permits or licenses, negatively impacting our business. Additionally, future changes to taxation are uncertain, and although planning is undertaken based on current laws and reasonable expectations of potential changes, there is no assurance that such planning will effectively mitigate adverse tax consequences.

The polymetallic nodules that we may recover may require specialized transfer and delivery equipment and processes, and there is no certainty that we will be able to develop or otherwise access such transfer and delivery equipment or processes that are suitable for our purposes.

The polymetallic nodules that we may collect in the future may require specialized equipment and processes in connection with the transfer of such nodules to transport vessels and delivery of the nodules to port. The anticipated cost to develop this equipment and processes is significant. There is a risk that the equipment and/or processes necessary to transfer commercial quantities of nodules to transport vessels and deliver them to port may be economically prohibitive.

Although we intend to negotiate with third-party shipping companies to transfer nodules to transport vessels and to deliver nodules to port, our future needs with respect to the required equipment and processes have yet to be fully determined, and as such, the capital costs, performance, reliability, and maintenance of such equipment and processes is currently uncertain and may be more expensive and take longer to develop than we currently estimate. In addition, the required equipment and processes may not be developed or become available at commercial scale in the time frame we may require, which could have a material negative impact on our future operations and financial results.

Our business is contingent on our ability to successfully identify, collect, ship and process polymetallic nodules profitably, and in doing so, we will need to rely on certain future strategic relationships, which we may be unable to develop or maintain.

In conducting our business, we will rely on developing strategic relationships in a variety of disciplines, including the offshore equipment and services industries, the onshore mineral processing industry, and others involved in the mineral exploration industry. We will also need to develop relationships with third-party contractors, as well as with certain regulatory and governmental departments. There is no guarantee that we will be able to develop such relationships and any failure to do so could have a material negative impact on our future operations and financial results.

Some of the offshore equipment that we will need to accomplish our objectives has not been manufactured and/or tested.

We will need to rely on high-value equipment for the offshore collection and transport of materials. Much of the commercial-scale equipment, particularly as it pertains to subsea engineering and recovery systems, has yet to have completion of engineering, and has not been constructed and fully tested, and may not be suitable or may prove unreliable, and may not be delivered on a timely basis in the future. We have not yet identified a third-party shipping company with the necessary equipment to transfer nodules to transport vessels and deliver nodules to port. Moreover, our future needs with respect to commercial-scale subsea engineering and recovery systems have yet to be fully determined, and as such, the capital costs, performance, reliability, and maintenance associated with the necessary equipment is currently unknown. There can be no guarantees that the necessary commercial-scale subsea engineering and recovery systems can be developed, or if developed, that such systems will be deployable in an economically viable manner. Any equipment downtime or delayed mobilization of equipment may impact operations. Additionally, as we launch exploration, collection, and development initiatives, our subsidiaries may need to compete for the availability of suitable vessels and equipment, even though we have a close commercial relationship with our partners, there is a risk that certain vessels and equipment will be under long-term charter and will thus not be available to them when needed, if at all.

The polymetallic nodules that we may recover in the future may require specialized onshore processing and refining, and there is no certainty that such processes will result in a recovery of metals that is consistent with our expectations, or that we will be able to develop or otherwise access processing plants that are suitable for our purposes.

The polymetallic nodules that we may collect in the future, contain several base metals in varying concentrations, which will require processing and refining in metallurgical plants. To date, no nodules have been processed and refined into metal products commercially, and there is a risk that such processing and refining may not be economically viable and/or that there are presently unknown technical aspects that render the selected flowsheet unsuitable for processing to the products as described.

Should we acquire subsea mineral rights and our intended offshore nodule collection plans become successful, we intend to partner with existing onshore processing partners to produce and develop new build onshore processing plants as we scale up production. Our future needs with respect to such processing plants have yet to be fully determined, and as such, the capital costs, performance, reliability, and maintenance of such plants are currently uncertain. Even if we are able to secure appropriate processing facilities (through tolling arrangements or otherwise) when needed in the future, there is no guarantee that we will be able to provide them with the required nodule feedstocks at the required times. There is a risk that we may not enter into definitive agreements with any third parties capable of processing our intended future products and there is a risk that we will be unable to secure one or more of sites for the potential construction of nodule processing plants on suitable terms when needed. There can be no guarantees that such plants can be developed, or if developed, that such plants will perform in an economically viable manner or provide the projected metal recovery rates with project capital and operating costs at levels viable for our business in the future. Accordingly, even if we acquire subsea mineral rights, the timing in which we expand our operations may vary depending on geological, operational and financial developments, in addition to regulatory approvals from NOAA or the Cook Islands, among other factors, and these may impact our revenue and financial performance.

We may be unable to obtain or validate rights to the resources or items we recover in the future.

We may identify seabed mineral deposits with commercial potential but may be unable to obtain legal title to those deposits or obtain the governmental permits required for commercial extraction. Some deposits may lie within regulated waters where government policies or legal frameworks can change unexpectedly, which could negatively affect our ability to operate in those areas.

We may continue to experience significant losses from operations

For the years ended 2024 and 2023, our operating losses were $114,820 and $334,092, respectively. Even if we achieve operating income in future periods following the Change of Business, changes in our industry, customer base, business operations, cost structure, or unforeseen events, such as major litigation or significant transactions, could result in renewed operating losses. We may not achieve sustained profitability, or profitability in any given quarter. The audit report on our consolidated financial statements includes an explanatory paragraph noting that our history of operating losses and the need for additional capital to support operations and capital expenditures raise substantial doubt about our ability to continue as a going concern.

Legal, political, or civil issues may affect our marine operations.

Legal, political, or civil developments in jurisdictions around the world may restrict access to our intended marine operating areas or otherwise interfere with our intended activities or future rights to seabed mineral deposits. In many countries, legislation governing ocean exploration remains unclear or uncertain. Consequently, when conducting projects in the future, we may experience unanticipated delays, requests, or outcomes as we work with local authorities to obtain necessary permits and assert licenses over seafloor assets. Government authorities may also seize or detain our vessels, equipment, personnel, or cargo. Additionally, interactions may involve multiple governmental units, and turnover among government representatives can lead to unexpected changes or new interpretations of contracts and applicable laws.

Non-governmental organizations (“NGOs”) opposed to seafloor mineral extraction may also seek to disrupt our operations. Such groups may engage in public campaigns or spread misinformation intended to harm our reputation or that of our projects. Like other businesses that operate in the resources industry, we along with our potential future partners, and our shareholders, are subject to pressure and lobbying from NGOs, particularly with respect to impacts on the deep-sea environment. These activities can result in project delays and may require the Company to incur additional costs to address, mitigate, or counteract NGO interference. There is a risk that the demands and actions of such NGOs may cause significant disruption to our business, which could have a material adverse effect on our operations and financial condition. It is possible that direct action from NGO environmental groups could physically impact ongoing operation during our intended exploration, development and commercial operations. There can be no assurances that the foregoing activities by NGOs and other stakeholders will not materially impact our future operations.

Our future operations may be affected by natural hazards and seasonality.

Underwater exploration and extraction activities are inherently challenging and hazardous, and they may be delayed or disrupted by weather, sea conditions, or other natural events. These operations can often be conducted more safely during certain seasons, but we cannot assure that we—or our future contractors—will always be able to perform exploration, sampling, or extraction during optimal periods. Although sea conditions in a given area may be generally predictable, unexpected shifts can occur and adversely impact operations. Natural hazards may also prevent or significantly delay project activities. Seabed mineral extraction work is particularly vulnerable to interruptions caused by storms affecting either the extraction site or delivery ports. Furthermore, if the Company’s future subsea mining assets are limited to areas that are contemporaneously affected by the same weather, sea conditions or other natural events, the Company’s proposed business may be seasonal. These risks will be incorporated into our project planning.

Some of our future equipment or assets could be seized or we may be forced to sell certain assets.

Although the Company does not own and does not currently intend to own, develop, or acquire any proprietary seabed mineral exploration or extraction technology, the Company may acquire equipment or assets in the future, and pledge certain assets as collateral to secure debt financing. In addition, some suppliers may have the right to seize specific assets if we fail to make timely payments for services, supplies, or equipment provided. If we are unable to meet these obligations, a lender or supplier could seize or compel the sale of the pledged assets. The loss of such assets in the future could adversely affect our operations. Additionally, any forced sale may occur under circumstances that do not yield optimal value, resulting in proceeds that are lower than the asset’s potential market value.

Technological obsolescence of marine assets or the failure of critical equipment could increase our capital needs or impair our operational capabilities.

The Company does not own and does not currently intend to own, develop, or acquire any proprietary seabed mineral exploration or extraction technology, and expects to rely entirely on third-party contractors for access to required technologies and operational capabilities. We intend to engage contractors who utilize advanced technologies, such as sonar systems, magnetometers, remotely operated vehicles, vessels, and other sophisticated tools, to conduct seabed mineral exploration. Although we intend to ensure our contractors maintain backups for key equipment and components, failures may still occur and could require us to delay or suspend operations. In addition, ongoing technological advancements may result in newer equipment offering greater efficiency than the assets of our contractors may utilize in the future. Adopting such improved technologies may require us to engage different contractors, replace existing service providers or negotiate new commercial terms, which could increase the costs of engaging contractors. The Company does not possess proprietary polymetallic-nodule-collection technology, seabed lift systems, or commercial-scale extraction equipment. If the Company’s future contractors adopt newer systems, experience failures, or fail to provide access on reasonable terms, the Company may face increased costs, reduced competitiveness, or delays to project development.

We will rely on key personnel and face competition in attracting and retaining qualified employees and contractors.

The success of the Company is currently largely dependent on the performance of its directors and officers. There is no assurance the Company can maintain the services of its directors and officers or other qualified personnel required to operate its business. The loss of the services of these persons could have a material adverse effect on the Company and its prospects. Employees and contractors that we intend to engage in the future will also be essential to our success, and some of our current management and specialized personnel, including our chief executive officer and vice president of exploration, would be difficult to replace. Some of these individuals are not currently bound by contracts. If we are unable to retain highly qualified personnel in the future, our proposed business could be adversely affected.

We will rely on consultants and contractors to provide expertise and services in certain technical areas, who may not be available when we need them and there could be risks associated with retaining them if they are available.

In the future, we expect our technical consultants and contractors will provide critical expertise and services that supplements and enhances the work of our employees, and we expect that many of these specialists would be difficult to replace. We may face challenges in engaging or retaining highly qualified consultants or vendors in the future, and engagements with key third parties may involve contractual risks. Any such difficulties could adversely affect our business. Because the Company does not expect to maintain its own vessels, survey teams, environmental science staff, or subsea engineering personnel, the Company expects to be highly dependent on third-party contractors for critical operational functions. Delays, resource conflicts, cost increases, or performance failures by third-party providers may directly impact future project costs and schedules.

We will be exposed to risks associated with foreign operations.

The Company intends to engage contractors to conduct mineral exploration activities primarily outside of Canadian jurisdiction, including in international waters governed by international maritime conventions and within the Exclusive Economic Zones of foreign coastal states. The Company expects that it will initially focus on the Pacific region, subject to applicable regulatory frameworks. Exploration activities conducted outside of Canada are subject to the licensing, permitting, regulatory approval, and reporting requirements of the relevant foreign authorities or international bodies, as applicable.

The Company expects to rely on offshore contractors, vessel operators, and technical consultants located outside of Canada to carry out its exploration activities. Accordingly, the operations to be conducted by contractors will be dependent on obtaining and maintaining required licenses, permits, or contractual rights, and on complying with ongoing technical, environmental, and operational reporting obligations imposed by foreign governments or international regulators.

These foreign operations may expose the Company to regulatory, political, operational, and compliance risks, including political and civil unrest, arbitrary or sudden changes to laws, an increased likelihood that laws will not be enforced and judgments will not be upheld, corruption, bribery, economic uncertainty, labour disputes, limitations on repatriation of future earnings, limitations on foreign ownership, government participation, expropriation or nationalization of assets, royalties, duties, currency fluctuations, rates of inflation, audit controls, changes in laws, permitting processes, reporting requirements, or enforcement practices, which could affect the timing, scope, or viability of its exploration programs. Additionally, the Company’s representatives may need to familiarize themselves with and address the laws, requirements and roles of governments, local business culture and practices, and any differences in language, banking systems and controls in and between any future jurisdictions in which the Company operates. While the Company has not identified any material foreign regulatory, political, or operational risks as of the date hereof beyond those disclosed elsewhere under “Risk Factors”, there can be no assurance that such risks will not arise in the future.

Changes to our proposed business strategy or restructuring efforts may increase costs or negatively affect the profitability of our operations.

As our business environment evolves, we may need to modify our strategies or restructure our operations, business, or assets in existence at the time in response. Implementing such changes may result in additional costs, and we may be required to write down or dispose of certain assets. These actions could increase our expenses and may lead to significant charges related to asset impairments.

The prevailing market prices of nickel, manganese, copper, cobalt, and other commodities will have a material impact on our ability to achieve commercial success.

The profitability of our nodule collection operations is significantly affected by changes in the market price of critical metals (nickel, copper and cobalt) and manganese ores and the cost of power, natural gas, coal, marine fuels, among other commodities and supply requirements. Prices of such metals are affected by numerous factors beyond our control, including: military conflict; prevailing interest rates and returns on other asset classes; expectations regarding inflation, monetary policy and currency values; speculation; governmental and exchange decisions regarding the disposal of metal stockpiles; political and economic conditions; available supplies of the four critical metals contained in nodules from mine production, inventories and recycled metal; sales by holders and producers of these critical metals; and demand for products containing nickel, manganese, copper and cobalt. The price of nickel, manganese, copper, cobalt and other minerals and natural gas has fluctuated widely in recent years. Depending on the prevailing price of nickel, manganese, copper, and cobalt, and the cost of power, natural gas, chemical reagents, marine fuels, cash flow from our metal production operations may not be sufficient to cover our operating costs or the costs to service any outstanding debt. In addition, our proposed full scale production plans would involve placing a large percentage of global manganese production in the market, and we may be constrained in our ability to sell such large volumes, or such production may negatively impact the market price of manganese, which would, in either case, negatively impact our overall economic position.

We may be adversely affected by fluctuations in demand for nickel, manganese, copper, cobalt, and other commodities.

Between the discovery of a mineral deposit and the eventual sale of extracted minerals, global and local market prices may fluctuate significantly, which could negatively impact the economic viability of the project. Furthermore, although ownership interests in a deposit may be sold earlier, there is no assurance that buyers will be available or that such interests can be sold at favorable, competitive prices.

Because our revenue is expected to be from the collection and processing of minerals, changes in demand for, and taxes and other tariffs and fees imposed upon, such minerals and derived mineral products (most notably, nickel, manganese, copper, and cobalt) could significantly affect our profitability. A prolonged or significant economic contraction in the U.S., China or worldwide could put downward pressure on market prices of minerals. Protracted periods of low prices for minerals could significantly reduce revenues and the availability of required development funds in the future. This could cause substantial reductions to, or a suspension of, our exploration, development, collecting and production operations, and impair asset values.

Demand for our targeted minerals may be impacted by changes in supply dynamics and sources, and changes in demand for downstream products, including batteries for electric vehicles and energy storage that consume high volumes of the metals we intend to produce, as well as demand for manganese alloys used in steel-making, the targeted market for most of our manganese production. Lack of growth or material increases in new sources of supply in this or in any other related markets may adversely affect the demand for our minerals and any related products, and if the market for these critical existing and emerging technologies does not grow as we expect, grows more slowly than we expect, or if the demand for our products in these markets decreases, then our business, prospects, financial condition and operating results could be harmed. Notably, our financial success will depend in part on the expansion of the global manganese market to consume the additional volume of manganese that we intend to produce and on our ability to displace existing supply.

In contrast, extended periods of high commodity prices may create economic dislocations that could be destabilizing to the supply and demand of minerals, and ultimately to the broader markets. Periods of high market prices for our targeted minerals are generally beneficial to our financial performance. However, strong prices also create economic pressure to identify or create new sources of supply and alternate technologies requiring consumption of metals that ultimately could depress future long-term demand for nickel, cobalt, copper and related products, and at the same time may incentivize development of competing properties.

Furthermore, technology changes rapidly in the industries and end markets that utilize the four metals contained in polymetallic nodules found in the CCZ and Exclusive Economic Zone of the Cook Islands: nickel, manganese, cobalt and copper. Some of these changes have resulted, and may continue to result, in decreased use of nickel, manganese, cobalt and/or copper in these industries and end markets. For instance, our growth may be affected by the consumer adoption of electric vehicles. The market for electric vehicles is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. While it has been projected that demand for electric vehicles will surge over time, if the market for electric vehicles does not develop as we expect, or develops more slowly than we expect, our business and operating results may be impacted, as we refocus on other industrial uses of the metals we plan to produce. In addition, the adoption of lithium iron phosphate (“LFP”) battery chemistries has grown substantially in recent years. The continuation of this trend in the use of LFP battery chemistries will decrease the overall demand for nickel- and cobalt-rich battery chemistries in electric vehicle use. Additionally, copper is increasingly being substituted with aluminum or other materials in electrical and infrastructure applications, potentially reducing the overall market demand for copper. Although we are actively monitoring these technological changes and shifts in end-market demand and taking steps designed to diversify the potential applications and markets for our metals, as these industries shift to new or substitute technologies or products or if these industries and end markets otherwise use less of the metals that we intend to collect and process, and our diversification efforts are not successful, there could be a decline in demand for our metal products. If the demand for our metal products decreases, it will have a material adverse effect on our business and the results of our operations and financial condition.

Negative perceptions related to the offshore collection of polymetallic nodules could have a material adverse effect on our business.

There exist certain negative perceptions related to acquiring metals produced from deep-sea minerals. Under pressure from non-governmental organizations, some governments and companies in the electric vehicle supply chain have expressed reservations about using critical metals derived from deep-sea minerals (including polymetallic nodules), pending more research on the impacts of deep-sea mineral extraction operations on marine biodiversity and ecosystem function. If this position gains broad traction by governments and commercial customers alike in relation to critical metals sourced from polymetallic nodules, it could have a material impact on our business and operations.

Estimates of mineral resources are inherently uncertain and may not be precise.

The estimation of mineral resources is inherently imprecise, and the reliability of such estimates depends on the quantity and quality of available data, the assumptions applied, and the judgments made when interpreting geological and engineering information and forecasting future capital and operating costs. Considerable uncertainty exists in any reserve or resource estimate, and the actual economic outcomes of developing or mining a subsea deposit may differ significantly from these estimates as additional data are obtained or interpretations evolve.

Estimated mineral resources may be materially affected by additional factors.

In addition to the uncertainties inherent in estimating mineral resources, a variety of other factors may negatively impact estimated resources and reserves. These factors may include, but are not limited to, metallurgical characteristics, environmental considerations, permitting requirements, legal or title issues, taxation, socio-economic conditions, market factors, political developments, commodity price fluctuations, and capital or operating costs. Any of these or other adverse influences may reduce or eliminate estimated mineral reserves or resources and could materially affect our proposed business, and future prospects, operating results, cash flows, financial condition and corporate reputation.

Our future insurance coverage may not adequately protect us against all risks of our proposed business.

Although we will seek to insure certain key operational risks, there is no assurance that our insurance coverage will be sufficient, that coverage will be available when needed, that we will be able to obtain policies when desired, or that insurance will be offered on commercially reasonable terms. We may also be unable to anticipate every risk that requires insurance. While some risks to our future marine assets, such as specific loss or damage scenarios, may be insurable, we may not have coverage for events such as government seizure or detention of those assets. Any permanent or temporary loss of our marine assets, along with the resulting business interruption and without adequate insurance compensation, could significantly affect our financial performance and operational capabilities.

We may face litigation risks

From time to time, the Company may become involved in claims, legal proceedings, or complaints arising in the ordinary course of business. The outcome or likelihood of success in these matters cannot be reliably predicted. Unfavourable results in one or more of these proceedings could result in significant monetary damages or injunctive relief that may impair the Company’s ability to operate. Even where the Company is successful, such proceedings can be costly, time-consuming, and may divert management and key personnel from ongoing business activities.

We may be vulnerable to short selling strategies.

Short sellers may engage in manipulative practices aimed at driving down the market price of our Common Shares. Short selling involves selling securities that the seller does not own but has borrowed, with the expectation of repurchasing the same securities later at a lower price and profiting from the difference. Because short sellers benefit when a share price declines, some may publish, or facilitate the publication of, negative commentary about an issuer or its business prospects to create downward pressure on the share price.

With the widespread use of the internet and modern publishing tools, individuals can easily circulate critical reports or analyses that appear similar to traditional investment research. These publications may challenge a company’s credibility, strategy, or operations and can lead to significant selling activity, particularly for issuers with low trading volumes or higher volatility.

Such short seller publications are generally not subject to regulatory oversight or formal verification requirements. As a result, the opinions and claims they contain may include distortions, omissions, or, in some instances, entirely fabricated information. Because the risks associated with publishing this material are limited and the potential financial rewards can be substantial, it is likely that such short seller activity will continue.

We may encounter risks associated with business expansion and integration.

The Company’s success will depend, in part, on our ability to grow our proposed business in response to evolving technologies, customer needs, and competitive pressures. To support this growth, we may pursue acquisitions of complementary intellectual property, businesses, solutions, or technologies. Identifying suitable acquisition targets can be difficult, time-consuming, and costly, and we may not be able to complete acquisitions we pursue. Moreover, we may face challenges in integrating the operations, technologies, solutions, personnel, or business practices of any acquired entity. Acquisitions may also require us to enter new geographic regions or business areas in which we have limited or no prior experience.

Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or the Company may be exposed to unknown liabilities. For one or more of those transactions, the Company may:

●	issue additional equity securities that would dilute the holders of Common Shares;

●	use cash that the Company may need in the future to operate its business;

●	incur debt on terms unfavorable to the Company or that the Company is unable to repay;

●	incur large charges or expenses or assume substantial liabilities;

●	encounter difficulties retaining key employees of the acquired companies or integrating technologies; and

●	become subject to adverse tax consequences, substantial depreciation or deferred compensation charges.

Any of these risks could harm the Company’s business and operating results.

AGENT FOR SERVICE OF PROCESS

James A. Deckelman, Chief Executive Officer of the Company, resides outside of Canada and has appointed McMillan LLP at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, as his agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Certain legal matters related to our securities offered by this Prospectus will be passed upon on our behalf by McMillan LLP. United States legal matters related to our securities offered by this Prospectus will be passed upon on our behalf by Cozen O’Connor LLP. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, or agents dealers by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and, if applicable, United States or other foreign law.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The current auditor of the Company is Reliant CPA PC, Certified Public Accountants, of 895 Dove Street, Suite 300, Newport Beach, CA 92660 USA. The former auditor of the Company was Adam Sung Kim Ltd. with an office at 168 4300 Fraser Way, Burnaby, British Columbia, V5J 5J8.

The registrar and transfer agent for the Common Shares is Odyssey Trust Company at its principal offices in Calgary, Alberta.

INTEREST OF EXPERTS

Adam Sung Kim Ltd. issued an Independent Auditor’s Report dated February 17, 2026, in respect of the Company’s consolidated financial statements for the years ended December 31, 2025 and 2024, and has advised the Company that they are independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories of Canada, the securities legislation further provides purchasers with remedies for recission or, in some jurisdictions, revisions of the price or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for recission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. However, purchasers of Securities distributed under an ATM Distribution by the Company do not have the right to withdraw from an agreement to purchase the Securities and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the Prospectus, Prospectus Supplement, and any amendment relating to the Securities purchased by such purchaser because the Prospectus, Prospectus Supplement, and any amendment relating to the Securities purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of National Instrument 44-102 – Shelf Distributions. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal adviser.

In an offering of Warrants, or other convertible, exchangeable or exercisable Securities, investors are cautioned that the statutory right of action for damages under Canadian securities laws for a misrepresentation contained in the Prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the warrants, or other convertible, exchangeable or exercisable Securities, are offered to the public under the Prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of such Securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces and territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights, or consult with a legal advisor.

CONTRACTUAL RIGHTS OF RESCISSION

In addition to statutory rights of withdrawal and rescission, original purchasers of Warrants (if offered separately from other Securities) and Subscription Receipts will have a contractual right of rescission against the Company in respect of the exercise of such Warrant or Subscription Receipt, as the case may be.

The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the Warrant or Subscription Receipt (or Units comprised partly thereof), as the case may be, the amount paid upon exercise upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the Warrant or Subscription Receipt under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the Warrant or Subscription Receipt under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia) and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the security that was purchased under a prospectus, and therefore a further payment at the time of exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

In addition, to the extent that we file a Prospectus Supplement to qualify the Common Shares issuable upon conversion of any special warrants that we may in the future issue (“Special Warrants”), we will grant to each holder of a Special Warrant a contractual right of rescission of the prospectus-exempt transaction under which the Special Warrant was initially acquired. The contractual right of rescission will provide that if a holder of a Special Warrant who acquires Common Shares of the Company on exercise of the Special Warrant as provided for in this Prospectus is, or becomes, entitled under the securities legislation of a jurisdiction to the remedy of rescission because of the Prospectus or an amendment to the Prospectus containing a misrepresentation, (a) the holder is entitled to rescission of both the holder’s exercise of its Special Warrant and the private placement transaction under which the Special Warrant was initially acquired, (b) the holder is entitled in connection with the rescission to a full refund of all consideration paid to the agent or Company, as the case may be, on the acquisition of the Special Warrant, and (c) if the holder is a permitted assignee of the interest of the original Special Warrant subscriber, the holder is entitled to exercise the rights of rescission and refund as if the holder was the original subscriber.

CERTIFICATE OF THE COMPANY

Dated: July 28, 2026

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of all the provinces and territories of Canada, except Nova Scotia.

(Signed) “James A. Deckelman”	(Signed) “Steven Nguyen”
James A. Deckelman Chief Executive Officer	Steven Nguyen Chief Financial Officer

On behalf of the Board of Directors:
(Signed) “Geoff Balderson”	(Signed) “Anthony Zelen”
Geoff Balderson Director	Anthony Zelen Director

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CERTIFICATE OF PROMOTER

Dated: July 28, 2026

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of all the provinces and territories of Canada, except Nova Scotia.

(Signed) “James A. Deckelman”
James A. Deckelman Promoter

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